    As filed with the Securities and Exchange Commission on October 2, 2001.



                                                   Registration No. 333-________


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933





                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               SEPARATE ACCOUNT H
                           (Exact name of Registrant)



                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               (Name of Depositor)



                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304
              (Address of Depositor's Principal Executive Offices)


                                 (617) 663-3000
               (Depositor's Telephone Number Including Area Code)


                            James D. Gallagher, Esq.
                  Vice President, Secretary and General Counsel
            The Manufacturers Life Insurance Company of North America
                                73 Tremont Street
                           Boston, Massachusetts 02108
                     (Name and Address of Agent for Service)



                                    Copy to:
                              J. Sumner Jones, Esq.
                             Jones & Blouch, L.L.P.
                       1025 Thomas Jefferson Street, N.W.
                              Washington, DC 20007



Title of Securities Being Registered: Variable Annuity Insurance Contracts



Approximate date of commencement of proposed public offering: As soon after the effective date of this registration statement as is practicable.



The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A)
                               SEPARATE ACCOUNT H



                  CROSS REFERENCE TO ITEMS REQUIRED BY FORM N-4


N-4 Item      Caption in Prospectus
Part A
1             Cover Page

2             Appendix A: Special Terms

3             Summary

4             Appendix B: Table of Accumulation Values

5 General Information about Us, The Variable Account, the Trust and the Merrill Variable Funds

6             Charges and Deductions; Withdrawal Charges; Reduction or
              Elimination of Withdrawal Charges; Administration Fees; Mortality and Expense Risks Charge; Taxes; Expenses of Distributing the
              Contract

7             Accumulation Period Provisions; Company Approval; Purchase
              Payments; Accumulation Units; Net Investment Factor; Transfers
              Among Investment Options; Telephone Transactions; Special Transfer
              Services - Dollar Cost Averaging; Asset Rebalancing Program;
              Withdrawals; Special Withdrawal Services - the Income Plan;
              Contract Owner Inquiries; Other Contract Provisions; Ownership;
              Beneficiary; Modification

8 Pay Out Period Provisions; General; Annuity Options; Determination of Amount of the First Variable Annuity Benefit Payment; Annuity
              Units and the Determination of Subsequent Variable Annuity Benefit
              Payments; Transfers During the Pay Out During the Pay Out Period

9             Accumulation Period Provisions; Death Benefit During the
              Accumulation Period; Pay Out Period Provisions; Death Benefit
              Period

10            Accumulation Period Provisions; Purchase Payments; Accumulation
              Units; Value of Accumulation Units; Net Investment Factor;
              Distribution of Contracts

11            Withdrawals; Restrictions under the Texas Optional Retirement
              Program; Accumulation Period Provisions; Purchase Payments; Other
              Contract Provisions; Ten Day Right to Review

12            Federal Tax Matters; Introduction; Taxation of Annuities in
              General; Diversification Requirements; Qualified Retirement Plans;
              Appendix G: Qualified Plan Types

13            Legal Proceedings

14            Statement of Additional Information - Table of Contents

Part B        Caption in Statement of Additional Information

15            Cover Page

16            Table of Contents

17            General Information and History.

18            Services-Independent Auditors, Services-Servicing Agent

19            Not Applicable

20            Services - Principal Underwriter

21            Performance Data

22            Not Applicable

23            Financial Statements

                                     PART A



                      INFORMATION REQUIRED IN A PROSPECTUS

         ANNUITY SERVICE OFFICE                     MAILING ADDRESS
     500 Boylston Street, Suite 400              Post Office Box 9230
    Boston, Massachusetts 02116-3739       Boston, Massachusetts 02205-9230
    (617) 663-3000 or (800) 344-1029              www.manulifeusa.com



                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               SEPARATE ACCOUNT H
                                       OF
                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)


                       FLEXIBLE PURCHASE PAYMENT DEFERRED
                 COMBINATION FIXED AND VARIABLE ANNUITY CONTRACT
                                NON-PARTICIPATING


         This Prospectus describes an annuity contract issued by The Manufacturers Life Insurance Company (U.S.A.) ("WE" or "US" or "MANULIFE U.S.A."). The contract is a flexible purchase payment, deferred, combination fixed and variable annuity contract, including both an individual contract and a participating interest in a group contract. Participation in a group contract will be separately accounted for by the issuance of a certificate evidencing your interest under the contract. An individual contract will usually be issued only where a group contract may not be used. The certificate and individual annuity contract are hereafter referred to as the "CONTRACT."


              Contract values and annuity benefit payments are based upon sixty-seven investment options. Sixty-two options are variable and five are fixed account options.


         - Contract values (other than those allocated to one of the fixed accounts) and variable annuity benefit payments will vary according to the investment performance of the sub-accounts of one of our separate accounts, The Manufacturers Life Insurance Company (U.S.A.) Separate Account H (the "VARIABLE ACCOUNT"). Contract values may be allocated to, and transferred among, one or more of those sub-accounts.


         - Each sub-account's assets are invested in a corresponding portfolio of a mutual fund, Manufacturers Investment Trust (the "TRUST") or Merrill Lynch Variable Series Funds, Inc. ("MERRILL VARIABLE FUNDS"). We will provide the contract owner ("YOU") with prospectuses for the Trust and Merrill Variable Funds with this Prospectus.

         - SHARES OF THE TRUST AND MERRILL VARIABLE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND THE SHARES ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

         - Except as specifically noted here and under the caption "FIXED ACCOUNT INVESTMENT OPTIONS" below, this Prospectus describes only the variable portion of the contract.

         -    Special terms are defined in a glossary in Appendix A.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT CONTAINS INFORMATION ABOUT THE VARIABLE ACCOUNT AND THE VARIABLE PORTION OF THE CONTRACT THAT YOU SHOULD KNOW BEFORE INVESTING.

THE CONTRACTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). NEITHER THE SEC NOR ANY STATE HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         - ADDITIONAL INFORMATION about the contract and the Variable Account is contained in a Statement of Additional Information, dated the same date as this Prospectus, which has been filed with the SEC and is incorporated herein by reference. The Statement of Additional Information is available without charge upon request by writing us at the address on the front cover or by telephoning
              (800) 344-1029.

         - The SEC maintains a Web site (http://www.sec.gov) that contains the Statement of Additional Information and other information about us, the contracts and the Variable Account.

                       STATEMENT OF ADDITIONAL INFORMATION
                                TABLE OF CONTENTS

General Information and History
Performance Data
Services
     Independent Auditors
     Servicing Agent
     Principal Underwriter
Audited Financial Statements



                The date of this Prospectus is January 1, 2002.

                                TABLE OF CONTENTS


SUMMARY .................................................................
GENERAL INFORMATION ABOUT US, THE
VARIABLE ACCOUNT, THE TRUST AND
MERRILL VARIABLE FUNDS ..................................................
     The Manufacturers Life Insurance Company (U.S.A.) ..................
     The Variable Account ...............................................
     The Trust ..........................................................
     Merrill Variable Funds .............................................
DESCRIPTION OF THE CONTRACT .............................................
   ELIGIBLE GROUPS ......................................................
   ACCUMULATION PERIOD PROVISIONS .......................................
     Purchase Payments ..................................................
     Accumulation Units .................................................
     Value of Accumulation Units ........................................
     Net Investment Factor ..............................................
     Transfers Among Investment Options .................................
     Maximum Number of Investment Options ...............................
     Telephone Transactions .............................................
     Special Transfer Services - Dollar Cost Averaging ..................
     Asset Rebalancing Program ..........................................
     Withdrawals ........................................................
     Special Withdrawal Services - The Income Plan ......................
     Death Benefit During Accumulation Period ...........................
   PAY-OUT PERIOD PROVISIONS ............................................
     General ............................................................
     Annuity Options ....................................................
     Determination of Amount of the First Variable
     Annuity Payment ....................................................
     Annuity Units and the Determination of
       Subsequent Variable Annuity Payments .............................
     Transfers During Pay-out Period ....................................
     Death Benefit During Pay-out Period ................................
   OTHER CONTRACT PROVISIONS ............................................
     Ten Day Right to Review ............................................
     Ownership ..........................................................
     Annuitant ..........................................................
     Beneficiary ........................................................
     Modification .......................................................
     Our Approval .......................................................
     Discontinuance of New Owners .......................................
     Misstatement and Proof of Age, Sex or Survival .....................
   FIXED ACCOUNT INVESTMENT OPTIONS .....................................
   OPTIONAL BENEFITS ....................................................
     Guaranteed Retirement Income Program  II ...........................
     Guaranteed Earnings Multiplier .....................................
CHARGES AND DEDUCTIONS ..................................................
     Withdrawal Charges .................................................
     Reduction or Elimination of Withdrawal Charge ......................
     Administration Fees ................................................
     Reduction or Elimination of Annual Administration
       Fee ..............................................................
     Mortality and Expense Risks Charge .................................
     Taxes ..............................................................
 FEDERAL TAX MATTERS ....................................................
   INTRODUCTION .........................................................
   OUR TAX STATUS .......................................................
   TAXATION OF ANNUITIES IN GENERAL .....................................
     Tax Deferral During Accumulation Period ............................
     Taxation of Partial and Full Withdrawals ...........................
     Taxation of Annuity Benefit Payments ...............................
     Taxation of Death Benefit Proceeds .................................
     Penalty Tax on Premature Distributions .............................
     Aggregation of Contracts ...........................................
   QUALIFIED RETIREMENT PLANS ...........................................
     Direct Rollovers ...................................................
     Loans ..............................................................
FEDERAL INCOME TAX WITHHOLDING ..........................................
GENERAL MATTERS .........................................................
     Performance Data ...................................................
     Asset Allocation and Timing Services ...............................
     Restrictions Under the Texas Optional
       Retirement Program ...............................................
     Distribution of Contracts ..........................................
     Confirmation Statements ............................................
     Legal Proceedings ..................................................
     Cancellation of Contract ...........................................
     Voting Interest ....................................................
     Reinsurance Arrangements ...........................................
APPENDIX A: SPECIAL TERMS ...............................................    A-1
APPENDIX B: TABLE OF ACCUMULATION UNIT VALUES
     FOR CONTRACTS DESCRIBED IN THIS PROSPECTUS .........................    B-1
APPENDIX C: EXAMPLES OF CALCULATION OF
     WITHDRAWAL CHARGE ..................................................    C-1
APPENDIX D: STATE PREMIUM TAXES .........................................    D-1
APPENDIX E: PENNSYLVANIA MAXIMUM MATURITY
     AGE ................................................................    E-1
APPENDIX F: PRIOR CONTRACTS - VEN 7 AND VEN 8
     CONTRACTS ..........................................................    F-1
APPENDIX G: PRIOR CONTRACTS - VEN 1 AND VEN 3
     CONTRACTS ..........................................................    G-1
APPENDIX H: EXCHANGE OFFER - VEN 7 AND VEN 8
     CONTRACTS ..........................................................    H-1
APPENDIX I: EXCHANGE OFFER - VEN 1 AND VEN 3
     CONTRACTS ..........................................................    I-1
APPENDIX J: EXCHANGE OFFER - LIFESTYLE ANNUITY
     CONTRACTS ..........................................................    J-1
APPENDIX K: EXCHANGE OFFER - MULTI-
     ACCOUNT FLEXIBLE PAYMENT VARIABLE ANNUITY ..........................    K-1
APPENDIX L: QUALIFIED PLAN TYPES ........................................    L-1
APPENDIX M: GUARANTEED RETIREMENT
      INCOME PROGRAM ....................................................    M-1

                                     SUMMARY

OVERVIEW OF THE CONTRACT. The contract offered by this Prospectus is a flexible purchase payment deferred combination fixed and variable annuity contract. The contract provides for the accumulation of contract values and the payment of annuity benefits on a variable and/or fixed basis. The Prospectus describes both participating interests in group deferred annuity contracts and individual deferred annuity contracts.

Under the contract, you make one or more payments to us for a period of time (the "ACCUMULATION PERIOD") and then later, beginning on the "MATURITY DATE" we make one or more annuity benefit payments to you (the "PAY-OUT PERIOD"). Contract values during the accumulation period and the amounts of annuity benefit payments during the pay-out period may either be variable or fixed, depending upon the investment option(s) you select. You may use the contract to fund either a non-qualified or tax-qualified retirement plan.

When you purchase a variable annuity for any tax-qualified retirement plan, the variable annuity does not provide any additional tax deferred treatment of earnings beyond the treatment provided by the plan. Consequently, you should purchase a variable annuity for a tax-qualified plan only on the basis of other benefits offered by the variable annuity. These benefits may include lifetime income payments, protection through the death benefit, and guaranteed fees.


OTHER CONTRACTS. Prior to 1995, four older classes of variable annuity contracts were issued. These contracts are no longer being issued but purchase payments may continue to be made to these existing contracts. These contracts are as follows: "VEN 1" contracts, which were sold during the period from June, 1985 until June, 1987; "VEN 3" contracts, which were sold during the period from November, 1986 until October, 1993; "VEN 8" contracts which were sold during the period from September, 1992 until February, 1995; and "VEN 7" contracts which were sold during the period from August, 1989 until April, 1999. This Prospectus principally describes the contract offered by this Prospectus but also describes the Ven 8, Ven 7, Ven 3 and Ven 1 contracts (collectively, "prior contracts"). The principal differences between the contract offered by this Prospectus and the prior contracts relate to the investment options available under the contracts, charges made by the Company, death benefit provisions and in the case of Ven 7 and Ven 8 contracts, a minimum interest rate to be credited for any guarantee period under the fixed portion of the contract (see Appendices F and G).


PURCHASE PAYMENT LIMITS. Except as noted below, the minimum initial purchase payment is $5,000 for Non-Qualified Contracts and $2,000 for Qualified Contracts. Purchase payments normally may be made at any time. If a purchase payment would cause your contract value to exceed $1,000,000, or your contract value already exceeds $1,000,000, however, you must obtain our approval in order to make the payment. If permitted by state law, we may cancel your contract if you have made no purchase payments for two years, your contract value is less than $2,000 and your purchase payments over the life of your contract, minus your withdrawals over the life of the contract is less than $2,000.

INVESTMENT OPTIONS. Upon issuance of the contract, purchase payments may be allocated among up to seventeen of the available investment options (including all fixed account investment options). After the contract is issued, there is no limit on the number of investment options to which you may allocate purchase payments. Currently, sixty-two Variable Account investment options and five fixed account investment options are available under the contract. Each Variable Account investment options is a sub-account of the Variable Account that invests in a corresponding portfolio of the Trust or Merrill Variable Funds. A full description of each portfolio of the Trust or Merrill Variable Funds is in the accompanying Prospectus of the Trust or Merrill Variable Funds. Your contract value during the accumulation period and the amounts of annuity benefit payments will depend upon the investment performance of the portfolio underlying each sub-account of the Variable Account you select and/or upon the interest we credit on each fixed account option you select. Subject to certain regulatory limitations, we may elect to add, subtract or substitute investment options. Fixed accounts are not available in all states.

Allocating assets only to one or a small number of the investment options (other than the Lifestyle Trusts) should not be considered a balanced investment strategy. In particular, allocating assets to a small number of investment options that concentrate their investments in a particular business or market sector will increase the risk that the value of your contract will be more volatile since these investment options may react similarly to business or market specific events. Examples of business or market sectors where this risk historically has been and may continue to be particularly high include: (a) technology related businesses, including internet related businesses, (b) small cap securities and
(c) foreign securities. The Company does not provide advice regarding appropriate investment allocations, please discuss this matter with your financial adviser.

TRANSFERS. During the accumulation period, you may transfer your contract values among the Variable Account investment options and from the Variable Account investment options to the fixed account investment options without charge. In addition, you may transfer contract values among the fixed account investment options and from the fixed account investment options to the Variable Account investment options, subject to a one year holding period requirement (with certain exceptions) and a market value charge which may apply to such a transfer. During the pay-out period, you may transfer your allocations among the Variable Account investment options, but transfers from Variable Account options to fixed account options or from fixed account options to Variable Account options are not permitted.

WITHDRAWALS. During the accumulation period, you may withdraw all or a portion of your contract value. The amount you withdraw from any investment account must be at least $300 or, if less, your entire balance in that investment account. If a partial withdrawal plus any applicable withdrawal charge would reduce your contract value to less than $300, we will treat your withdrawal request as a request to withdraw all of your contract value. A withdrawal charge and an administration fee may apply to your withdrawal. A withdrawal may be subject to income tax and a 10% IRS penalty tax. A systematic withdrawal plan service is available under the contract.

CONFIRMATION STATEMENTS. We will send you confirmation statements for certain transactions in your account. You should carefully review these statements to verify their accuracy. You should immediately report any mistakes to our Annuity Service Office (at the address or phone number shown on the cover of this Prospectus). If you fail to notify our Annuity Service Office of any mistake within 60 days of the mailing of the confirmation statement, you will be deemed to have ratified the transaction.

DEATH BENEFITS. We will pay the death benefit described below to your BENEFICIARY if you die during the accumulation period. If a contract is owned by more than one person, then the surviving contract owner will be deemed the beneficiary of the deceased contract owner. No death benefit is payable on the death of any ANNUITANT (a natural person or persons to whom ANNUITY BENEFIT PAYMENTS are made and whose life is used to determine the duration of annuity benefit payments involving life contingencies), except that if any contract owner is not a natural person, the death of any annuitant will be treated as the death of an owner. The amount of the death benefit will be calculated as of the date on which our Annuity Service Office receives written notice and proof of death and all required claim forms. The formula used to calculate the death benefit may vary according to the age(s) of the contract owner(s) at the time the contract is issued and the age of the contract owner who dies. If there are any unpaid loans (including unpaid interest) under the contract, the death benefit equals the death benefit calculated according to the applicable formula, minus the amount of the unpaid loans. If the annuitant dies during the pay-out period and annuity payment method selected called for payments for a guaranteed period, we will make the remaining guaranteed payments to the beneficiary. See F for information on death benefit provisions of Ven 7 and Ven 8 contracts and Appendix G for information on death benefit provisions of Ven 1 and Ven 3 contracts.

ANNUITY BENEFIT PAYMENTS. We offer a variety of fixed and variable annuity payment options. Periodic annuity benefit payments will begin on the "maturity date" (the first day of the pay-out period). You select the maturity date, the frequency of payment and the type of annuity benefit payment option. Annuity benefit payments are made to the annuitant.


OPTIONAL BENEFITS



         GUARANTEED RETIREMENT INCOME PROGRAM II. The Guaranteed Retirement Income Program II ("GRIP II") guarantees a minimum lifetime fixed income benefit in the form of fixed monthly annuity payments. The amount of these payments is determined by applying the Income Base to the annuity purchase rates in the GRIP II rider. As described in this prospectus, the Income Base is calculated as the greater of purchase payments accumulated at a fixed growth factor or the maximum contract anniversary value, reduced proportionately for partial withdrawals. Because the annuity options provided for in the contract are based on the contract value and current annuity purchase rates at the time of annuitization, the amount of the monthly payments under such options may exceed the monthly payments provided by GRIP II. If GRIP II is exercised and the annuity payments available under the contract are greater than the monthly payment provided by the GRIP II rider, we will pay the monthly annuity payment available under the contract. For GRIP II, we impose an annual fee of 0.45% of the Income Base. The fee is deducted from the contract value on each contract anniversary. GRIP II is available for new contracts issued on or after July 2, 2001. GRIP II is not available in all states and is not available for Ven 7, Ven 8, Ven 3 or Ven 1. If the contract is issued with GRIP II in the state of Washington, the fixed accounts including the DCA fixed investment account will not be offered as investment options.



         GUARANTEED EARNINGS MULTIPLIER. The Guaranteed Earnings Multiplier ("GEM") guarantees that upon the death of any contract owner prior to the maturity date, we will pay the death benefit otherwise payable under the contract plus the benefit payable under GEM subject to a maximum amount. The GEM provides a payment equal to 40% of the appreciation in the contract value (as defined below) upon the death of any contract owner if the oldest owner is 69 or younger, and 25% of the appreciation in the contract value (as defined below) if the oldest owner is 70 or older at issue. The appreciation in the contract value is defined as the contract value less the sum of all purchase payments, reduced proportionally by any amount deducted in connection with partial withdrawals. The death benefit will also be reduced by the amount of any unpaid loans under a contract in the case of certain qualified contracts. For GEM we impose an annual fee of 0.20% of the average account value. GEM is available for new contracts issued on or after July 2, 2001. GEM is not available in all states and is not available for Ven 7, Ven 8, Ven 3 or Ven 1 contracts.



REINSURANCE ARRANGEMENTS. We utilize reinsurance as part of our risk management program. Under any reinsurance agreement, we remain liable for the contractual obligations of the contracts' guaranteed benefits and the reinsurer(s) agree to reimburse us for certain amounts and obligations in connection with the risks covered in the reinsurance agreements. The reinsurer's contractual liability runs solely to us, and no contract owner shall have any right of action against any reinsurer. In evaluating reinsurers, we consider the financial and claims paying ability ratings of the reinsurer. Our philosophy is to minimize incidental credit risk. We do so by engaging in secure types of reinsurance transactions with high quality reinsurers and diversifying reinsurance counterparties to limit concentrations. Some of the benefits that are currently reinsured include guaranteed death benefits, fixed account guarantees, GRIP and GRIP II.


TEN DAY REVIEW. You may cancel your contract by returning it to us within 10 days of receiving it.

MODIFICATION. In the case of a group annuity contract, we may not modify the contract or any certificate without the consent of the group holder or the owner, as applicable, except to make it conform to any law or regulation or ruling issued by a governmental agency. However, on 60 days' notice to the group holder, we may change the withdrawal charges, administration fees, mortality and expense risks charges, free withdrawal percentage, annuity purchase rates and the market value charge as to any certificates issued after the effective date of the modification.

DISCONTINUANCE OF NEW OWNERS. In the case of a group annuity contract, on thirty days' notice to the group holder, we may limit or discontinue acceptance of new applications and the issuance of new certificates.

TAXATION. Generally all earnings on the underlying investments are tax-deferred until withdrawn or until annuity benefit payments begin. Normally, a portion of each annuity benefit payment is taxable as ordinary income. Partial and total withdrawals generally are taxable as ordinary income to the extent contract value prior to the withdrawal exceeds the purchase payments you have made, minus any prior withdrawals that were not taxable. A 10% penalty tax may apply to withdrawals and annuity benefit programs prior to age 59-1/2.

CHARGES AND DEDUCTIONS. The following table and Example are designed to assist you in understanding the various costs and expenses related to the contract. The table reflects expenses of the Variable Account and the underlying portfolios. In addition to the items listed in the following table, premium taxes may be applicable to certain contracts. The items listed under "Contract Owner Transaction Expenses" and "Separate Account Annual Expenses" are more completely described in this Prospectus under "Charges and Deductions." The items listed under "Trust Annual Expenses" are described in detail in the accompanying Prospectuses of the Trust and Merrill Variable Funds.

CONTRACT OWNER TRANSACTION EXPENSES

See Appendix F for additional information regarding contract owner transaction expenses for Ven 7 and Ven 8 contracts. See Appendix G for information regarding contract owner transaction expenses for Ven 3 and Ven 1 contracts.

Deferred sales load (as percentage of purchase payments):

  NUMBER OF COMPLETE YEARS                             WITHDRAWAL CHARGE
PURCHASE PAYMENT IN CONTRACT                              PERCENTAGE
              0                                               6%
              1                                               6%
              2                                               5%
              3                                               5%
              4                                               4%
              5                                               3%
              6                                               2%
              7+                                              0%


ANNUAL CONTRACT FEE                                                       $  30(1)

                        SEPARATE ACCOUNT ANNUAL EXPENSES
                   (as a percentage of average account value)

Mortality and expense risks fee                                            1.25%
Administration fee - asset based                                           0.15%
TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES                                     1.40%

Optional  GEM Fee                                                          0.20%(2)
Total Separate Account Annual Expenses with GEM Fee                        1.60%
Optional GRIP II Fee (as a percentage of the Income Base)                  0.45%(3)



(1) The $30 annual administration fee will not be assessed prior to the maturity date if at the time of its assessment the sum of all investment account values is greater than or equal to $100,000. This provision does not apply to Ven 7 or Ven 8 contracts. (See Appendix F).



(2) The GEM Rider is not available for contracts issued prior to July 2, 2001.



(3) The GRIP II rider is not available for contracts issued prior to July 2, 2001. If GRIP II is elected, this fee is deducted on each contract anniversary. (see "GUARANTEED RETIREMENT INCOME PROGRAM II").



Table of Investment Management Fees and Expenses


TRUST ANNUAL EXPENSES


(as a percentage of Trust average net assets for the fiscal year ended December 31, 2000)*



                                                                                             TOTAL TRUST
                                                                      OTHER EXPENSES       ANNUAL EXPENSES
                                     MANAGEMENT      CLASS A RULE     (AFTER EXPENSE        (AFTER EXPENSE
         TRUST PORTFOLIO                FEES           12b-1 FEE      REIMBURSEMENT)        REIMBURSEMENT)
         ---------------                ----           --------       --------------        --------------
Internet Technologies                  1.000%           0.150%           0.130%                 1.280%(e)
Pacific Rim Emerging Markets           0.700%           0.150%           0.180%                 1.030%
Telecommunications                     0.950%           0.150%           0.130%                 1.230%(a)
Science & Technology                   0.916%(F)        0.150%           0.040%                 1.106%
International Small Cap                0.914%           0.150%           0.440%                 1.504%
Health Sciences                        0.950%(F)        0.150%           0.130%                 1.230%(a)
Aggressive Growth                      0.850%           0.150%           0.070%                 1.070%

Emerging Small Company                 0.896%           0.150%           0.050%                 1.096%
Small Company Blend                    0.900%           0.150%           0.140%                 1.190%
Dynamic Growth                         0.850%           0.150%           0.070%                 1.070%(E)
Mid Cap Growth                         0.850%           0.150%           0.280%                 1.280%(A)
Mid Cap Opportunities                  0.850%           0.150%           0.230%                 1.230%(A)
Mid Cap Stock                          0.775%           0.150%           0.075%                 1.000%
All Cap Growth                         0.778%           0.150%           0.050%                 0.978%
Financial Services                     0.800%           0.150%           0.090%                 1.040%(A)
Overseas                               0.800%           0.150%           0.200%                 1.150%
International Stock                    0.850%(F)        0.150%           0.180%                 1.180%
International Value                    0.850%           0.150%           0.180%                 1.180%
Capital Appreciation.                  0.750%           0.150%           0.500%(H)              1.400%(H)
Strategic Opportunities                0.700%           0.150%           0.050%                 0.900%
Quantitative Mid Cap.                  0.650%           0.150%           0.070%                 0.870%(A)
Global Equity                          0.750%           0.150%           0.120%                 1.020%
Strategic Growth                       0.750%           0.150%           0.120%                 1.020%(A)
Growth                                 0.683%           0.150%           0.050%                 0.883%
Large Cap Growth                       0.750%           0.150%           0.065%                 0.965%
All Cap Value                          0.800%           0.150%           0.140%                 1.090%(A)
Capital Opportunities                  0.750%           0.150%           0.160%                 1.060%(A)
Quantitative Equity                    0.596%           0.150%           0.050%                 0.796%
Blue Chip Growth                       0.713%(F)        0.150%           0.035%                 0.898%
Utilities                              0.750%           0.150%           0.270%                 1.170%(A)
Real Estate Securities                 0.650%(A)        0.150%           0.060%                 0.860%
Small Company Value                    0.900%(F)        0.150%           0.190%                 1.240%
Mid Cap Value                          0.800%           0.150%           0.160%                 1.110%(A)
Value                                  0.650%           0.150%           0.060%                 0.860%
Tactical Allocation                    0.750%           0.150%           0.430%                 1.330%(E)
Fundamental Value                      0.800%           0.150%           0.130%                 1.080%(A)
Growth & Income                        0.524%           0.150%           0.040%                 0.714%
U.S. Large Cap Value                   0.725%           0.150%           0.055%                 0.930%
Equity-Income                          0.725%(F)        0.150%           0.035%                 0.910%
Income & Value                         0.650%           0.150%           0.060%                 0.860%
Balanced                               0.554%(A)        0.150%           0.060%                 0.764%
High Yield                             0.625%           0.150%           0.065%                 0.840%
Strategic Bond                         0.625%           0.150%           0.095%                 0.870%
Global Bond                            0.600%           0.150%           0.200%                 0.950%
Total Return                           0.600%           0.150%           0.065%                 0.815%
Investment Quality Bond                0.500%           0.150%           0.080%                 0.730%
Diversified Bond                       0.600%           0.150%           0.060%                 0.810%
U.S. Government Securities             0.550%           0.150%           0.070%                 0.770%
Money Market                           0.350%           0.150%           0.040%                 0.540%
Small Cap Index                        0.375%           0.150%           0.075%(G)              0.600%(E)
International Index                    0.400%           0.150%           0.050%(G)              0.600%(E)
Mid Cap Index                          0.375%           0.150%           0.075%(G)              0.600%(E)
Total Stock Market Index               0.375%           0.150%           0.075%(G)              0.600%(E)
500 Index                              0.375%           0.150%           0.025%(G)              0.550%(E)
Lifestyle Aggressive 1000(D)           0.070%           0.000%           1.089%(B)              1.159%(C)
Lifestyle Growth 820(D)                0.055%           0.000%           0.971%(B)              1.026%(C)
Lifestyle Balanced 640(D)              0.055%           0.000%           0.893%(B)              0.948%(C)
Lifestyle Moderate 460(D)              0.064%           0.000%           0.821%(B)              0.885%(C)
Lifestyle Conservative 280(D)          0.075%           0.000%           0.790%(B)              0.865%(C)



* Effective January 1, 2002, the Trust implemented a Class A Rule 12b-1 plan while simultaneously reducing its advisory fees and implementing advisory fee breakpoints. The Trust Annual Expense chart reflects these changes.


(A) Based on estimates to be made during the current fiscal year.

(B) Reflects expenses of the Underlying Portfolios.


(C) The investment adviser to the Trust, Manufacturers Securities Services, LLC ("MSS" or the "Adviser") has voluntarily agreed to pay certain expenses of each Lifestyle Trust as noted below. (For purposes of the expense reimbursement, total expenses of a Lifestyle Trust includes the advisory fee but excludes (a) the expenses of the

Underlying Portfolios, (b) taxes, (c) portfolio brokerage, (d) interest, (e) litigation and (f) indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business.)



If total expenses of a Lifestyle Trust (absent reimbursement) exceed 0.075%, the Adviser will reduce the advisory fee or reimburse expenses of that Lifestyle Trust by an amount such that total expenses of the Lifestyle Trust equal 0.075%. If the total expenses of the Lifestyle Trust (absent reimbursement) are equal to or less than 0.075%, then no expenses will be reimbursed by the Adviser.


This voluntary expense reimbursement may be terminated at any time. If such expense reimbursement was not in effect, Total Trust Annual Expenses would be higher (based on current advisory fees and the Other Expenses of the Lifestyle Trusts for the fiscal year ended December 31, 2000) as noted in the chart below:


                                                                                                     TOTAL TRUST
TRUST PORTFOLIO                   MANAGEMENT FEES     RULE 12b-1 FEES        OTHER EXPENSES        ANNUAL EXPENSES
---------------                   ---------------     ---------------        --------------        ---------------
Lifestyle Aggressive 1000             0.070%               0.000%                1.114%                1.184%
Lifestyle Growth 820                  0.055%               0.000%                0.981%                1.036%
Lifestyle Balanced 640                0.055%               0.000%                0.903%                0.958%
Lifestyle Moderate 460                0.064%               0.000%                0.846%                0.910%
Lifestyle Conservative 280            0.075%               0.000%                0.822%                0.897%


(D) Each Lifestyle Trust will invest in shares of the Underlying Portfolios. Therefore, each Lifestyle Trust will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios in which it invests, and the investment return of each Lifestyle Trust will be net of the Underlying Portfolio expenses. Each Lifestyle Portfolio must bear its own expenses. However, the Adviser is currently paying certain of these expenses as described in footnote (C) above.

(E) Annualized - For the period May 1, 2000 (commencement of operations) to December 31, 2000.

(F) Effective June 1, 2000, the Adviser voluntarily agreed to waive a portion of its advisory fee for the Science & Technology Trust, Health Sciences Trust, Small Company Value Trust, the Blue Chip Growth Trust and the Equity-Income Trust. The fee reduction is based on the combined asset level of all five portfolios and the International Stock Trust. Once the combined assets exceed specified amounts, the fee reduction is increased. The percentage fee reduction for each asset level is as follows:


                                                      FEE REDUCTION
COMBINED ASSET LEVELS                      (AS A PERCENTAGE OF THE ADVISORY FEE)
First $750 million                                        0.00%
Between $750 million and $1.5 billion                     2.50%
Between $1.5 billion and $3.0 billion                     3.75%
Over $3.0 billion                                         5.00%



The fee reductions are applied to the advisory fees of each of the five portfolios. This voluntary fee waiver may be terminated at any time by the adviser. As of February 28, 2001, the combined asset level for all four portfolios was approximately $4.469 billion resulting in a fee reduction of 3.065%. There is no guarantee that the combined asset level will remain at this amount. If the combined asset level were to decrease to a lower breakpoint, the fee reduction would decrease as well.



(G) MSS has voluntarily agreed to pay expenses of each Index Trust (excluding the advisory fee) that exceed the following amounts: 0.050% in the case of the International Index Trust and 500 Index Trust and 0.075% in the case of the Small Cap Index Trust, the Mid Cap Index Trust and Total Stock Market Index Trust. If such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.097% and 0.650%, respectively, for the International Index Trust, 0.125% and 0.650%, respectively, for the Small Cap Index Trust, and 0.164% and 0.690%, respectively, for the Mid Cap Index Trust and 0.090% and 0.620%, respectively, for the Total Stock Market Index Trust. It is estimated that the expense reimbursement will not be effective during the year end December 31, 2001 for the 500 Index Trust. The expense reimbursement may be terminated at any time by MSS.


(H) Annualized - For period November 1, 2000 (commencement of operations) to December 31, 2000. For all portfolios except the Lifestyle Trusts, the Adviser reduces its advisory fee or reimburses the portfolio if the total of all expenses (excluding advisory fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the portfolio's business) exceed certain annual rates. In the case of the Capital Appreciation Trust, the Adviser reimbursed the portfolio for certain expenses for the year ended December 31, 2000. If such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.700% and 1.600%, respectively. These voluntary expense reimbursements may be terminated at any time.




MERRILL VARIABLE FUNDS ANNUAL EXPENSES:  CLASS B SHARES
(as a percentage of average net assets and after waivers and reimbursements)

                                                                                       TOTAL ANNUAL FUND
                              MANAGEMENT FEE                     OTHER EXPENSES       OPERATING EXPENSES
                              (AFTER EXPENSE                     (AFTER EXPENSE         (AFTER EXPENSE
                             REIMBURSEMENT AND                  REIMBURSEMENT AND      REIMBURSEMENT AND
        PORTFOLIO                 WAIVER)        12b-1 FEES        WAIVER)(A)             WAIVER)(B)
        ---------                 -------        ----------         --------               --------
Merrill Lynch Small Cap            0.75%            0.15%            0.06%                   0.96%
Value Focus(D)
Merrill Lynch Basic Value          0.60%            0.15%            0.05%                   0.80%
Focus
Merrill Lynch Developing          0.53%(C)          0.15%            0.72%                   1.40%(C)
Capital Markets Focus

(A) Note that these are the expenses for the fiscal year ended December 31, 2000.

(B) Merrill Lynch Investment Managers, L.P. ("MLIM") and Merrill Lynch Life Agency, Inc. have entered into a Reimbursement Agreement that limits the operating expenses (excluding any distribution fees imposed on shares of Class B Common Stock) paid by each portfolio in a given year to 1.25% of its average net assets. This Reimbursement Agreement is expected to remain in effect for the current year.

(C) During 2000, MLIM waived management fees for the Developing Capital Markets Focus Fund in the amount totaling 0.47% of that Fund's average daily net assets of Class B shares; absent this waiver, the management fee and the total expenses for Class B shares of this Fund would have been 1.00% and 1.87%, respectively. This voluntary expense waiver may be terminated at any time.

(D) Formerly, the Merrill Lynch Special Value Focus Fund.

EXAMPLE


         The Example of Expenses below is shown with the optional GEM Fee and the optional GRIP II Fee reflected (a growth factor of 6% is assumed in calculating the GRIP II Fee).



If you surrendered the contract at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming (a) 5% annual return on assets and (b) all Trust portfolio expense reimbursements remain in effect for the time periods illustrated:






TRUST PORTFOLIO                                  1 YEAR         3 YEAR          5 YEAR         10 YEAR
---------------                                  ------         ------          ------         -------
Internet Technologies                               90            153             219             381
Pacific Rim Emerging Markets                        87            146             208             358
Telecommunications                                  89            152             217             376
Science & Technology                                88            149             213             368
International Small Cap                             92            160             231             405
Health Sciences                                     89            152             217             376
Aggressive Growth                                   88            147             210             361
Emerging Small Company                              88            148             211             364
Small Company Blend                                 89            151             215             373
Dynamic Growth                                      88            147             210             361
Mid Cap Growth                                      90            153             219             381
Mid Cap Opportunities                               89            152             217             376
Mid Cap Stock                                       87            145             206             355
All Cap Growth                                      87            145             206             355

TRUST PORTFOLIO                                  1 YEAR         3 YEAR          5 YEAR         10 YEAR
---------------                                  ------         ------          ------         -------
Financial Services                                  87            146             208             359
Overseas                                            88            150             213             369
International Stock                                 89            152             217             376
International Value                                 89            150             215             372
Capital Appreciation                                91            157             225             392
Strategic Opportunities(1)                          86            143             201             345
Quantitative Mid Cap                                86            142             200             342
Global Equity                                       87            146             207             357
Strategic Growth                                    87            146             207             357
Growth                                              86            143             201             345
Large Cap Growth                                    86            144             203             349
All Cap Value                                       88            148             211             363
Capital Opportunities                               88            147             209             360
Quantitative Equity                                 85            138             194             331
Blue Chip Growth                                    86            143             202             346
Utilities                                           89            150             214             371
Real Estate Securities                              86            141             199             341
Small Company Value                                 89            152             218             377
Mid Cap Value                                       88            148             211             365
Value                                               86            141             199             341
Tactical Allocation                                 90            155             222             386
Fundamental Value                                   88            148             210             362
Growth & Income                                     85            139             196             334
U.S. Large Cap Value                                86            143             203             348
Equity-Income                                       86            143             202             346
Income & Value                                      86            141             199             341
Balanced                                            85            139             195             332
High Yield                                          85            141             198             339
Strategic Bond                                      86            142             200             342
Global Bond                                         87            145             206             355
Total Return                                        85            141             198             339
Investment Quality Bond                             84            138             193             329
Diversified Bond                                    85            140             197             336
U.S. Government Securities                          84            137             192             328
Money Market                                        83            132             183             310
Small Cap Index                                     83            134             186             316
International Index                                 83            134             186             316
Mid Cap Index                                       83            134             186             316
Total Stock Market Index                            83            134             186             316
500 Index                                           83            133             184             311
Lifestyle Aggressive 1000                           88            149             212             366
Lifestyle Growth 820                                87            146             208             358
Lifestyle Balanced 640                              86            144             204             349
Lifestyle Moderate 460                              86            142             201             344
Lifestyle Conservative 280                          86            141             199             341
Merrill Lynch Small Cap Value Focus                 87            144             204             351
Merrill Lynch Basic Value Focus                     85            140             196             335
Merrill Lynch Developing Capital Markets            91            157             225             392




(1) If you annuitized as provided in the contract or did not surrender the contract at the end of the applicable time period you would pay the following expenses on a $1,000 investment, assuming (a) 5% annual return on assets and (b) all Trust portfolio expense reimbursements remain in effect for the time periods illustrated:

TRUST PORTFOLIO                                   1 YEAR          3 YEAR          5 YEAR         10 YEAR
---------------                                   ------          ------          ------         -------
Internet Technologies                                34            106             180             381
Pacific Rim Emerging Markets                         32             98             168             358
Telecommunications                                   34            104             178             376
Science & Technology                                 33            101             173             368
International Small Cap                              37            113             192             405
Health Sciences                                      34            104             178             376
Aggressive Growth                                    32             99             170             361
Emerging Small Company                               33            100             171             364
Small Company Blend                                  33            103             176             373
Dynamic Growth                                       32             99             170             361
Mid Cap Growth                                       34            106             180             381
Mid Cap Opportunities                                34            104             178             376
Mid Cap Stock                                        32             97             166             355
All Cap Growth                                       32             97             166             355
Financial Services                                   32             98             168             359
Overseas                                             33            102             174             369
International Stock                                  34            104             178             376
International Value                                  33            103             175             372
Capital Appreciation                                 36            109             186             392
Strategic Opportunities(1)                           31             94             161             345
Quantitative Mid Cap                                 30             93             160             342
Global Equity                                        32             98             167             357
Strategic Growth                                     32             98             167             357
Growth                                               31             94             161             345
Large Cap Growth                                     31             95             163             349
All Cap Value                                        32            100             171             363
Capital Opportunities                                32             99             169             360
Quantitative Equity                                  29             90             154             331
Blue Chip Growth                                     31             95             162             346
Utilities                                            33            102             175             371
Real Estate Securities                               30             93             159             341
Small Company Value                                  34            104             178             377
Mid Cap Value                                        33            101             172             365
Value                                                30             93             159             341
Tactical Allocation                                  35            107             182             386
Fundamental Value                                    32            100             170             362
Growth & Income                                      29             91             156             334
U.S. Large Cap Value                                 31             95             163             348
Equity-Income                                        31             95             162             346
Income & Value                                       30             93             159             341
Balanced                                             29             90             155             332
High Yield                                           30             92             158             339
Strategic Bond                                       30             93             160             342
Global Bond                                          32             97             166             355
Total Return                                         30             92             158             339
Investment Quality Bond                              29             89             153             329
Diversified Bond                                     30             92             157             336
U.S. Government Securities                           29             89             152             328
Money Market                                         27             83             143             310
Small Cap Index                                      28             85             146             316
International Index                                  28             85             146             316
Mid Cap Index                                        28             85             146             316
Total Stock Market Index                             28             85             146             316
500 Index                                            27             84             144             311
Lifestyle Aggressive 1000                            33            101             172             366

TRUST PORTFOLIO                                   1 YEAR          3 YEAR          5 YEAR         10 YEAR
---------------                                   ------          ------          ------         -------
Lifestyle Growth 820                                 32             98             168             358
Lifestyle Balanced 640                               31             96             164             349
Lifestyle Moderate 460                               30             94             161             344
Lifestyle Conservative 280                           30             93             159             341
Merrill Lynch Small Cap Value Focus                  31             96             164             351
Merrill Lynch Basic Value  Focus                     30             91             156             335
Merrill Lynch Developing Capital Markets             36            109             186             392


(1) For purposes of presenting the foregoing Examples, we have made certain assumptions. We have assumed that, where applicable, the maximum deferred sales load is deducted, that there are no transfers or other transactions and that the "Other Expenses" line item under "Trust Annual Expenses" and "Merrill Variable Funds Annual Expenses" will remain the same (including any voluntary expense reimbursement continuing in effect). Those assumptions, (each of which is mandated by the SEC in an attempt to provide prospective investors with standardized data with which to compare various annuity contracts) do not take into account certain features of the contract and prospective changes in the size of the portfolios which may operate to change the expenses borne by contract owners. CONSEQUENTLY, THE AMOUNTS LISTED IN THE EXAMPLES ABOVE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES BORNE BY CONTRACT OWNERS MAY BE GREATER OR LESSER THAN THOSE SHOWN.


         In addition, for purposes of calculating the values in the above Example, we have translated the $30 annual administration charge listed under "Annual Contract Fee" to a 0.050% annual asset charge based on the $60,000 approximate average size of contracts of this series. So translated, such charge would be higher for smaller contracts and lower for larger contracts.


A TABLE OF ACCUMULATION UNIT VALUES RELATING TO THE CONTRACT IS INCLUDED IN APPENDIX B TO THIS PROSPECTUS.

LOCATION OF FINANCIAL STATEMENTS OF REGISTRANT AND DEPOSITOR

         Our financial statements and those of the Variable Account may be found in the Statement of Additional Information.

GENERAL INFORMATION ABOUT US, THE VARIABLE ACCOUNT, THE TRUST AND MERRILL VARIABLE FUNDS


THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)


We are an indirect subsidiary of MFC.


         We are a stock life insurance company incorporated in Maine on August 20, 1955 and redomesticated under the laws of Michigan on December 30, 1992. Our annuity service office is located at 500 Boylston Street, Suite 400, Boston, Massachusetts 02116-3739. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company, based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as MANULIFE FINANCIAL.



         The Manufacturers Life Insurance Company (U.S.A.) financial ratings are as follows:


                  A++ A.M. Best
                  Superior in financial strength; 1st category of 15

                  AAA Fitch
                  Highest in insurer financial strength; 1st category of 22

                  AA+ Standard & Poor's
                  Very strong in financial strength; 2nd category of 21

                  Aa2 Moody's
                  Excellent in financial strength; 3rd category of 21


These ratings, which are current as of the date of this prospectus and are subject to change, are assigned as a measure of The Manufacturers Life Insurance Company of U.S.A's ability to honor the death benefit, fixed account guarantees and life annuitization guarantees but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio.


THE VARIABLE ACCOUNT

The Variable Account is one of our separate accounts that invests the contract values you allocate to it in the Trust or Merrill Variable Funds portfolio(s) you select.


         The Variable Account was established on August 24, 1984 as a separate account of The Manufacturers Life Insurance Company of North America ("MANULIFE NORTH AMERICA"), another wholly owned subsidiary of MFC which on January 1, 2002 merged into Manulife U.S.A. As a result of this merger, Manulife U.S.A. became the owner of all Manulife North America's assets including the assets of the Variable Account and assumed all of Manulife North America's obligations including those under the contracts. The merger had no other effect on the terms and conditions of the contracts or on your allocation among the investment options.


         The Variable Account is registered with the SEC under the Investment Company Act of 1940, as amended (the "1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account. If we determine that it would be in the best interests of persons having voting rights under the contracts, the Variable Account may be operated as a management company under the 1940 Act or it may be deregistered if 1940 Act registration were no longer required.

         The Variable Account currently has sixty-two sub-accounts. We reserve the right, subject to compliance with applicable law, to add other sub-accounts, eliminate existing sub-accounts, combine sub-accounts or transfer assets in one sub-account to another sub-account that we, or an affiliated company, may establish. We will not eliminate existing sub-accounts or combine sub-accounts without the prior approval of the appropriate state or federal regulatory authorities. See Appendix G for information on sub-accounts available to Ven 1 contracts.

THE TRUST

The Trust and Merrill Variable Funds are mutual funds in which the Variable Account invests.


         The assets of each sub-account of the Variable Account (other than the three sub-accounts invested in the Merrill Variable Funds described below) are invested in Class A shares of a corresponding investment portfolio of the Trust. A description of each Trust portfolio is set forth below. The Trust is registered under the 1940 Act as an open-end management investment company. Each of the portfolios is diversified for purposes of the 1940 Act, except for the except for the Dynamic Growth Trust, Global Bond Trust, Utilities, Health Sciences and the five Lifestyle Trusts which are non-diversified. The Trust receives investment advisory services from Manufacturers Securities Services, LLC ("MSS").



         Each of the Trust portfolios, except the Lifestyle Trusts, are subject to a Rule 12b-1 fee of 0.15% of a portfolio's Class A net assets.


         The Trust currently has twenty-five subadvisers who manage all of the portfolios, one of which subadvisers is Manufacturers Adviser Corporation ("MAC"). Both MSS and MAC are affiliates of ours.


SUBADVISER                                                      PORTFOLIO
A I M Capital Management, Inc.                                All Cap Growth Trust
                                                              Aggressive Growth Trust

Capital Guardian Trust Company                                Small Company Blend Trust
                                                              U.S. Large Cap Value Trust
                                                              Income & Value Trust

                                                              Diversified Bond Trust

Cohen & Steers Capital Management, Inc.                       Real Estate Securities Trust

Davis Select Advisers, L.P.                                   Financial Services Trust
                                                              Fundamental Value Trust

The Dreyfus Corporation                                       All Cap Value Trust

Fidelity Management & Research Company                        Strategic Opportunities Trust (A)
                                                              Large Cap Growth Trust
                                                              Overseas Trust

Founders Asset Management LLC                                 International Small Cap Trust
                                                              Balanced Trust(C)

Franklin Advisers, Inc.                                       Emerging Small Company Trust

INVESCO Funds Group, Inc.                                     Telecommunications Trust
                                                              Mid Cap Growth Trust

Janus Capital Corporation                                     Dynamic Growth Trust

Jennison Associates LLC                                       Capital Appreciation Trust

Lord, Abbett & Co.                                            Mid Cap Value Trust

Manufacturers Adviser Corporation                             Pacific Rim Emerging Markets Trust
                                                              Quantitative Equity Trust
                                                              Quantitative Mid Cap Trust
                                                              Money Market Trust
                                                              Index Trusts
                                                              Lifestyle Trusts(B)
                                                              Balanced  Trust

Massachusetts Financial Services Company                      Strategic Growth Trust
                                                              Capital Opportunities Trust
                                                              Utilities Trust

Miller Anderson & Sherrerd, LLP                               Value Trust
                                                              High Yield Trust
SUBADVISER                                                    PORTFOLIO

Brinson Advisors, Inc.                                        Tactical Allocation Trust
(formerly, Mitchell Hutchins Asset Management Inc.)

Munder Capital Management                                     Internet Technologies Trust

Pacific Investment Management Company                         Global Bond Trust
                                                              Total Return Trust

Putnam Investment Management, L.L.C.                          Global Equity Trust
                                                              Mid Cap Opportunities Trust

Salomon Brothers Asset Management Inc                         U.S. Government Securities Trust
                                                              Strategic Bond Trust

SSgA Funds Management, Inc.                                   Growth Trust
                                                              Lifestyle Trusts(B)

T. Rowe Price Associates, Inc.                                Science & Technology Trust
                                                              Small Company Value Trust
                                                              Health Sciences Trust

                                                              Blue Chip Growth Trust
                                                              Equity-Income Trust

T. Rowe Price International, Inc.                             International Stock Trust

Templeton Investment Counsel, Inc.                            International Value Trust

Wellington Management Company, LLP                            Growth & Income Trust
                                                              Investment Quality Bond Trust
                                                              Mid Cap Stock Trust

(A) Formerly, the Mid Cap Blend Trust.

(B) SSgA Funds Management, Inc. provides subadvisory consulting services to Manufacturers Adviser Corporation regarding management of the Lifestyle Trusts.


The Portfolios of the Trust available under the contract are as follows:


The INTERNET TECHNOLOGIES TRUST seeks long-term capital appreciation by investing the portfolio's assets primarily in companies engaged in Internet-related business (such businesses also include Intranet-related businesses).

The PACIFIC RIM EMERGING MARKETS TRUST seeks long-term growth of capital by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries in the Pacific Rim region.

The TELECOMMUNICATIONS TRUST seeks capital appreciation (with earning income as a secondary objective) by investing, under normal market conditions, primarily in equity securities of companies engaged in the telecommunications sector, that is, in the design, development, manufacture, distribution or sale of communications services and equipment and companies that are involved in supplying equipment or services to such companies.

The SCIENCE & TECHNOLOGY TRUST seeks long-term growth of capital by investing at least 65% of the portfolio's total assets in common stocks of companies expected to benefit from the development, advancement, and use of science and technology. Current income is incidental to the portfolio's objective.

The INTERNATIONAL SMALL CAP TRUST seeks capital appreciation by investing primarily in securities issued by foreign companies which have total market capitalization or annual revenues of $1 billion or less. These securities may represent companies in both established and emerging economies throughout the world.

The HEALTH SCIENCES TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks of companies engaged in the research, development, production, or distribution of products or services related to health care, medicine, or the life sciences (collectively termed "health sciences").

The AGGRESSIVE GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's asset principally in common stocks, convertible bonds, convertible preferred stocks and warrants of companies which in the opinion of the subadviser are expected to achieve earnings growth over time at a rate in excess of 15% per year. Many of these companies are in the small and medium-sized category.

The EMERGING SMALL COMPANY TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stock equity securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index ("small cap stocks") at the time of purchase.

The SMALL COMPANY BLEND TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index at the time of purchase.

The DYNAMIC GROWTH TRUST seeks long-term growth of capital by investing the portfolio's assets primarily in equity securities selected for their growth potential. Normally at least 50% of its equity assets are invested in medium-sized companies.

The MID CAP GROWTH TRUST seeks capital appreciation by investing primarily in common stocks of mid-sized companies - those with market capitalizations between $2 billion and $15 billion at the time of purchase.

The MID CAP OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, primarily in common stocks and other equity securities of U.S. companies, with a focus on growth stocks of mid size companies.

The MID CAP STOCK TRUST seeks long-term growth of capital by investing primarily in equity securities with significant capital appreciation potential, with emphasis on medium-sized companies.

The ALL CAP GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's assets, under normal market conditions, principally in common stocks of companies that are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above average, long-term growth in earnings and have excellent prospects for future growth.

The FINANCIAL SERVICES TRUST seeks growth of capital by investing primarily in common stocks of financial companies. During normal market conditions, at least 65% of the portfolio's assets are invested in companies that are principally engaged in financial services. A company is "principally engaged" in financial services if it owns financial services-related assets constituting at least 50% of the value of its total assets, or if at least 50% of its revenues are derived from its provision of financial services.

The OVERSEAS TRUST seeks growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in foreign securities (including American Depositary Receipts (ADRs) and European Depositary Receipts
(EDRs)). The portfolio expects to invest primarily in equity securities.

The INTERNATIONAL STOCK TRUST seeks long-term growth of capital by investing primarily in common stocks of established, non-U.S. companies.

The INTERNATIONAL VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in equity securities of companies located outside the U.S., including emerging markets.

The CAPITAL APPRECIATION TRUST seeks long-term capital growth by investing at least 65% of its total assets in equity-related securities of companies that exceed $1 billion in market capitalization and that the subadviser believes have above-average growth prospectus. These companies are generally medium-to-large capitalization companies.

The STRATEGIC OPPORTUNITIES TRUST (formerly, Mid Cap Blend Trust) seeks growth of capital by investing primarily in common stocks of U.S. issuers and securities convertible into or carrying the right to buy common stocks.

The QUANTITATIVE MID CAP TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in U.S. mid-cap stocks, convertible preferred stocks, convertible bonds and warrants.

The GLOBAL EQUITY TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in equity securities of companies in at least three different countries, including the U.S. The portfolio may invest in companies of any size but emphasizes mid- and large-capitalization companies that the subadviser believes are undervalued.

The STRATEGIC GROWTH TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities (such as preferred stocks, bonds, warrants or rights convertible into stock and depositary receipts for these securities) of companies which the subadviser believes offer superior prospects for growth.

The GROWTH TRUST seeks long-term growth of capital by investing primarily in large capitalization growth securities (market capitalizations of approximately $1 billion or greater).

The LARGE CAP GROWTH TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in equity securities of companies with large market capitalizations.

The ALL CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in the stocks of value companies of any size.

The CAPITAL OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts. The portfolio focuses on companies which the subadviser believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow.

The QUANTITATIVE EQUITY TRUST seeks to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above average rate of return.

The BLUE CHIP GROWTH TRUST seeks to achieve long-term growth of capital (current income is a secondary objective) by investing at least 65% of the portfolio's total assets in the common stocks of large and medium-sized blue chip companies. Many of the stocks in the portfolio are expected to pay dividends.

The UTILITIES TRUST seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing, under normal market conditions, at least 65% of the portfolio's total assets in equity and debt securities of domestic and foreign companies in the utilities industry.

The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and current income by investing, under normal market conditions, substantially (at least 65% of total assets) in equity securities of real estate companies, such as real estate investment trusts ("REITs").

The SMALL COMPANY VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in small companies whose common stocks are believed to be undervalued. Normally, the portfolio will invest at least 65% of its total assets in companies with a market capitalization that do not exceed the maximum market capitalization of any security in the Russell 2000 Index at the time of purchase.

The MID CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolios total assets in equity securities which the subadviser believes to be undervalued in the marketplace. Normally, at least 65% of the portfolio's total assets will consist of investments in mid-sized companies, with market capitalizations of roughly $500 million to $10 billion.

The VALUE TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.

The TACTICAL ALLOCATION TRUST seeks total return, consisting of long-term capital appreciation and current income, by allocating the portfolio's assets between (i) a stock portion that is designed to track the performance of the S&P 500 Composite Stock Price Index, and (ii) a fixed income portion that consists of either five-year U.S. Treasury notes or U.S. Treasury bills with remaining maturities of 30 days.

The FUNDAMENTAL VALUE TRUST seeks growth of capital by investing, under normal market conditions, primarily in common stocks of U.S. companies with market capitalizations of at least $5 billion that the subadviser believes are undervalued. The portfolio may also invest in U.S. companies with smaller capitalizations.

The GROWTH & INCOME TRUST seeks long-term growth of capital and income, consistent with prudent investment risk, by investing primarily in a diversified portfolio of common stocks of U.S. issuers which the subadviser believes are of high quality.

The U.S. LARGE CAP VALUE TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalization greater than $500 million.

The EQUITY-INCOME TRUST seeks to provide substantial dividend income and also long-term capital appreciation by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

The INCOME & VALUE TRUST seeks the balanced accomplishment of (a) conservation of principal and (b) long-term growth of capital and income by investing the portfolio's assets in both equity and fixed-income securities. The subadviser has full discretion to determine the allocation between equity and fixed income securities.

The BALANCED TRUST seeks current income and capital appreciation by investing the portfolio's assets in a balanced portfolio of (i) equity securities and (ii) fixed income securities.

The HIGH YIELD TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

The STRATEGIC BOND TRUST seeks a high level of total return consistent with preservation of capital by giving its subadviser broad discretion to deploy the portfolio's assets among certain segments of the fixed income market as the subadviser believes will best contribute to achievement of the portfolio's investment objective.

The GLOBAL BOND TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing the portfolio's asset primarily in fixed income securities denominated in major foreign currencies, baskets of foreign currencies (such as the ECU), and the U.S. dollar.

The TOTAL RETURN TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing, under normal market conditions, at least 65% of the portfolio's assets in a diversified portfolio of fixed income securities of varying maturities. The average portfolio duration will normally vary within a three- to six-year time frame based on the subadviser's forecast for interest rates.

The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing primarily in a diversified portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.

The DIVERSIFIED BOND TRUST seeks high total return consistent with the conservation of capital by investing at least 75% of the portfolio's assets in fixed income securities.

The U.S. GOVERNMENT SECURITIES TRUST seeks a high level of current income consistent with preservation of capital and maintenance of liquidity, by investing in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by U. S. entities.

The SMALL CAP INDEX TRUST seeks to approximate the aggregate total return of a small cap U.S. domestic equity market index by attempting to track the performance of the Russell 2000 Index.*

The INTERNATIONAL INDEX TRUST seeks to approximate the aggregate total return of a foreign equity market index by attempting to track the performance of the Morgan Stanley European Australian Far East Free Index (the "MSCI EAFE Index").*

The MID CAP INDEX TRUST seeks to approximate the aggregate total return of a mid cap U.S. domestic equity market index by attempting to track the performance of the S&P Mid Cap 400 Index.*

The TOTAL STOCK MARKET INDEX seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the Wilshire 5000 Equity Index.*

The 500 INDEX TRUST seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the S&P 500 Composite Stock Price Index.*

The LIFESTYLE AGGRESSIVE 1000 TRUST seeks to provide long-term growth of capital (current income is not a consideration) by investing 100% of the Lifestyle Trust's assets in other portfolios of the Trust ("Underlying Portfolios") which invest primarily in equity securities.

The LIFESTYLE GROWTH 820 TRUST seeks to provide long-term growth of capital with consideration also given to current income by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE BALANCED 640 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE MODERATE 460 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to current income by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE CONSERVATIVE 280 TRUST seeks to provide a high level of current income with some consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.

*"Standard & Poor's(R)," "S&P 500(R)," "Standard and Poor's 500(R)" and "Standard and Poor's 400(R)" are trademarks of The McGraw-Hill Companies, Inc. "Russell 2000(R)" is a trademark of Frank Russell Company. "Wilshire 5000(R)" is a trademark of Wilshire Associates. "Morgan Stanley European Australian Far East Free" and "EAFE(R)" are trademarks of Morgan Stanley & Co. Incorporated. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the Trust.

         A full description of the Trust, including the investment objectives, policies and restrictions of, and the risks relating to investment in, each portfolio is contained in the Trust's Prospectus which we provided you along with this Prospectus. The Trust prospectus should be read carefully before allocating purchase payments to a sub-account.

MERRILL VARIABLE FUNDS

         The variable portion of your contract contains three additional investment options. Each portfolio is a series of Merrill Lynch Variable Series Funds, Inc. ("MERRILL VARIABLE FUNDS"). Merrill Variable Funds is registered under the 1940 Act as an open-end management investment company. Each of the portfolios is diversified for purposes of the 1940 Act, with the exception of the Developing Capital Markets Focus Fund which is non-diversified. Merrill Variable Funds receive investment advisory services from Merrill Lynch Investment Managers, L.P. The Merrill Variable Funds Class B shares are subject to a Rule 12b-1 fee of up to .15% of a portfolio's Class B net assets. The portfolios are not available for investment for Ven 1, Ven 3 and Ven 8 contract owners. Set forth below is a brief description of each portfolio's investment objectives and certain policies relating to that objective.

         The MERRILL LYNCH SMALL CAP VALUE FOCUS FUND (formerly, the Merrill Lynch Special Value Focus Fund) seeks long-term growth of capital by investing in a diversified portfolio of securities, primarily common stocks, of relatively small companies and emerging growth companies, regardless of size, that management of Merrill Variable Funds believes have special investment value.

         The MERRILL LYNCH BASIC VALUE FOCUS FUND seeks capital appreciation and, secondarily, income by investing in securities, primarily stocks, that management of the portfolio believes are undervalued (stock price is less than what management of the fund believes it is worth) and therefore represent basic investment value.

         The MERRILL LYNCH DEVELOPING CAPITAL MARKETS FOCUS FUND seeks long-term capital appreciation by investing in securities, principally equities, of issuers in countries having smaller capital markets. For purposes of its objective, the portfolio considers countries having smaller capital markets to be all countries other than the U.S., United Kingdom, Japan and Germany. The fund may also invest in fixed income securities of companies and governments in these countries. The fund's management anticipates that under most circumstances the fund will have substantial investments in emerging markets.

         A full description of Merrill Variable Funds, including the investment objectives, policies and restrictions of each portfolio is contained in Merrill Variable Funds' prospectus which accompanies this prospectus and should be read by a prospective purchaser before investing.

         PLEASE NOTE THE MERRILL VARIABLE FUNDS ARE NOT AVAILABLE FOR ERISA GOVERNED PLANS.

         If shares of a portfolio of the Trust or a Merrill Variable Fund are no longer available for investment or in our judgment investment in a portfolio of the Trust or a Merrill Variable Fund becomes inappropriate, we may eliminate the shares of a portfolio and substitute shares of another portfolio of the Trust, Merrill Variable Funds or another open-end registered investment company. Substitution may be made with respect to both existing investments and the investment of future purchase payments. However, we will make no such substitution without first notifying you and obtaining approval of the SEC (to the extent required by the 1940 Act).

You instruct us how to vote shares.

         Shares of the Trust portfolios or the Merrill Variable Funds portfolios held in the Variable Account will be voted at any shareholder meetings in accordance with voting instructions received from the persons having the voting interest in the contracts. We will determine the number of portfolio shares for which voting instructions may be given not more than 90 days prior to the meeting. Proxy materials will be distributed to each person having the voting interest in the contract together with appropriate forms for giving voting instructions. We will vote all portfolio shares that we hold (including our own shares and those we hold in the Variable Account for contract owners) in proportion to the instructions so received.

         During the accumulation period, the contract owner has the voting interest under a contract. During the pay-out period, the annuitant has the voting interest under a contract. We reserve the right to make any changes in the voting rights described above that may be permitted by the federal securities laws, regulations or interpretations thereof. For further information on voting interest under the contract, see "Voting Interest" in this prospectus.

                           DESCRIPTION OF THE CONTRACT

ELIGIBLE GROUPS


         The contract may be issued to fund plans qualifying for special income tax treatment under the Code, such as individual retirement accounts and annuities, pension and profit-sharing plans for corporations and sole proprietorships/partnerships ("H.R. 10" and "Keogh" plans), tax-sheltered annuities, and state and local government deferred compensation plans (see "QUALIFIED RETIREMENT PLANS"). The contract is also designed so that it may be used with non-qualified retirement plans, such as payroll savings plans and such other groups (with or without a trustee) as may be eligible under applicable law. Contracts have been issued to Venture Trust, a trust established with United Missouri Bank, N.A., Kansas City, Missouri, as group holder for groups comprised of persons who have brokerage accounts with brokers having selling agreements with Manulife Financial Securities, LLC, the principal underwriter of the contracts.


         An eligible member of a group to which a contract has been issued may become an owner under the contract by submitting a completed application, if required by us, and a minimum purchase payment. A certificate summarizing the rights and benefits of the owner under the contract will be issued to an applicant acceptable to us. We reserve the right to decline to issue a certificate to any person in our sole discretion. All rights and privileges under the contract may be exercised by each owner as to his or her interest unless expressly reserved to the group holder. However, provisions of any plan in connection with which the contract was issued may restrict an owner's ability to exercise such rights and privileges.

ACCUMULATION PERIOD PROVISIONS

PURCHASE PAYMENTS

Initial purchase payments usually must be at least $5,000, subsequent ones at least $30, and total payments no more than $1 million (without our approval).


         Your purchase payments are made to us at our Annuity Service Office. Except as noted below, the minimum initial purchase payment is $5,000 for Non-Qualified Contracts and $2,000 for Qualified Contracts. Subsequent purchase payments must be at least $30. Purchase payments may be made at any time and must be in U.S. dollars. We may provide for purchase payments to be automatically withdrawn from your bank account on a periodic basis. If a purchase payment would cause your contract value to exceed $1,000,000 or your contract value already exceeds $1,000,000, you must obtain our approval in order to make the payment.


         If permitted by state law, we may cancel a contract at the end of any two consecutive contract years in which no purchase payments have been made, if both:

         - the total purchase payments made over the life of the contract, less any withdrawals, are less than $2,000; and

         - the contract value at the end of such two year period is less than $2,000.

We may vary the cancellation of contract privileges in certain states in order to comply with state insurance laws and regulations. If we cancel your contract, we will pay you the contract value computed as of the valuation period during which the cancellation occurs, minus the amount of any outstanding loan and minus the annual $30 administration fee. The amount paid will be treated as a withdrawal for federal tax purposes and thus may be subject to income tax and to a 10% IRS penalty tax (see "FEDERAL TAX MATTERS").

         You designate how your purchase payments are to be allocated among the investment options. You may change the allocation of subsequent purchase payments at any time by notifying us in writing (or by telephone if you comply with our telephone transfer procedures described below).


         In addition, you have the option to participate in our Secure Principal Program (SM). Under the Secure Principal Program (SM) the initial purchase payment is split between the fixed and variable investment options. The percentage of the initial purchase payment allocated to a fixed account will assure that the fixed account allocation will have grown to an amount at least equal to the total initial purchase payment at the end of the guaranteed period. The balance of the initial purchase payment is allocated among the investment options as indicated on the contract specifications page. You may elect to participate in the Secure Principal Program (SM) and may obtain full information concerning the program and its restrictions from your securities dealer or our Annuity Service Office.


         See Appendix F for information on purchase payments applicable to Ven 7 and Ven 8 contracts. See Appendix G for information on purchase payments applicable to Ven 3 and Ven 1 contracts.

ACCUMULATION UNITS

The value of an investment account is measured in "accumulation units," which vary in value with the performance of the underlying Trust or Merrill Variable Funds portfolio.

         During the accumulation period, we will establish an "INVESTMENT ACCOUNT" for you for each Variable Account investment option to which you allocate a portion of your contract value. Amounts are credited to those investment accounts in the form of "ACCUMULATION UNITS" (units of measure used to calculate the value of the variable portion of your contract during the accumulation period). The number of accumulation units to be credited to each investment account is determined by dividing the amount allocated to that investment account by the value of an accumulation unit for that investment account next computed after the purchase payment is received at our Annuity Service Office complete with all necessary information or, in the case of the first purchase payment, pursuant to the procedures described below.


         Initial purchase payments received by mail will usually be credited on the business day (any date on which the New York Stock Exchange is open and the net asset value of a Trust or Merrill Variable Funds portfolio is determined) on which they are received at our Annuity Service Office, and in any event not later than two business days after our receipt of all information necessary for issuing the contract. Subsequent purchase payments will be credited on the business day they are received at our Annuity Service Office. You will be informed of any deficiencies preventing processing if your contract cannot be issued. If the deficiencies are not remedied within five business days after receipt, your purchase payment will be returned promptly, unless you specifically consent to our retaining your purchase payment until all necessary information is received. Initial purchase payments received by wire transfer from broker-dealers will be credited on the business day received by us if the broker-dealers have made special arrangements with us.


VALUE OF ACCUMULATION UNITS

         The value of your accumulation units will vary from one business day to the next depending upon the investment results of the investment options you select. The value of an accumulation unit for each sub-account was arbitrarily set at $10 or $12.50 for the first business day under other contracts we have issued. The value of an accumulation unit for any subsequent business day is determined by multiplying the value of an accumulation unit for the immediately preceding business day by the net investment factor for that sub-account (described below) for the business day for which the value is being determined. Accumulation units will be valued as of the end of each business day. A business day is deemed to end at the time of the determination of the net asset value of the Trust shares.

NET INVESTMENT FACTOR

         The net investment factor is an index used to measure the investment performance of a sub-account from one business day to the next (the "VALUATION PERIOD"). The net investment factor may be greater or less than or equal to one; therefore, the value of an accumulation unit may increase, decrease or remain the same. The net investment factor for each sub-account for any valuation period is determined by dividing (a) by (b) and subtracting (c) from the result:

         -        Where (a) is:

                  - the net asset value per share of a portfolio share held in the sub-account determined at the end of the current valuation period, plus

                  - the per share amount of any dividend or capital gain distributions made by the portfolio on shares held in the sub-account if the "ex-dividend" date occurs during the current valuation period.

         - Where (b) is the net asset value per share of a portfolio share held in the sub-account determined as of the end of the immediately preceding valuation period.


         - Where (c) is a factor representing the charges deducted from the sub-account on a daily basis for administrative expenses and mortality and expense risks. That factor is equal on an annual basis to 1.40% (0.15% for administrative expenses and 1.25% for mortality and expense risks) assuming no optional benefits are elected. See Appendix G for the mortality and expense risks fees for Ven 1 contracts.


TRANSFERS AMONG INVESTMENT OPTIONS

Amounts invested may be transferred among investment options.

         During the accumulation period, you may transfer amounts among the variable account investment options and from those investment options to the fixed account investment options at any time upon written notice to us or by telephone if you authorize us in writing to accept your telephone transfer requests. Accumulation units will be canceled from the investment account from which you transfer amounts transferred and credited to the investment account to which you transfer amounts. Your contract value on the date of the transfer will not be affected by a transfer. You must transfer at least $300 or, if less, the entire value of the investment account. If after the transfer the amount remaining in the investment account is less than $100, then we will transfer the entire amount instead of the requested amount. We reserve the right to limit, upon notice, the maximum number of transfers you may make to one per month or six at any time within a contract year. In addition, we reserve the right to defer a transfer at any time we are unable to purchase or redeem shares of the Trust portfolios. We also reserve the right to modify or terminate the transfer privilege at any time (to the extent permitted by applicable law).

         Currently, we do not impose a charge for transfer requests. The first twelve transfers in a contract year are free of any transfer charge. For each additional transfer in a contract year, we do not currently assess a charge but reserve the right (to the extent permitted by your contract) to assess a reasonable charge to reimburse us for the expenses of processing transfers.

         Where permitted by law, we may accept your authorization for a third party to make transfers for you subject to our rules. However, the contract is not designed for professional market timing organizations or other entities or persons engaging in programmed, frequent or large exchanges (collectively, "market timers") to speculate on short-term movements in the market since such activity may be disruptive to the Trust or Merrill Variable Funds portfolios and increase their transaction costs. Therefore, in order to prevent excessive use of the exchange privilege, we reserve the right to (a) reject or restrict any specific purchase and exchange requests and (b) impose specific limitations with respect to market timers, including restricting exchanges by market timers to certain variable investment options (transfers by market timers into or out of fixed investment options is not permitted).

         See Appendix G for information on Transfers Among Investment Options applicable to Ven 1 and Ven 3 contracts.

MAXIMUM NUMBER OF INVESTMENT OPTIONS

         Upon issuance of the contract, purchase payments may be allocated among up to seventeen of the available investment options (including all fixed account investment options). After the contract is issued, there is no limit on the number of investment options to which you may allocate purchase payments.

TELEPHONE TRANSACTIONS

Telephone transfers and withdrawals are permitted.

         You are permitted to request transfers and withdrawals by telephone. We will not be liable for following instructions communicated by telephone that we reasonably believe to be genuine. To be permitted to request a transfer or withdrawal by telephone, you must elect the option on the Application. (If you do not initially elect an option in the Application form, you may request authorization by executing an appropriate authorization form that we will provide you upon request.) We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine and may only be liable for any losses due to unauthorized or fraudulent instructions where we fail to employ our procedures properly. Such procedures include the following. Upon telephoning a request, you will be asked to provide information that verifies that it is you calling. For both your and our protection, we will tape record all conversations with you. All telephone transactions will be followed by a confirmation statement of the transaction. We reserve the right to impose maximum withdrawal amounts and other new procedural requirements regarding transfer privileges.

SPECIAL TRANSFER SERVICES - DOLLAR COST AVERAGING

Dollar Cost Averaging and Asset Rebalancing programs are available.

         We administer a Dollar Cost Averaging ("DCA") program. If you enter into a DCA agreement, you may instruct us to transfer monthly a predetermined dollar amount from any sub-account or the one year fixed account investment option to other sub-accounts until the amount in the sub-account from which the transfer is made or one year fixed account investment option is exhausted. In states where approved by the state insurance department, a DCA fixed account investment option may be established under the DCA program to make automatic transfers. Only purchase payments (and not existing contract values) may be allocated to the DCA fixed account investment option. The DCA program is generally suitable if you are making a substantial deposit and desire to control the risk of investing at the top of a market cycle. The DCA program allows investments to be made in substantially equal installments over time in an effort to reduce that risk. If you are interested in the DCA program, you may elect to participate in the program on the application or by separate application. You may obtain a separate application and full information concerning the program and its restrictions from your securities dealer or our Annuity Service Office. There is no charge for participation in the DCA program. See Appendix G for information on the DCA Program applicable to Ven 1 and Ven 3 contracts.

ASSET REBALANCING PROGRAM

         We administer an Asset Rebalancing Program which enables you to specify the percentage levels you would like to maintain in particular portfolios. Your contract value will be automatically rebalanced pursuant to the schedule described below to maintain the indicated percentages by transfers among the portfolios. (The Fixed Account Investment Options are not eligible for participation in the Asset Rebalancing Program.) The entire value of the variable investment accounts must be included in the Asset Rebalancing Program. Other investment programs, such as the DCA program, or other transfers or withdrawals may not work in concert with the Asset Rebalancing Program. Therefore, you should monitor your use of these other programs and any other transfers or withdrawals while the Asset Rebalancing Program is being used. If you are interested in the Asset Rebalancing Program, you may obtain a separate application and full information concerning the program and its restrictions from your securities dealer or our Annuity Service Office. There is no charge for participation in the Asset Rebalancing Program.

         For rebalancing programs begun on or after October 1, 1996, asset rebalancing will only be permitted on the following time schedules:

         - quarterly on the 25th day of the last month of the quarter (or the next business day if the 25th is not a business day);

         - semi-annually on June 25th or December 26th (or the next business day if these dates are not business days); or

         - annually on December 26th (or the next business day if December 26th is not a business day).

Rebalancing will continue to take place on the last business day of every calendar quarter for rebalancing programs begun prior to October 1, 1996.

WITHDRAWALS

You may withdraw all or a portion of your contract value, but may incur withdrawal charges and tax liability as a result.

         During the accumulation period, you may withdraw all or a portion of your contract value upon written request (complete with all necessary information) to our Annuity Service Office. You may make withdrawals by telephone if you have authorized telephone withdrawals, as described above under "Telephone Transactions." For certain qualified contracts, exercise of the withdrawal right may require the consent of the qualified plan participant's spouse under the Internal Revenue Code of 1986, as amended (the "CODE"). In the case of a total withdrawal, we will pay the contract value as of the date of receipt of the request at our Annuity Service Office, minus the annual $30 administration fee (if applicable), any unpaid loans and any applicable withdrawal charge. The contract then will be canceled. In the case of a partial withdrawal, we will pay the amount requested and cancel accumulation units credited to each investment account equal in value to the amount withdrawn from that investment account plus any applicable withdrawal charge deducted from that investment account.

         When making a partial withdrawal, you should specify the investment options from which the withdrawal is to be made. The amount requested from an investment option may not exceed the value of that investment option minus any applicable withdrawal charge. If you do not specify the investment options from which a partial withdrawal is to be taken, the withdrawal will be taken from the variable account investment options until exhausted and then from the fixed account investment options, beginning with the shortest guarantee period first and ending with the longest guarantee period last. If the partial withdrawal is less than the total value in the variable account investment options, the withdrawal will be taken proportionately from all of your variable account investment options. For rules governing the order and manner of withdrawals from the fixed account investment options, see "FIXED ACCOUNT INVESTMENT OPTIONS".

         There is no limit on the frequency of partial withdrawals; however, the amount withdrawn must be at least $300 or, if less, the entire balance in the investment option. If after the withdrawal (and deduction of any withdrawal charge) the amount remaining in the investment option is less than $100, we will treat the partial withdrawal as a withdrawal of the entire amount held in the investment option. If a partial withdrawal plus any applicable withdrawal charge would reduce the contract value to less than $300, we will treat the partial withdrawal as a total withdrawal of the contract value.

         The amount of any withdrawal from the variable account investment options will be paid promptly, and in any event within seven calendar days of receipt of the request, complete with all necessary information at our Annuity Service Office, except that we reserve the right to defer the right of withdrawal or postpone payments for any period when:

         - the New York Stock Exchange is closed (other than customary weekend and holiday closings),

         -        trading on the New York Stock Exchange is restricted,

         - an emergency exists as a result of which disposal of securities held in the Variable Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account's net assets, or

         - the SEC, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the SEC shall govern as to whether trading is restricted or an emergency exists.

         Withdrawals from the contract may be subject to income tax and a 10% IRS penalty tax (see "FEDERAL TAX MATTERS"). Withdrawals are permitted from contracts issued in connection with Section 403(b) qualified plans only under limited circumstances (see APPENDIX L - "QUALIFIED PLAN TYPES").

SPECIAL WITHDRAWAL SERVICES - THE INCOME PLAN

Systematic "Income Plan" withdrawals are available.

         We administer an Income Plan ("IP") which permits you to pre-authorize a periodic exercise of the contractual withdrawal rights described above. After entering into an IP agreement, you may instruct us to withdraw a level dollar amount from specified investment options on a periodic basis. The total of IP withdrawals in a contract year is limited to not more than 10% of the purchase payments made (to ensure that no withdrawal or market value charge will ever apply to an IP withdrawal). If an additional withdrawal is made from a contract participating in an IP, the IP will terminate automatically and may be reinstated only on or after the next contract anniversary pursuant to a new application. The IP is not available to contracts participating in the dollar cost averaging program or for which purchase payments are being automatically deducted from a bank account on a periodic basis. IP withdrawals will be free of withdrawal and market value charges. IP withdrawals, like other withdrawals, may be subject to income tax and a 10% IRS penalty tax. If you are interested in an IP, you may obtain a separate application and full information concerning the program and its restrictions from your securities dealer or our Annuity Service Office. The IP program is free.

DEATH BENEFIT DURING ACCUMULATION PERIOD

         For information on the death benefit applicable to Ven 7 and Ven 8 contracts see Appendix F, and to Ven 1 and Ven 3 contracts see Appendix G.

If you die during the accumulation period, your beneficiary will receive a death benefit that might exceed your contract value.

         IN GENERAL. The following discussion applies principally to contracts that are not issued in connection with qualified plans, i.e., "NON-QUALIFIED CONTRACTS." Tax law requirements applicable to qualified plans, including IRAs, and the tax treatment of amounts held and distributed under such plans, are quite complex. Accordingly, if your contract is to be used in connection with a qualified plan, you should seek competent legal and tax advice regarding the suitability of the contract for the situation involved and the requirements governing the distribution of benefits, including death benefits, from a contract used in the plan. In particular, if you intend to use the contract in connection with a qualified plan, including an IRA, you and your advisor should consider that there is some uncertainty as to the income tax effects of the death benefit on qualified plans, including IRAs. (See "FEDERAL TAX MATTERS" and Appendix L "Qualified Plan Types").

         AMOUNT OF DEATH BENEFIT.

The death benefit varies by state and date of issue as follows.

A.       The following death benefit generally applies to contracts issued:

         ON OR AFTER:            IN THE STATES OF:
         May 1, 1998             Alaska, Alabama, Arizona, Arkansas, California,
                                 Colorado, Delaware, Georgia, Hawaii, Idaho,
                                 Illinois, Indiana, Iowa, Kansas, Kentucky,
                                 Louisiana, Maine, Michigan, Mississippi,
                                 Missouri, Nebraska, Nevada, New Jersey,
                                 New Mexico, North Carolina, North Dakota, Ohio,
                                 Oklahoma, Pennsylvania, Rhode Island,
                                 South Carolina, South Dakota, Tennessee, Utah,
                                 Vermont, Virginia, West Virginia, Wisconsin,
                                 Wyoming

         June 1, 1998            Connecticut

         July 1, 1998            Minnesota, Montana, District of Columbia

         October 1, 1998         Texas

         February 1, 1999        Massachusetts

         March 15, 1999          Florida, Maryland, Oregon

         November 1, 1999        Washington

         If any owner dies and the oldest owner had an attained age of less than 81 years on the contract date, the death benefit will be determined as follows:

         During the first contract year, the death benefit will be the greater of:

         -        the contract value or

         - the sum of all purchase payments made, less any amounts deducted in connection with partial withdrawals.

         During any subsequent contract year, the death benefit will be the greater of:

         -        the contract value or

         - the death benefit on the last day of the previous contract year, plus any purchase payments made and less any amounts deducted in connection with partial withdrawals since then.

         If any owner dies on or after his or her 81st birthday, the death benefit will be the greater of:

         -        the contract value or

         - the death benefit on the last day of the contract year ending just prior to the owner's 81st birthday, plus any purchase payments made, less amounts deducted in connection with partial withdrawals.

         If any owner dies and the oldest owner had an attained age of 81 years or greater on the contract date, the death benefit will be the greater of:

         -        the contract value or

         - the sum of all purchase payments made, less any amounts deducted in connection with partial withdrawals.

B. The following death benefit generally applies to contracts issued in Puerto Rico, and to contracts issued:

         PRIOR TO:               IN THE STATES OF:
         May 1, 1998             Alaska, Alabama, Arizona, Arkansas, California,
                                 Colorado, Delaware, Georgia, Hawaii, Idaho,
                                 Illinois, Indiana, Iowa, Kansas, Kentucky,
                                 Louisiana, Maine, Michigan, Mississippi,
                                 Missouri, Nebraska, Nevada, New Jersey,
                                 New Mexico, North Carolina, North Dakota, Ohio,
                                 Oklahoma, Pennsylvania, Rhode Island,
                                 South Carolina, South Dakota, Tennessee, Utah,
                                 Vermont, Virginia, West Virginia, Wisconsin,
                                 Wyoming

         June 1, 1998            Connecticut

         July 1, 1998            Minnesota, Montana, District of Columbia

         October 1, 1998         Texas

         February 1, 1999        Massachusetts

         March 15, 1999          Florida, Maryland, Oregon

         November 1, 1999        Washington

         If any owner dies on or prior to his or her 85th birthday and the oldest owner had an attained age of less than 81 years on the contract date, the death benefit will be determined as follows:

         During the first contract year, the death benefit will be the greater of:

                  -        the contract value or

                  - the sum of all purchase payments made, less any amounts deducted in connection with partial withdrawals.

         During any subsequent contract year, the death benefit will be the greater of:

                  -        the contract value or

                  - the death benefit on the last day of the previous contract year, plus any purchase payments made and less any amounts deducted in connection with partial withdrawals since then.

         If any owner dies after his or her 85th birthday and the oldest owner had an attained age of less than 81 years on the contract date, the death benefit will be the greater of:

                  -        the contract value or

                  - the sum of all purchase payments made, less any amounts deducted in connection with partial withdrawals.

         If any owner dies and the oldest owner had an attained age greater than 80 on the contract date, the death benefit will be the contract value less any applicable withdrawal charges at the time of payment of benefits. For contracts issued on or after October 1, 1997, we will waive any withdrawal charges applied against the death benefit.

         The determination of the death benefit will be made on the date we receive written notice and "proof of death" as well as all required claims forms, at our Annuity Service Office. No one is entitled to the death benefit until this time. Death benefits will be paid within 7 days of that determination. Proof of death occurs when we receive one of the following at our Annuity Service Office within one year of the date of death:

         -        a certified copy of a death certificate;

         - a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

         -        any other proof satisfactory to us.

If there are any unpaid loans, the death benefit equals the death benefit, as described above, minus the amount of unpaid loans (including unpaid interest).

         PAYMENT OF DEATH BENEFIT. We will pay the death benefit to the beneficiary if any contract owner dies before the maturity date. If there is a surviving owner, that contract owner will be deemed to be the beneficiary. No death benefit is payable on the death of any annuitant, except that if any owner is not a natural person, the death of any annuitant will be treated as the death of an owner. On the death of the last surviving annuitant, the owner, if a natural person, will become the annuitant unless the owner designates another person as the annuitant.

         The death benefit may be taken in the form of a lump sum immediately. If not taken immediately, the contract will continue subject to the following:

         -        The beneficiary will become the owner.

         - Any excess of the death benefit over the contract value will be allocated to the owner's investment accounts in proportion to their relative values on the date of receipt at our Annuity Service Office of due proof of the owner's death.




         -        No additional purchase payments may be made.

         - If the deceased owner's spouse is the beneficiary, the spouse continues the contract as the new owner. In such a case, the distribution rules applicable when a contract owner dies will apply when the spouse, as the owner, dies. In addition, a death benefit will be paid upon the death of the spouse. For purposes of calculating the death benefit payable upon the death of the spouse, the death benefit paid upon the first owner's death will be treated as a purchase payment to the contract. In addition, the death benefit on the last day of the previous contract year (or the last day of the contract year ending just prior to the owner's 81st birthday, if applicable) shall be set to zero as of the date of the first owner's death.


         - If the beneficiary is not the deceased owner's spouse, distribution of the owner's entire interest in the contract must be made within five years of the owner's death, or alternatively, distribution may be made as an annuity, under one of the annuity options described below under "Annuity Options," which begins within one year of the owner's death and is payable over the life of the beneficiary or over a period not extending beyond the life expectancy of the beneficiary. If distribution is not made as an annuity, upon the death of the beneficiary, the death benefit will equal the contract value and must be distributed immediately in a single sum.



         - Alternatively, if the contract is not a qualified contract and if the beneficiary is not the deceased owner's spouse, distribution of the owner's entire interest in the contract may be made as a series of withdrawals over the beneficiaries life expectancy. If this form of distribution is selected, the beneficiary may not reduce or stop the withdrawals but may in any year withdraw more than the required amount for that year. If life expectancy withdrawals have been selected and the initial beneficiary dies while value remains in the contract, a successor beneficiary may either take a lump sum distribution of the remaining balance or continue periodic withdrawals according to the original schedule based on the initial beneficiary's life expectancy.


         - If any contract owner dies and the oldest owner had an attained age of less than 81 on the date as of which the contract is issued, withdrawal charges are not applied on payment of the death benefit (whether taken through a partial or total withdrawal or applied under an annuity option). If any contract owner dies and the oldest owner had an attained age greater than 80 on the date as of which the contract was issued, any applicable withdrawal charges will be assessed only upon payment of the death benefit (so that if the death benefit is paid in a subsequent year, a lower withdrawal charge will be applicable). For contracts issued after October 1, 1997, any withdrawal charge applied against the death benefit shall be waived.

         If any annuitant is changed and any contract owner is not a natural person, the entire interest in the contract must be distributed to the contract owner within five years. The amount distributed will be reduced by charges which would otherwise apply upon withdrawal.

         A substitution or addition of any contract owner may result in resetting the death benefit to an amount equal to the contract value as of the date of the change. For purposes of subsequent calculations of the death benefit prior to the maturity date, the contract value on the date of the change will be treated as a purchase payment made on that date. In addition, all purchase payments made and all amounts deducted in connection with partial withdrawals prior to the date of the change will not be considered in the determination of the death benefit. No such change in death benefit will be made if the person whose death will cause the death benefit to be paid is the same after the change in ownership or if ownership is transferred to the owner's spouse.

         Death benefits will be paid within seven calendar days of the date the amount of the death benefit is determined, as described above, subject to postponement under the same circumstances that payment of withdrawals may be postponed (see "WITHDRAWALS").


         In designating beneficiaries the contract owner may impose restrictions on the timing and manner of payment of death benefits. The description of death benefits in this prospectus does not reflect any of the restrictions that could be imposed, and it should be understood as describing what will happen if the contract owner chooses not to restrict death benefits under the contract. If the contract owner imposes restrictions, those restrictions will govern payment of the death benefit.

PAY-OUT PERIOD PROVISIONS

GENERAL

Annuity benefit payments may be paid in several ways.

         You or your beneficiary may elect to have any amounts that we are obligated to pay on withdrawal or death, or as of the maturity date, paid by means of periodic annuity benefit payments rather than in one lump sum (subject to the distribution of death benefit provisions described above).

         Generally, we will begin paying annuity benefits to the annuitant under the contract on the contract's maturity date (the first day of the pay-out period). The maturity date is the date specified on your contract's specifications page, unless you change that date. If no date is specified, the maturity date is the maximum maturity date. The maximum maturity date is the first day of the month following the later of the 85th birthday of the oldest annuitant or the tenth contract anniversary. (See Appendix E for contracts issued in Pennsylvania, Appendix F for Ven 7 and Ven 8 contracts, and Appendix G for Ven 3 and Ven 1 contracts.) You may specify a different maturity date at any time by written request at least one month before both the previously specified and the new maturity date. The new maturity date may not be later than the maximum maturity date unless we consent. Maturity dates which occur when the annuitant is at an advanced age, e.g., past age 85, may have adverse income tax consequences (see "FEDERAL TAX MATTERS"). Distributions from qualified contracts may be required before the maturity date.

         You may select the frequency of annuity payments. However, if the contract value at the maturity date is such that a monthly payment would be less than $20, we may pay the contract value, minus any unpaid loans, in one lump sum to the annuitant on the maturity date.

ANNUITY OPTIONS

         Annuity benefit payments are available under the contract on a fixed, variable, or combination fixed and variable basis. Upon purchase of the contract, and at any time during the accumulation period, you may select one or more of the annuity options described below on a fixed and/or variable basis or choose an alternate form of payment acceptable to us. If an annuity option is not selected, we will provide as a default option a life annuity with payments guaranteed for ten years as described below. Annuity payments will be determined based on the Investment Account Value of each investment option at the maturity date. Internal Revenue Service ("IRS") regulations may preclude the availability of certain annuity options in connection with certain qualified contracts including contracts used in connection with IRAs.

         Please read the description of each annuity option carefully. In general, a non-refund life annuity provides the highest level of payments. However, because there is no guarantee that any minimum number of payments will be made, an annuitant may receive only one payment if the annuitant dies prior to the date the second payment is due. Annuities with payments guaranteed for a certain number of years may also be elected but the amount of each payment will be lower than that available under the non-refund life annuity option.

         The following annuity options are guaranteed in the contract.

         OPTION 1(a): NON-REFUND LIFE ANNUITY - An annuity with payments during the lifetime of the annuitant. No payments are due after the death of the annuitant. Because there is no guarantee that any minimum number of payments will be made, an annuitant may receive only one payment if the annuitant dies prior to the date the second payment is due.

         OPTION 1(b): LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 10 YEARS - An annuity with payments guaranteed for 10 years and continuing thereafter during the lifetime of the annuitant. Because payments are guaranteed for 10 years, annuity payments will be made to the end of such period if the annuitant dies prior to the end of the tenth year.

         OPTION 2(a): JOINT & SURVIVOR NON-REFUND LIFE ANNUITY - An annuity with payments during the lifetimes of the annuitant and a designated co-annuitant. No payments are due after the death of the last survivor of the annuitant and co-annuitant. Because there is no guarantee that any minimum number of payments will be made, an annuitant or co-annuitant may receive only one payment if the annuitant and co-annuitant die prior to the date the second payment is due.

         OPTION 2(b): JOINT & SURVIVOR LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 10 YEARS - An annuity with payments guaranteed for 10 years and continuing thereafter during the lifetimes of the annuitant and a designated co-annuitant. Because payments are guaranteed for 10 years, annuity payments will be made to the end of such period if both the annuitant and the co-annuitant die prior to the end of the tenth year.

         In addition to the foregoing annuity options which we are contractually obligated to offer at all times, we currently offer the following annuity options. We may cease offering the following annuity options at any time and may offer other annuity options in the future.

         OPTION 3: LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 5, 15 OR 20 YEARS - An Annuity with payments guaranteed for 5, 15 or 20 years and continuing thereafter during the lifetime of the annuitant. Because payments are guaranteed for the specific number of years, annuity payments will be made to the end of the last year of the 5, 15 or 20 year period.

         OPTION 4: JOINT & TWO-THIRDS SURVIVOR NON-REFUND LIFE ANNUITY - An annuity with full payments during the joint lifetime of the annuitant and a designated co-annuitant and two-thirds payments during the lifetime of the survivor. Because there is no guarantee that any minimum number of payments will be made, an annuitant or co-annuitant may receive only one payment if the annuitant and co-annuitant die prior to the date the second payment is due.

         OPTION 5: PERIOD CERTAIN ONLY ANNUITY FOR 5, 10, 15 OR 20 YEARS - An annuity with payments for a 5, 10, 15 or 20 year period and no payments thereafter.

DETERMINATION OF AMOUNT OF THE FIRST VARIABLE ANNUITY PAYMENT

         The first variable annuity payment is determined by applying that amount of the contract value used to purchase a variable annuity to the annuity tables contained in the contract. The amount of the contract value will be determined as of the date not more than ten business days prior to the maturity date. The amount of the first and all subsequent fixed annuity payments is determined on the same basis using the portion of the contract value used to purchase a fixed annuity. Contract value used to determine annuity payments will be reduced by any applicable premium taxes.

         The rates contained in the annuity tables vary with the annuitant's sex and age and the annuity option selected. However, for contracts issued in connection with certain employer-sponsored retirement plans sex-distinct tables may not be used. Under such tables, the longer the life expectancy of the annuitant under any life annuity option or the longer the period for which payments are guaranteed under the option, the smaller the amount of the first monthly variable annuity payment will be. For information on annuity rates for Ven 1 and Ven 3 contracts see Appendix G. For information on assumed interest rates applicable to Ven 7 and Ven 8 contracts see Appendix F and for Ven 1 and Ven 3 contracts see Appendix G.

ANNUITY UNITS AND THE DETERMINATION OF SUBSEQUENT VARIABLE ANNUITY PAYMENTS

         Variable annuity payments after the first one will be based on the investment performance of the sub-accounts selected during the pay-out period. The amount of a subsequent payment is determined by dividing the amount of the first annuity payment from each sub-account by the annuity unit value of that sub-account (as of the same date the contract value to effect the annuity was determined) to establish the number of annuity units which will thereafter be used to determine payments. This number of annuity units for each sub-account is then multiplied by the appropriate annuity unit value as of a uniformly applied date not more than ten business days before the annuity payment is due, and the resulting amounts for each sub-account are then totaled to arrive at the amount of the annuity benefit payment to be made. The number of annuity units generally remains constant throughout the pay-out period (assuming no transfer is made). A pro-rata portion of the administration fee will be deducted from each annuity payment.

         The value of an annuity unit for each sub-account for any business day is determined by multiplying the annuity unit value for the immediately preceding business day by the net investment factor for that sub-account (see "NET INVESTMENT FACTOR") for the valuation period for which the annuity unit value is being calculated and by a factor to neutralize the assumed interest rate.

         A 3% assumed interest rate is built into the annuity tables in the contract used to determine the first variable annuity payment.

TRANSFERS DURING PAY-OUT PERIOD

Some transfers are permitted during the pay-out period, but subject to a few more limitations than during the accumulation period.

         Once variable annuity payments have begun, you may transfer all or part of the investment upon which those payments are based from one sub-account to another. You must submit your transfer request to our Annuity Service Office at least 30 days before the due date of the first annuity payment to which your transfer will apply. Transfers after the maturity date will be made by converting the number of annuity units being transferred to the number of annuity units of the sub-account to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the annuity units for the new sub-account selected. We reserve the right to limit, upon notice, the maximum number of transfers a contract owner may make per contract year to four. Once annuity payments have commenced, no transfers may be made from a fixed annuity option to a variable annuity option or from a variable annuity option to a fixed annuity option. In addition, we reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of the Trust or Merrill Variable Funds portfolios. We also reserve the right to modify or terminate the transfer privilege at any time in accordance with applicable law.

DEATH BENEFIT DURING PAY-OUT PERIOD

         If an annuity option providing for payments for a guaranteed period has been selected, and the annuitant dies during the pay-out period, we will make the remaining guaranteed payments to the beneficiary. Any remaining payments will be made at least as rapidly as under the method of distribution being used as of the date of the annuitant's death. If no beneficiary is living, we will commute any unpaid guaranteed payments to a single sum (on the basis of the interest rate used in determining the payments) and pay that single sum to the estate of the last to die of the annuitant and the beneficiary.

OTHER CONTRACT PROVISIONS

TEN DAY RIGHT TO REVIEW

You have a ten-day right to cancel your contract.

         You may cancel the contract by returning it to our Annuity Service Office or agent at any time within 10 days after receiving it. Within 7 days of receiving a returned contract, we will pay you the contract value (minus any unpaid loans), computed at the end of the business day on which we receive your returned contract.

         No withdrawal charge is imposed upon return of a contract within the ten day right to review period. The ten day right to review may vary in certain states in order to comply with the requirements of state insurance laws and regulations. When the contract is issued as an individual retirement annuity under Sections 408 or 408A of the Code, during the first 7 days of the 10 day period, we will return all purchase payments if this is greater than the amount otherwise payable.

OWNERSHIP

You are entitled to exercise all rights under your contract.

         See Appendix F for information on ownership applicable to certain contracts which are no longer being issued (Ven 8 contracts).

         The contract owner is the person entitled to exercise all rights under the contract. Prior to the maturity date, the contract owner is the person designated in the contract or certificate specifications page or as subsequently named. On and after the maturity date, the annuitant is the contract owner. If amounts become payable to any beneficiary under the contract, the beneficiary is the contract owner.


         In the case of non-qualified contracts, ownership of the contract may be changed or the contract may be collaterally assigned at any time prior to the maturity date, subject to the rights of any irrevocable beneficiary. Changing the ownership of a contract may be treated as a (potentially taxable) distribution from the contract for federal tax purposes. A collateral assignment will be treated as a distribution from the contract and will be tax reported as such. A change of any contract owner may result in resetting the death benefit to an amount equal to the contract value as of the date of the change and treating that value as a purchase payment made on that date for purposes of computing the amount of the death benefit.

         Any change of ownership or assignment must be made in writing. We must approve any change. Any assignment and any change, if approved, will be effective as of the date we receive the request at our Annuity Service Office. We assume no liability for any payments made or actions taken before a change is approved or an assignment is accepted or responsibility for the validity or sufficiency of any assignment. An absolute assignment will revoke the interest of any revocable beneficiary.

         In the case of qualified contracts, ownership of the contract generally may not be transferred except by the trustee of an exempt employees' trust which is part of a retirement plan qualified under Section 401 of the Code or as otherwise permitted by applicable IRS regulations. Subject to the foregoing, a qualified contract may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than us.

ANNUITANT

The "annuitant" is either you or someone you designate.

         The annuitant is any natural person or persons whose life is used to determine the duration of annuity payments involving life contingencies. The annuitant is entitled to receive all annuity payments under the contract. If the contract owner names more than one person as an "annuitant," the second person named shall be referred to as "CO-ANNUITANT." The annuitant is as designated on the contract specifications page or in the application, unless changed.

         On the death of the annuitant prior to the maturity date, the co-annuitant, if living, becomes the annuitant. If there is no living co-annuitant, the owner becomes the annuitant. In the case of certain qualified contracts, there are limitations on the ability to designate and change the annuitant and the co-annuitant.

BENEFICIARY

The "beneficiary" is the person you designate to receive the death benefit if you die.

         The beneficiary is the person, persons or entity designated in the contract specifications page (or as subsequently changed). However, if there is a surviving contract owner, that person will be treated as the beneficiary. The beneficiary may be changed subject to the rights of any irrevocable beneficiary. Any change must be made in writing, approved by us, and (if approved) will be effective as of the date on which written. We assume no liability for any payments made or actions taken before the change is approved. If no beneficiary is living, the contingent beneficiary will be the beneficiary. The interest of any beneficiary is subject to that of any assignee. If no beneficiary or contingent beneficiary is living, the beneficiary is the estate of the deceased contract owner. In the case of certain qualified contracts, IRS regulations may limit designations of beneficiaries. For information regarding the beneficiary for Ven 7 and Ven 8 contracts see Appendix F and for Ven 1 and Ven 3 contracts see Appendix G.

MODIFICATION

          We may not modify your contract or certificate without your consent, except to the extent required to make it conform to any law or regulation or ruling issued by a governmental agency. However, in the case of group contracts, on 60 days' notice to the group holder, we may change the administration fees, mortality and expense risks charges, annuity purchase rates and the market value charge as to any certificates issued after the effective date of the modification. The provisions of the contract shall be interpreted so as to comply with the requirements of Section 72(s) of the Code.

OUR APPROVAL

         We reserve the right to accept or reject any contract application at our sole discretion.

DISCONTINUANCE OF NEW OWNERS

          In the case of group contracts, on thirty days' notice to the group holder, we may limit or discontinue acceptance of new applications and the issuance of new certificates.

MISSTATEMENT AND PROOF OF AGE, SEX OR SURVIVAL

         We may require proof of age, sex or survival of any person upon whose age, sex or survival any payment depends. If the age or sex of the annuitant has been misstated, the benefits will be those that would have been provided for the annuitant's correct age and sex. If we have made incorrect annuity payments, the amount of any underpayment will be paid immediately and the amount of any overpayment will be deducted from future annuity payments.

FIXED ACCOUNT INVESTMENT OPTIONS

         For information on Fixed Account Investment Options for Ven 7 and Ven 8 contracts see Appendix F and for Ven 1 and Ven 3 contracts see Appendix G.

The fixed account investment options are not securities.

         SECURITIES REGISTRATION. Interests in the fixed account investment options are not registered under the Securities Act of 1933, as amended, (the "1933 Act") and our general account is not registered as an investment company under the 1940 Act. Neither interests in the fixed account investment options nor the general account are subject to the provisions or restrictions of the 1933 Act or the 1940 Act. Disclosures relating to interests in the fixed account investment options and the general account nonetheless may be required by the federal securities laws to be accurate.

         GUARANTEE. Pursuant to a Guarantee Agreement dated March 31, 1996, The Manufacturers Life Insurance Company ("Manulife") unconditionally guarantees to us, on behalf of and for the benefit of us and owners of fixed annuity contracts we issue, that it will, on demand, make funds available to us for the timely payment of contractual claims under certain of our fixed annuity contracts. This guarantee covers the fixed portion of the contracts described in this Prospectus. The guarantee may be terminated by Manulife, on notice to us. Termination will not affect Manulife's continuing liability with respect to all fixed annuity contracts issued prior to the termination of the guarantee except if:

         - the liability to pay contractual claims under the contracts is assumed by another insurer, or

         - we are sold and the buyer's guarantee is substituted for the Manulife guarantee.


         REINSURANCE. Effective June 30, 1995, we entered into a Reinsurance Agreement with Peoples Security Life Insurance Company ("PEOPLES") pursuant to which Peoples reinsures certain amounts with respect to the fixed account portion of the contract described in this prospectus which were issued prior to January 1, 1999. Under this Reinsurance Agreement, we remain liable for the contractual obligations of the contracts' fixed account and Peoples agrees to reimburse us for certain amounts and obligations in connection with the fixed account. Peoples contractual liability runs solely to us, and no contract owner shall have any right of action against Peoples.


Fixed account investment options guarantee interest of at least 3%.


         INVESTMENT OPTIONS. Currently, there are five fixed account investment options available under the contract in states where approved by the state insurance department: one, three, five and seven year investment accounts and, a DCA fixed investment account which may be established under the DCA program to make automatic transfers to one or more variable investment options. In Florida, Maryland and Oregon only the one year fixed investment account and the DCA fixed investment account are offered; the three, five and seven year investment accounts are not available. If a contract is issued with GRIP II in the state of Washington, the five fixed accounts will not be offered as investment options. However, if the contract is issued without GRIP II, then the fixed accounts including the DCA fixed investment account will be offered as investment options. We may offer additional fixed account investment options for any yearly period from two to ten years. Fixed investment accounts provide for the accumulation of interest on purchase payments at guaranteed rates for the duration of the guarantee period. We determine the guaranteed interest rates on new amounts allocated or transferred to a fixed investment account from time-to-time, according to market conditions. In no event will the guaranteed rate of interest be less than 3%. Once an interest rate is guaranteed for a fixed investment account, it is guaranteed for the duration of the guarantee period, and we may not change it.

         Notwithstanding the foregoing, with respect to contracts issued in the State of Oregon, no purchase payments may be invested, transferred or reinvested into any fixed account investment option with a guarantee period of more than one year within 15 years of the maturity date, and no purchase payments may be invested in the one year fixed account investment option within six years of the maturity date.

         INVESTMENT ACCOUNTS. You may allocate purchase payments, or make transfers from the variable investment options, to fixed account investment options at any time prior to the maturity date. We establish a separate investment account each time you allocate or transfer amounts to fixed account investment options, except that, for amounts allocated or transferred to the same fixed account investment option on the same day, we will establish a single investment account. Amounts may not be allocated to a fixed account investment option that would extend the guarantee period beyond the maturity date.

         RENEWALS. At the end of a guarantee period, you may establish a new investment account with the same guarantee period at the then current interest rate, select a different fixed account investment option or transfer the amounts to a variable account investment option, all without the imposition of any charge. You may not select a guarantee period that would extend beyond the maturity date. In the case of renewals within one year of the maturity date, the only fixed account investment option available is to have interest accrued up to the maturity date at the then current interest rate for one year guarantee periods.

         If you do not specify the renewal option desired, we will select the same guarantee period as has just expired, so long as such period does not extend beyond the maturity date. In the event a renewal would extend beyond the maturity date, we will select the longest period that will not extend beyond such date, except in the case of a renewal within one year of the maturity date in which case we will credit interest up to the maturity date at the then current interest rate for one year guarantee periods.

A market value charge may apply to certain transactions.

         MARKET VALUE CHARGE. Any amount withdrawn, transferred or borrowed from an investment account prior to the end of the guarantee period may be subject to a market value charge. A market value charge is assessed only when current interest rates are higher than the guaranteed interest rate on the account. The purpose of the charge is to compensate us for our investment losses on amounts withdrawn, transferred or borrowed prior to the maturity date. The formula for calculating this charge is set forth below. A market value charge will be calculated separately for each investment account affected by a transaction to which a market value charge may apply. The market value charge for an investment account will be calculated by multiplying the amount withdrawn or transferred from the investment account by the adjustment factor described below. In the case of group contracts, we reserve the right to modify the market value charge as to any certificates issued after the effective date of a change specified in written notice to the group holder.

         The adjustment factor is determined by the following formula:

                             0.75x(B-A)xC/12 where:

         A - The guaranteed interest rate on the investment account.

         B - The guaranteed interest rate available, on the date the request is processed, for amounts allocated to a new investment account with the same length of guarantee period as the investment account from which the amounts are being withdrawn.

         C - The number of complete months remaining to the end of the guarantee period.

For purposes of applying this calculation, the maximum difference between "B" and "A" will be 3%. The adjustment factor may never be less than zero.

         The total market value charge will be the sum of the market value charges for each investment account being withdrawn. Where the guaranteed rate available on the date of the request is less than the rate guaranteed on the investment account from which the amounts are being withdrawn (B-A in the adjustment factor is negative), there is no market value charge. There is only a market value charge when interest rates have increased (B-A in the adjustment factor is positive).

         We make no market value charge on withdrawals from the fixed account investment options in the following situations:

         -        death of the owner;

         -        amounts withdrawn to pay fees or charges;

         - amounts applied at the maturity date to purchase an annuity at the guaranteed rates provided in the contract;

         - amounts withdrawn from investment accounts within one month prior to the end of the guarantee period;

         -        amounts withdrawn from a one-year fixed investment account;
                  and

         - amounts withdrawn in any contract year that do not exceed 10% of (i) total purchase payments less (ii) any prior partial withdrawals in that contract year.

Notwithstanding application of the foregoing formula, in no event will the market value charge:

         - be greater than the amount by which the earnings attributable to the amount withdrawn or transferred from an investment account exceed an annual rate of 3%,

         - together with any withdrawal charges for an investment account be greater than 10% of the amount transferred or withdrawn, or

         - reduce the amount payable on withdrawal or transfer below the amount required under the non-forfeiture laws of the state with jurisdiction over the contract.

The cumulative effect of the market value and withdrawal charges could result in a contract owner receiving total withdrawal proceeds of less than the contract owner's purchase payments. See Appendix F for information on the market value charge applicable to Ven 7 and Ven 8 contracts.

Withdrawals and some transfers from fixed account investment options are permitted during the accumulation period.

         TRANSFERS. During the accumulation period, you may transfer amounts among your fixed account investment options and from your fixed account investment options to the variable account investment options; provided that no transfer from a fixed account investment option may be made unless the amount to be transferred has been held in such account for at least one year, except for transfers made pursuant to the DCA program. Any transfer other than one made at the end of a guarantee period may be subject to a market value charge. Where there are multiple investment accounts within a fixed account investment option, amounts must be transferred from the fixed account investment option on a first-in-first-out basis.

         WITHDRAWALS. You may make total and partial withdrawals of amounts held in the fixed account investment options at any time during the accumulation period. Withdrawals from the fixed account investment options will be made in the same manner and be subject to the same limitations as set forth under "WITHDRAWALS" plus the following provisions also apply to withdrawals from the fixed account investment options:

         - We reserve the right to defer payment of amounts withdrawn from the fixed account investment options for up to six months from the date we receive the written withdrawal request. If a withdrawal is deferred for more than 30 days pursuant to this right, we will pay interest on the amount deferred at a rate not less than 3% per year (or a higher rate if required by applicable law). See Appendix F for information on the interest rate applicable to Ven 7 and Ven 8 contracts.

         - If there are multiple investment accounts under the fixed account investment options, amounts must be withdrawn from those accounts on a first-in-first-out basis.

         - The market value charge described above may apply to withdrawals from any investment option except for a one year investment option. In the event a market value charge applies to a withdrawal from a fixed investment account, it will be calculated with respect to the full amount in the investment account and deducted from the amount payable in the case of a total withdrawal. In the case of a partial withdrawal, the market value charge will be calculated on the amount requested and deducted, if applicable, from the remaining investment account value.

         If you request a partial withdrawal in excess of your amount in the variable account investment options and do not specify the fixed account investment options from which the withdrawal is to be made, such withdrawal will be made from your investment options beginning with the shortest guarantee period. Within such sequence, where there are multiple investment accounts within a fixed account investment option, withdrawals will be made on a first-in-first-out basis.

         Withdrawals from the contract may be subject to income tax and a 10% IRS penalty tax (see "FEDERAL TAX MATTERS" below). Withdrawals are permitted from contracts or certificates issued in connection with Section 403(b) qualified plans only under limited circumstances (see APPENDIX L - "QUALIFIED PLAN TYPES"

         LOANS. We offer a loan privilege only to owners of contracts issued in connection with Section 403(b) qualified plans that are not subject to Title I of ERISA. If you own such a contract, you may borrow from us, using your contract as the only security for the loan, in the same manner and subject to the same limitations as described under "LOANS" (see "FEDERAL TAX MATTERS - Qualified Retirement Plans - Loans"). The market value charge described above may apply to amounts transferred from the fixed investment accounts to the loan account in connection with such loans and, if applicable, will be deducted from the amount so transferred.

         FIXED ANNUITY OPTIONS. Subject to the distribution of death benefits provisions (see "DEATH BENEFIT DURING ACCUMULATION PERIOD" above), on death, withdrawal or the maturity date of the contract, the proceeds may be applied to a fixed annuity option (see "ANNUITY OPTIONS" above). The amount of each fixed annuity payment is determined by applying the portion of the proceeds (minus any applicable premium taxes) applied to purchase the fixed annuity to the appropriate annuity table in the contract. If the annuity table we are then using is more favorable to you, we will substitute that annuity table. We guarantee the dollar amount of fixed annuity payments.


OPTIONAL BENEFITS



         GUARANTEED RETIREMENT INCOME PROGRAM II. Contracts issued on or after July 2, 2001 may be issued with an optional Guaranteed Retirement Income Program II ("GRIP II") if you elect GRIP II and if the GRIP II is available for sale in the state where the contract is sold. (GRIP II is not available for contracts issued under the exchange offers described in Appendices H, I, J and K to this prospectus.) The original GRIP is no longer available for contracts issued after June 29, 2001. The original GRIP is described in Appendix M. If the contract is issued with GRIP II in the state of Washington, the fixed accounts including the DCA fixed investment account will not be offered as investment options. Election of GRIP II may only be made at issue, is irrevocable, and GRIP II may only be terminated as described below.



          GRIP II guarantees a minimum lifetime fixed income benefit in the form of fixed monthly annuity payments. The amount of these payments is determined by applying the Income Base to the annuity purchase rates in the GRIP II rider. As described below, the Income Base is calculated as the greater of purchase payments accumulated at a fixed growth factor or the maximum contract anniversary value, reduced proportionately for partial withdrawals. Because the annuity options provided for in the contract are based on the contract value and current annuity purchase rates at the time of annuitization, the amount of the monthly annuity payments under such options may exceed the monthly annuity payments provided by GRIP II. If GRIP II is exercised and the monthly annuity payments available under the contract are greater than the monthly annuity payments provided by GRIP II, we will pay the monthly annuity payments available under the contract. For GRIP II, we impose an annual fee of 0.45% of the Income Base. The fee is deducted from the contract value on each contract anniversary.



         Income Base. The Income Base upon which the amount of GRIP II annuity payments is based is the greater of (i) the Growth Factor Income Base or (ii) the Step-Up Income Base.



         Growth Factor Income Base. The Growth Factor Income Base is equal to
(a) less (b), where:


         (a) is the sum of all purchase payments made, accumulated at the growth factor indicated below starting on the date each payment is allocated to the contract, and

         (b) is the sum of Income Base reductions (defined below) in connection with partial withdrawals taken, accumulated at the growth factor indicated below starting on the date each deduction occurs.



         The growth factor is 6% per annum if the oldest annuitant is 75 or younger at issue, and 4% per annum if the oldest annuitant is 76 or older at issue. The growth factor is reduced to 0% once the oldest annuitant has attained age 85.



         Step-Up Income Base. The Step-Up Income Base is equal to the greatest anniversary value after the effective date of GRIP II and prior to the oldest annuitant's attained age 81. The anniversary value is equal to the contract value on the last day of the contract year, plus subsequent purchase payments, less any Income Base reductions (defined below) in connection with partial withdrawals since the last day of the contract year.



In determining the Income Base:



         - An Income Base reduction is on a pro rata basis and is equal to (i) times (ii) where: (i) is equal to the Income Base immediately prior to a partial withdrawal and (ii) is equal to the partial withdrawal amount divided by the contract value prior to the partial withdrawal.



         - The Income Base is reduced for any withdrawal charge remaining on the date of exercise of GRIP II.



         - We reserve the right to reduce the Income Base by any premium taxes that may apply.



THE INCOME BASE IS USED SOLELY FOR PURPOSES OF CALCULATING the GRIP II monthly annuity payments AND DOES NOT PROVIDE A CONTRACT VALUE OR GUARANTEE PERFORMANCE OF ANY INVESTMENT OPTION.



         Exercise of GRIP II



         Conditions of Exercise. GRIP II may be exercised subject to the following conditions:



         1. GRIP II may not be exercised until the 10th contract anniversary and then must be exercised within 30 days immediately following the 10th contract anniversary or a subsequent contract anniversary , and



         2. GRIP II must be exercised by the contract anniversary immediately prior to the oldest annuitant's 85th birthday or the 10th contract anniversary, if later.



         Monthly Income Factors. The Income Base may be applied to monthly income factors to purchase a guaranteed lifetime income under the following annuity options:


         OPTION 1: LIFE ANNUITY WITH A 10-YEAR PERIOD CERTAIN - An annuity with payments guaranteed for 10 years and continuing thereafter during the lifetime of the annuitant. Since payments are guaranteed for 10 years, annuity payments will be made to the end of such period if the annuitant dies prior to the end of the tenth year.


         OPTION 2: JOINT and SURVIVOR LIFE ANNUITY WITH A 20-YEAR PERIOD CERTAIN
         - An annuity with payments guaranteed for 20 years and continuing thereafter during the joint lifetime of the annuitant and a designated co-annuitant. Since payments are guaranteed for 20 years, annuity payments will be made to the end of such period if both the annuitant and the co-annuitant die prior to the end of the twentieth year.



         The monthly income factors depend upon the sex and age (nearest birthday) of the annuitant (and co-annuitant, if any) and the annuity option selected. The factors are based on the 1983 Individual Annuity Mortality Table A projected at Scale G and reflect an assumed interest rate of 2.5% per annum. The annuitant may only be changed to an individual that is the same age or younger than the oldest current annuitant. A change of annuitant will not affect the Income Base calculation.



          The use of GRIP II is limited in connection with its use under qualified plans, such as an IRA, because of the minimum distribution requirements imposed by federal tax law on these plans. In general, if GRIP II is not exercised on or before the date required minimum distributions must begin under a qualified plan, you or your beneficiary may be unable to exercise the benefit under GRIP II.



         Hence, you should consider that since (a) GRIP II may not be exercised until the 10th contract anniversary after its election and (b) the election of GRIP II is irrevocable, there can be circumstances under a qualified plan in which you will be charged GRIP II fee (discussed further below), even though neither you nor your beneficiary may be able to exercise GRIP II because of the restrictions imposed by the minimum distribution requirements. If you plan to exercise GRIP II after your required beginning date under a qualified plan, you should consider whether GRIP II is appropriate for your circumstances. Please consult your advisor.



         In order to comply with applicable federal income tax laws, in some circumstances, we will shorten the guarantee period under an annuity option so that it does not exceed the life expectancy of the annuitant, or the joint life expectancy of the joint annuitants, depending on the annuity option chosen. Once the guarantee period is shortened upon exercise of GRIP II, it will not be further reduced. The guarantee period will never be increased based on the life expectancy of the annuitant or at any other time or due to any other event.



         When you exercise GRIP II, actual income will be based on the greater of (i) your GRIP II Income Base at guaranteed annuity purchase rates (as stated in the GRIP II rider), or (ii) your contract value at current annuity purchase rates. (The Income Base cannot be applied to current annuitization rates.)



         Illustrated below are the income amounts provided by GRIP II, assuming a $100,000 initial purchase payment into a non-qualified contract, with no subsequent payments or withdrawals . "Current" is based on Contract Value at current annuity purchase rates. Contract Value is assumed to be $100,000 in all years, reflecting a 0% growth rate, net of all fees. Current annuitization rates applied to Contract Value assume an interest rate of 6.875%, which is the average of the SPIA statutory maximum valuation rates for the period 1992-2001, as required by Illinois guidelines. "Guaranteed" is based on GRIP II Income Base at guaranteed annuity purchase rates (as stated in the GRIP II rider). A 6% growth factor is assumed in calculating the Growth Factor Income Base. No step-ups are illustrated.



Example 1 - male annuitant age 60 at issue - Option 1: Life Annuity with a 10-Year Period Certain



                                       Annual Income
Contract Anniversary at          ------------------------        Annual Income
   Exercise of GRIP              Current       Guaranteed           Provided
-----------------------          -------       ----------        -------------
          10                     $ 9,744         $12,013            $12,013
          15                     $10,704         $18,406            $18,406
          20                     $11,652         $27,979            $27,979



Example 2 - male and female co-annuitants, both age 60 at issue - Option 2:
Joint and Survivor Life Annuity with a 20-Year Period Certain



                                       Annual Income
Contract Anniversary at          ------------------------        Annual Income
   Exercise of GRIP              Current       Guaranteed           Provided
-----------------------          -------       ----------        -------------
          10                     $ 8,016         $ 9,284            $ 9,284
          15                     $ 8,448         $13,574            $13,574
          20                     $ 8,741         $19,358            $19,358

         TERMINATION OF GRIP II



         GRIP II will terminate upon the earliest to occur of:



         (a) the contract anniversary immediately prior to the oldest annuitant's 85th birthday or the tenth contract anniversary, if later;



         (b)      the termination of the contract for any reason; or



         (c)      the exercise of GRIP II.



         The election of GRIP II on a contract may not always be in your interest since an additional fee is imposed for this benefit.



         GRIP II FEE. The risk assumed by us associated with GRIP II is that annuity benefits payable under GRIP II are greater than annuity benefits that would have been payable if you had selected another annuity benefit permitted by the contract and described in the prospectus under "PAY-OUT PERIOD PROVISIONS." To compensate us for this risk, we charge an annual GRIP II fee (the "GRIP II Fee"). On or before the maturity date, the GRIP II Fee is deducted on each contract anniversary. The amount of the GRIP II Fee is equal to 0.45% multiplied by the Income Base in effect on that contract anniversary. The GRIP II Fee is withdrawn from each investment option in the same proportion that the value of the investment account of each investment option bears to the contract value.



         If there is a full withdrawal of contract value on any date other than the contract anniversary, we will deduct a pro-rata portion of the GRIP II Fee from the amount paid upon withdrawal. In the case of a full withdrawal, the GRIP II Fee will be multiplied by the Income Base immediately prior to withdrawal. The GRIP II Fee will not be deducted during the annuity period. For purposes of determining the GRIP II Fee, the commencement of annuity payments will be treated as a full withdrawal.



         GRIP II DOES NOT PROVIDE CONTRACT VALUE OR GUARANTEE PERFORMANCE OF ANY INVESTMENT OPTION. BECAUSE THIS BENEFIT IS BASED ON CONSERVATIVE ACTUARIAL FACTORS, THE LEVEL OF LIFETIME INCOME THAT IT GUARANTEES MAY OFTEN BE LESS THAN THE LEVEL THAT WOULD BE PROVIDED BY APPLICATION OF CONTRACT VALUE AT CURRENT ANNUITY FACTORS. THEREFORE, GRIP II SHOULD BE REGARDED AS A SAFETY NET. AS DESCRIBED ABOVE UNDER "INCOME BASE," WITHDRAWALS WILL REDUCE the GRIP II benefit.



GUARANTEED EARNINGS MULTIPLIER. Contracts issued on or after July 2, 2001, may be issued with a Guaranteed Earnings Multiplier Rider ("GEM") if you elect GEM and if GEM is available for sale in the state where the contract is sold. (GEM is not available for contracts issued under the exchange offers described in Appendices H, I, J and K to this prospectus.) With this benefit, on the death of any contract owner prior to the maturity date, we will pay the death benefit otherwise payable under the contract plus the benefit payable under GEM. Election of GEM may only be made at issue, is irrevocable, and it may only be terminated as described below. We impose an annual fee for GEM of 0.20%.



         Subject to the maximum amount described below, GEM provides a payment equal to 40% of the appreciation in the contract value (as defined below) upon the death of any contract owner if the oldest owner is 69 or younger at issue, and 25% for if the oldest owner is 70 or older at issue. The appreciation in the contract value is defined as the contract value less the sum of all purchase payments, reduced proportionally by any amount deducted in connection with partial withdrawals. The death benefit will also be reduced by the amount of any unpaid loans under a contract in the case of qualified contracts.



         If the oldest owner is 69 or younger at issue, the maximum amount of the GEM benefit is equal to 40% of the sum of all purchase payments, less any amounts deducted in connection with partial withdrawals. If the oldest owner is 70 or older at issue, the maximum amount of the GEM benefit is equal to 25% of the sum of all purchase payments, less any amounts deducted in connection with partial withdrawals.



         The amount deducted in connection with partial withdrawals will be on a pro rata basis and will be equal to (i) times (ii) where:



         (i)      is equal to the GEM benefit prior to the withdrawal and



         (ii) is equal to the partial withdrawal amount divided by the contract value prior to the partial withdrawal.



         If the beneficiary under the contract is the deceased owner's spouse, upon the death of any owner the contract and GEM will continue with the surviving spouse as the new contract owner. In this case, upon the death of the surviving spouse prior to the maturity date, a second GEM benefit will be paid and the entire interest in the contract must be distributed to the new beneficiary. For purposes of calculating the GEM benefit payable on the death of the surviving spouse, the GEM benefit will be equal to zero on the date of the first contract owner's death and the GEM benefit payable upon the first contract owner's death will be treated as a purchase payment. In addition, all purchase payments made, and all amounts deducted in connection with partial withdrawals prior to the date of the first contract owner's death, will not be considered in determining the GEM benefit.



TERMINATION OF GEM



         GEM will terminate upon the earliest to occur of (a) the date the contract terminates, (b) the maturity date; or (c) the date on which the GEM benefit is paid. However, as noted in the paragraph above, if the deceased owner's spouse is the beneficiary, the spouse may elect to continue the contract (including GEM) as the new owner.



         The election of GEM on a Contract may not always be in your interest since an additional fee is imposed for this benefit.



GEM FEE



          The annual fee for GEM is 0.20% as a percentage of average account value.



Qualified Retirement Plans



         If you intend to use your Contract in connection with a qualified retirement plan, including an IRA, you should consider the effects that the death benefit provided under the contract (with or without GEM) may have on your plans (see APPENDIX L to the prospectus). Please consult your tax advisor.


                             CHARGES AND DEDUCTIONS

         Charges and deductions under the contracts are assessed against purchase payments, contract values or annuity payments. Currently, there are no deductions made from purchase payments, except for premium taxes in certain states. In addition, there are deductions from and expenses paid out of the assets of the Trust and Merrill Variable Funds portfolios that are described in the accompanying Prospectuses of the Trust and Merrill Variable Funds. For information on the GRIP Rider Fee, see "Guaranteed Retirement Income Program" above.

WITHDRAWAL CHARGES

         For information on Withdrawal Charges for Ven 7 and Ven 8 contracts see Appendix F and for Ven 3 and Ven 1 contracts see Appendix G.

         If you make a withdrawal from your contract during the accumulation period, a withdrawal charge (contingent deferred sales charge) may be assessed against amounts withdrawn attributable to purchase payments that have been in the contract less than seven complete contract years. There is never a withdrawal charge with respect to earnings accumulated in the contract, certain other free withdrawal amounts described below or purchase payments that have been in the contract more than seven complete contract years. In no event may the total withdrawal charges exceed 6% of the amount invested. The amount of the withdrawal charge and when it is assessed is discussed below.

         Each withdrawal from the contract is allocated first to the "FREE WITHDRAWAL AMOUNT" and second to "UNLIQUIDATED PURCHASE PAYMENTS". In any contract year, the free withdrawal amount for that year is the greater of:

         - 10% of total purchase payments (less all prior partial withdrawals in that contract year), and

         - the accumulated earnings of the contract (i.e., the excess of the contract value on the date of withdrawal over the unliquidated purchase payments).

         Withdrawals allocated to the free withdrawal amount may be withdrawn without the imposition of a withdrawal charge. The free withdrawal amount will be applied to a requested withdrawal, first, to withdrawals from variable account investment options and then to withdrawals from fixed account investment options beginning with those with the shortest guarantee period first and the longest guarantee period last.

         If the amount of a withdrawal exceeds the free withdrawal amount, the excess will be allocated to purchase payments which will be liquidated on a first-in first-out basis. On any withdrawal request, we will liquidate purchase payments equal to the amount of the withdrawal request which exceeds the free withdrawal amount in the order such purchase payments were made: the oldest unliquidated purchase payment first, the next purchase payment second, etc. until all purchase payments have been liquidated.

         Each purchase payment or portion thereof liquidated in connection with a withdrawal request is subject to a withdrawal charge based on the length of time the purchase payment has been in the contract. The amount of the withdrawal charge is calculated by multiplying the amount of the purchase payment being liquidated by the applicable withdrawal charge percentage obtained from the table below.

            NUMBER OF COMPLETE YEARS                     WITHDRAWAL CHARGE
         PURCHASE PAYMENT IN CONTRACT                       PERCENTAGE
         ----------------------------                    -----------------
                      0                                         6%
                      1                                         6%
                      2                                         5%
                      3                                         5%
                      4                                         4%
                      5                                         3%
                      6                                         2%
                      7+                                        0%

         The total withdrawal charge will be the sum of the withdrawal charges for the purchase payments being liquidated.

         The withdrawal charge is deducted from the contract value remaining after the contract owner is paid the amount requested, except in the case of a complete withdrawal when it is deducted from the amount otherwise payable. In the case of a partial withdrawal, the amount requested from an investment account may not exceed the value of that investment account less any applicable withdrawal charge.

         There is generally no withdrawal charge on distributions made as a result of the death of the contract owner or, if applicable, the annuitant, and no withdrawal charges are imposed on the maturity date if the contract owner annuitizes as provided in the contract.

         The amount collected from the withdrawal charge will be used to reimburse us for the compensation paid to cover selling concessions to broker-dealers, preparation of sales literature and other expenses related to sales activity.

         For examples of calculation of the withdrawal charge, see Appendix C. Withdrawals from the fixed account investment options may be subject to a market value charge in addition to the withdrawal charge described above. In the case of group annuity contracts, we reserve the right to modify the withdrawal charge as to certificates issued after the effective date of a change specified in written notice to the group holder.

REDUCTION OR ELIMINATION OF WITHDRAWAL CHARGE

         The amount of the withdrawal charge on a contract may be reduced or eliminated when sales of the contracts are made to individuals or to a group of individuals in such a manner that results in savings of sales expenses. We will determine entitlement to such a reduction in the withdrawal charge in the following manner:

         - The size and type of group to which sales are to be made will be considered. Generally, sales expenses for a larger group are smaller than for a smaller group because of the ability to implement large numbers of contracts with fewer sales contacts.

         - The total amount of purchase payments to be received will be considered. Per-dollar sales expenses are likely to be less on larger purchase payments than on smaller ones.

         -        Any prior or existing relationship with us will be considered.
                  Per-contract sales expenses are likely to be less when there is a prior or existing relationship because of the likelihood of implementing the contract with fewer sales contacts.

         - The level of commissions paid to selling broker-dealers will be considered. Certain broker-dealers may offer the contract in connection with financial planning programs offered on a fee-for-service basis. In view of the financial planning fees, such broker-dealers may elect to receive lower commissions for sales of the contracts, thereby reducing our sales expenses.

         - There may be other circumstances of which we are not presently aware, which could result in reduced sales expenses.

         If, after consideration of the foregoing factors, we determine that there will be a reduction in sales expenses, we will provide a reduction in the withdrawal charge. The withdrawal charge will be eliminated when a contract is issued to officers, directors or employees (or a relative thereof), of us or of Manulife, the Trust or any of their affiliates. In no event will reduction or elimination of the withdrawal charge be permitted where that reduction or elimination will be unfairly discriminatory to any person. For further information, contact your registered representative.

ADMINISTRATION FEES

         For information on the Administration Fee applicable to Ven 7 and Ven 8 contracts see Appendix F and to Ven 3 and Ven 1 contracts see Appendix G.

We deduct asset-based charges totaling 1.40% on an annual basis for administration and mortality and expense risks.

         Except as noted below, we will deduct each year an annual administration fee of $30 as partial compensation for the cost of providing all administrative services attributable to the contracts and the operations of the Variable Account and us in connection with the contracts. However, if prior to the maturity date the contract value is equal to or greater than $100,000 at the time of the fee's assessment, the fee will be waived. During the accumulation period, this administration fee is deducted on the last day of each contract year. It is withdrawn from each investment option in the same proportion that the value of such investment option bears to the contract value. If the entire contract is withdrawn on other than the last day of any contract year, the $30 administration fee will be deducted from the amount paid. During the pay-out period, the fee is deducted on a pro-rata basis from each annuity payment.

         A daily charge in an amount equal to 0.15% of the value of each variable investment account on an annual basis is also deducted from each sub-account to reimburse us for administrative expenses. This asset based administrative charge will not be deducted from the fixed account investment options. The charge will be reflected in the contract value as a proportionate reduction in the value of each variable investment account. Even though administrative expenses may increase, we guarantee that it will not increase the amount of the administration fees.

REDUCTION OR ELIMINATION OF ANNUAL ADMINISTRATION FEE

         The amount of the annual administration fee on a contract may be reduced or eliminated when sales of the contracts are made to individuals or to a group of individuals in such a manner that results in savings of administration expenses. The entitlement to such a reduction or elimination of the administration charges will be determined by us in the following manner:

         1. The size and type of group to which administrative services are to be provided will be considered.

         2. The total amount of purchase payments to be received will be considered.

         3. There may be other circumstances of which we are not presently aware, which could result in reduced administrative expense.

         If, after consideration of the foregoing factors, it is determined that there will be a reduction or elimination of administration expenses, we will provide a reduction in the annual administration fee. In no event will reduction or elimination of the administration fees be permitted where such reduction or elimination will be unfairly discriminatory to any person. We may waive all or a portion of the administration fee when a contract is issued to an officer, director or employee, or relative thereof, of us, Manulife, the Trust or any of our or their affiliates.

MORTALITY AND EXPENSE RISKS CHARGE

         For information on mortality and expense risks charges for Ven 1 contracts see Appendix G.

         The mortality risk we assume is the risk that annuitants may live for a longer period of time than we estimate. We assume this mortality risk by virtue of annuity benefit payment rates incorporated into the contract which cannot be changed. This assures each annuitant that his or her longevity will not have an adverse effect on the amount of annuity benefit payments. We also assume mortality risks in connection with our guarantee that, if the contract owner dies during the accumulation period, we will pay a death benefit. (See "Death Benefit During Accumulation Period") The expense risk we assume is the risk that the administration charges, distribution charge, or withdrawal charge may be insufficient to cover actual expenses.

         To compensate us for assuming these risks, we deduct from each of the sub-accounts a daily charge in an amount equal to 1.25% of the value of the variable investment accounts on an annual basis. In the case of individual contracts, the rate of the mortality and expense risks charge cannot be increased. In the case of group contracts, the rate of the mortality and expense risks charge can be increased, but only as to certificates issued after the effective date of the increase and upon 60 days' prior written notice to the group holder. In the case of group contracts, we may issue contracts and certificates with a mortality or expense risks charge at rates less than those set out above, if we conclude that the mortality or expense risks of the groups involved are less than the risks it has determined for persons for whom the contracts and certificates have been generally designed. If the charge is insufficient to cover the actual cost of the mortality and expense risks assumed, we will bear the loss. Conversely, if the charge proves more than sufficient, the excess will be profit to us and will be available for any proper corporate purpose including, among other things, payment of distribution expenses. On the Period Certain Only Annuity Option, if you elect benefits payable on a variable basis, the mortality and expense risks charge is assessed although we bear only the expense risk and not any mortality risk. The mortality and expense risks charge is not assessed against the fixed account investment options.

We will charge you for state premium taxes to the extent we incur them and reserve the right to charge you for new taxes we may incur.

TAXES

         We reserve the right to charge, or provide for, certain taxes against purchase payments, contract values or annuity payments. Such taxes may include premium taxes or other taxes levied by any government entity which we determine to have resulted from our:

         - establishment or maintenance of the Variable Account,

         - receipt of purchase payments,

         - issuance of the contacts, or

         - commencement or continuance of annuity payments under the contracts.

In addition, we will withhold taxes to the extent required by applicable law.

         Except for residents of those states which apply premium taxes upon receipt of purchase payments, premium taxes will be deducted from the contract value used to provide for fixed or variable annuity payments. For residents of those states which apply premium taxes upon receipt of purchase payments, premium taxes will be deducted upon payment of any withdrawal benefits, upon any annuitization, or payment of death benefits. The amount deducted will depend on the premium tax assessed in the applicable state. State premium taxes currently range from 0% to 3.5% depending on the jurisdiction and the tax status of the contract and are subject to change by the legislature or other authority. See Appendix D for a table of State Premium Taxes.




                               FEDERAL TAX MATTERS

INTRODUCTION

         The following discussion of the Federal income tax treatment of the contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The Federal income tax treatment of an annuity contract is unclear in certain circumstances, and you should consult a qualified tax advisor with regard to the application of the law to your circumstances. This discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the IRS, and judicial decisions.

         This discussion does not address state or local tax consequences associated with the purchase of a contract. IN ADDITION, WE MAKE NO GUARANTEE REGARDING ANY TAX TREATMENT -- FEDERAL, STATE, OR LOCAL -- OF ANY CONTRACT OR OF ANY TRANSACTION INVOLVING A CONTRACT.

OUR TAX STATUS

         We are taxed as a life insurance company. Because the operations of the Variable Account are a part of, and are taxed with, our operations, the Variable Account is not separately taxed as a "regulated investment company" under the Code. Under existing Federal income tax laws, we are not taxed on the investment income and capital gains of the Variable Account. We do not anticipate that we will be taxed on the income and gains of the Variable Account, but if we are, then we may impose a corresponding charge against the Variable Account.

TAXATION OF ANNUITIES IN GENERAL

Gains inside the contract are usually tax-deferred until you make a withdrawal, the annuitant starts receiving annuity benefit payments, or the beneficiary receives a death benefit payment.

TAX DEFERRAL DURING ACCUMULATION PERIOD

         Under existing provisions of the Code, except as described below, any increase in the contract value is generally not taxable to the contract owner or annuitant until received, either in the form of annuity payments, or in some other form of distribution. Certain requirements must be satisfied in order for this general rule to apply, including:

         - the contract must be owned by an individual (or treated as owned by an individual),

         - the investments of the Variable Account must be "adequately diversified" in accordance with IRS regulations,

         - we, rather than the contract owner, must be considered the owner of the assets of the Variable Account for federal tax purposes, and

         - the contract must provide for appropriate amortization, through annuity benefit payments, of the contract's purchase payments and earnings, e.g., the pay-out period must not begin near the end of the annuitant's life expectancy.

         NON-NATURAL OWNERS. As a general rule, deferred annuity contracts held by "non-natural persons" (such as a corporation, trust or other similar entity) are not treated as annuity contracts for Federal income tax purposes. The investment income on such contracts is taxed as ordinary income that is received or accrued by the owner of the contract during the taxable year. There are several exceptions to this general rule for non-natural contract owners. First, contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the contract as an agent for a natural person. This special exception will not apply, however, in the case of any employer who is the nominal owner of an annuity contract under a non-qualified deferred compensation arrangement for its employees.

         Exceptions to the general rule for non-natural contract owners will also apply with respect to:

         - contracts acquired by an estate of a decedent by reason of the death of the decedent,

         -        certain qualified contracts,

         - certain contracts purchased by employers upon the termination of certain qualified plans,

         - certain contracts used in connection with structured settlement agreements, and

         - contracts purchased with a single premium when the annuity starting date (as defined in the tax law) is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

         LOSS OF INTEREST DEDUCTION WHERE CONTRACTS ARE HELD BY OR FOR THE BENEFIT OF CERTAIN NON-NATURAL PERSONS. In the case of contracts issued after June 8, 1997 to a non-natural taxpayer (such as a corporation or a trust), or held for the benefit of such an entity, a portion of otherwise deductible interest may not be deductible by the entity, regardless of whether the interest relates to debt used to purchase or carry the contract. However, this interest deduction disallowance does not affect a contract if the income on the contract is treated as ordinary income that is received or accrued by the owner during the taxable year. Entities that are considering purchasing the contract, or entities that will be beneficiaries under a contract, should consult a tax advisor.

         DIVERSIFICATION REQUIREMENTS. For a contract to be treated as an annuity for Federal income tax purposes, the investments of the Variable Account must be "adequately diversified" in accordance with IRS regulations. The IRS has issued regulations which prescribe standards for determining whether the investments of the Variable Account are "adequately diversified." If the Variable Account failed to comply with these diversification standards, a contract would not be treated as an annuity contract for Federal income tax purposes and the contract owner would generally be taxable currently on the excess of the contract value over the premiums paid for the contract.

         Although we do not control the investments of the Trust or the Merrill Variable Funds, we expect that the Trust and the Merrill Variable Funds will comply with such regulations so that the Variable Account will be considered "adequately diversified."

         OWNERSHIP TREATMENT. In certain circumstances, a variable annuity contract owner may be considered the owner, for Federal income tax purposes, of the assets of the insurance company separate account used to support his or her contract. In those circumstances, income and gains from such separate account assets would be includible in the contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the owner possesses "incidents of ownership" in those assets, such as the ability to exercise investment control over the assets. In addition, the IRS announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued in the form of regulations or rulings on the "extent to which Policyholders may direct their investments to particular sub-accounts of a separate account without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.

         The ownership rights under this contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the owner of this contract has the choice of many more investment options to which to allocate premiums and contract values, and may be able to transfer among investment options more frequently than in such rulings. THESE DIFFERENCES COULD RESULT IN THE CONTRACT OWNER BEING TREATED AS THE OWNER OF THE ASSETS OF THE VARIABLE ACCOUNT AND THUS SUBJECT TO CURRENT TAXATION ON THE INCOME AND GAINS FROM THOSE ASSETS. In addition, we do not know what standards will be set forth in the regulations or rulings which the IRS has stated it expects to issue. We therefore reserve the right to modify the contract as necessary to attempt to prevent contract owners from being considered the owners of the assets of the Variable Account.

         DELAYED PAY-OUT PERIODS. If the contract's pay-out period commences (or is scheduled to commence) at a time when the annuitant has reached an advanced age, (e.g., past age 85), it is possible that the contract would not be treated as an annuity for Federal income tax purposes. In that event, the income and gains under the contract could be currently includible in the owner's income.

         The remainder of this discussion assumes that the contract will be treated as an annuity contract for Federal income tax purposes and that we will be treated as the owner of the Variable Account assets.

TAXATION OF PARTIAL AND FULL WITHDRAWALS

         In the case of a partial withdrawal, amounts received are taxable as ordinary income to the extent the contract value before the withdrawal exceeds the "INVESTMENT IN THE CONTRACT." In the case of a full withdrawal, amounts received are includible in income to the extent they exceed the investment in the contract. For these purposes the investment in the contract at any time equals the total of the purchase payments made under the contract to that time (to the extent such payments were neither deductible when made nor excludible from income as, for example, in the case of certain employer contributions to qualified contracts) less any amounts previously received from the contract which were not included in income.

         Other than in the case of certain qualified contracts, any amount received as a loan under a contract, and any assignment or pledge (or agreement to assign or pledge) any portion of the contract value, is treated as a withdrawal of such amount or portion. (Loans, assignments and pledges are permitted only in limited circumstances under qualified contracts.) The investment in the contract is increased by the amount includible in income with respect to such assignment or pledge, though it is not affected by any other aspect of the assignment or pledge (including its release). If an individual transfers his or her interest in an annuity contract without adequate consideration to a person other than the owner's spouse (or to a former spouse incident to divorce), the owner will be taxed on the difference between the contract value and the investment in the contract at the time of transfer. In such a case, the transferee's investment in the contract will be increased to reflect the increase in the transferor's income.

         The contract provides a death benefit that in certain circumstances may exceed the greater of the purchase payments and the contract value. As described elsewhere in this Prospectus, we impose certain charges with respect to the death benefit. It is possible that those charges (or some portion thereof) could be treated for Federal income tax purposes as a partial withdrawal from the contract.

         There may be special income tax issues present in situations where the owner and the annuitant are not the same person and are not married to one another. A tax advisor should be consulted in those situations.

A portion of each annuity payment is usually taxable as ordinary income.

TAXATION OF ANNUITY BENEFIT PAYMENTS

         Normally, a portion of each annuity benefit payment is taxable as ordinary income. The taxable portion of an annuity benefit payment is equal to the excess of the payment over the "EXCLUSION AMOUNT." In the case of variable annuity payments, the exclusion amount is the investment in the contract (defined above) allocated to the variable annuity option, adjusted for any period certain or refund feature, when payments begin to be made divided by the number of payments expected to be made (determined by IRS regulations which take into account the annuitant's life expectancy and the form of annuity benefit selected). In the case of fixed annuity payments, the exclusion amount is the amount determined by multiplying the payment by the ratio of (a) to (b), where:

         (a) is the investment in the contract allocated to the fixed annuity option (adjusted for any period certain or refund feature) and

         (b) is the total expected value of fixed annuity payments for the term of the contract (determined under IRS regulations).

A simplified method of determining the taxable portion of annuity payments applies to contracts issued in connection with certain qualified plans other than IRAs.

         Once the total amount of the investment in the contract is excluded using these ratios, annuity payments will be fully taxable. If annuity payments cease because of the death of the annuitant and before the total amount of the investment in the contract is recovered, the unrecovered amount generally will be allowed as a deduction to the annuitant in his or her last taxable year.

TAXATION OF DEATH BENEFIT PROCEEDS

         Amounts may be distributed from a contract because of the death of an owner or the annuitant. During the accumulation period, death benefit proceeds are includible in income as follows:


         - if distributed in a lump sum, they are taxed in the same manner as a full withdrawal, as described above,



         - if distributed under an annuity option, they are taxed in the same manner as annuity payments, as described above, or



         - if distributed as a series of withdrawals over the beneficiary's life expectancy, they are taxable to the extent of undistributed income on the contract (i.e., income is distributed first).


         During the pay-out period, where a guaranteed period exists under an annuity option and the annuitant dies before the end of that period, payments made to the beneficiary for the remainder of that period are includible in income as follows:

         - if received in a lump sum, they are includible in income to the extent that they exceed the unrecovered investment in the contract at that time, or

         - if distributed in accordance with the existing annuity option selected, they are fully excludable from income until the remaining investment in the contract is deemed to be recovered, and all annuity payments thereafter are fully includible in income.

Withdrawals and annuity benefit payments prior to age 59-1/2 may incur a 10% IRS penalty tax.

PENALTY TAX ON PREMATURE DISTRIBUTIONS

         There is a 10% IRS penalty tax on the taxable amount of any distribution from a non-qualified contract. Exceptions to this penalty tax include distributions:

         -        received on or after the contract owner reaches age 59-1/2;

         - attributable to the contract owner becoming disabled (as defined in the tax law);

         - made to a beneficiary on or after the death of the contract owner or, if the contract owner is not an individual, on or after the death of the primary annuitant (as defined in the tax law);

         - made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the owner or for the joint lives (or joint life expectancies) of the owner and designated beneficiary (as defined in the tax law);

         - made under an annuity contract purchased with a single premium when the annuity starting date (as defined in the tax law) is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period; or

         - made with respect to certain annuities issued in connection with structured settlement agreements.

A similar penalty tax, applicable to distributions from certain qualified contracts, is discussed below.

AGGREGATION OF CONTRACTS

         In certain circumstances, the amount of an annuity payment or a withdrawal from a contract that is includible in income may be determined by combining some or all of the non-qualified contracts owned by an individual. For example, if a person purchases a contract offered by this Prospectus and also purchases at approximately the same time an immediate annuity, the IRS may treat the two contracts as one contract. Similarly, if a person transfers part of his interest in one annuity contract to purchase another annuity contract, the IRS might treat the two contracts as one contract. In addition, if a person purchases two or more deferred annuity contracts from the same insurance company (or its affiliates) during any calendar year, all such contracts will be treated as one contract. The effects of such aggregation are not always clear; however, it could affect the amount of a withdrawal or an annuity payment that is taxable and the amount which might be subject to the penalty tax described above.

QUALIFIED RETIREMENT PLANS

Special tax provisions apply to qualified plans. Consult your tax advisor prior to using the contract with a qualified plan.

         The contracts are also available for use in connection with certain types of retirement plans, including IRAs, which receive favorable treatment under the Code ("QUALIFIED PLANS"). Numerous special tax rules apply to the participants in qualified plans and to the contracts used in connection with qualified plans. Therefore, no attempt is made in this Prospectus to provide more than general information about use of the contract with the various types of qualified plans. Brief descriptions of various types of qualified plans in connection with which we may issue a contract are contained in Appendix L to this Prospectus. Appendix L also discusses certain potential tax consequences associated with the use of the contract with certain qualified plans, including IRAs, which should be considered by a purchaser. Persons intending to use the contract in connection with a qualified plan should consult a tax advisor.

         The tax rules applicable to qualified plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for both withdrawals and annuity payments under certain qualified contracts, there may be no "investment in the contract" and the total amount received may be taxable. Also, loans from qualified contracts, where allowed, are subject to a variety of limitations, including restrictions as to the amount that may be borrowed, the duration of the loan, and the manner in which the loan must be repaid. (You should always consult your tax advisor and retirement plan fiduciary prior to exercising your loan privileges.) Both the amount of the contribution that may be made, and the tax deduction or exclusion that you may claim for that contribution, are limited under qualified plans.

         If the contract is used in connection with a qualified plan, the owner and annuitant must be the same individual. If a co-annuitant is named, all distributions made while the annuitant is alive must be made to the annuitant. Also, if a co-annuitant is named who is not the annuitant's spouse, the annuity options which are available may be limited, depending on the difference in ages between the annuitant and co-annuitant. Additionally, for contracts issued in connection with qualified plans subject to the Employee Retirement Income Security Act, the spouse or ex-spouse of the owner will have rights in the contract. In such a case, the owner may need the consent of the spouse or ex-spouse to change annuity options or make a withdrawal from the contract.


         In addition, special rules apply to the time at which distributions to the owner and beneficiaries must commence and the form in which the distributions must be paid. These special rules may also require the length of any guarantee period to be limited. These minimum distribution requirements may affect a purchaser's ability to use the GRIP or GRIP II rider in connection with certain qualified plans, including IRAs. They also affect the restrictions that may be imposed by the owner on the timing and manner of payment of death benefits to the owner's designated beneficiaries or the period of time over which a designated beneficiary may extend payment of the death benefits under the contract. Failure to comply with minimum distribution requirements applicable to qualified plans will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the qualified plan. In the case of IRAs (other than ROTH IRAs), lifetime distributions of minimum amounts (as specified in the tax law) to the owner must generally commence by April 1 of the calendar year following the calendar year in which the owner attains age 70 -1/2. In the case of certain other qualified plans, such distributions must generally commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires. Distributions made under certain qualified plans, including IRAs, after the owner's death must also comply with the minimum distribution requirements, and different rules governing the timing and the manner of payments apply, depending on whether the designated beneficiary is an individual, and, if so, the owner's spouse, or an individual other than the owner's spouse. If you wish to impose restrictions on the timing and manner of payment of death benefits to your designated beneficiaries or if your beneficiary wishes to extend over a period of time the payment of the death benefits under your contract, please consult a tax advisor.


         There is also a 10% IRS penalty tax on the taxable amount of any distribution from certain qualified contracts (but not Section 457 plans). (The amount of the penalty tax is 25% of the taxable amount of any distribution received from a "SIMPLE retirement account" during the 2-year period beginning on the date the individual first participated in any qualified salary reduction arrangement (as defined in the tax law) maintained by the individual's employer.) There are exceptions to this penalty tax which vary depending on the type of qualified plan. In the case of an "Individual Retirement Annuity" or an "IRA," including a "SIMPLE IRA," exceptions provide that the penalty tax does not apply to a distribution:

         -        received on or after the contract owner reaches age 59-1/2,

         - received on or after the owner's death or because of the owner's disability (as defined in the tax law), or

         - made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the owner or for the joint lives (or joint life expectancies) of the owner and designated beneficiary (as defined in the tax law).

These exceptions, as well as certain others not described herein, generally apply to taxable distributions from other qualified plans (although, in the case of plans qualified under Sections 401 and 403, the exception for substantially equal periodic payments applies only if the owner has separated from service). In addition, the penalty tax does not apply to certain distributions from IRAs taken after December 31, 1997 which are used for qualified first time home purchases or for higher education expenses. Special conditions must be met to qualify for these two exceptions to the penalty tax. If you wish to take a distribution from an IRA for these purposes, you should consult your tax advisor.

         When issued in connection with a qualified plan, a contract will be amended as generally necessary to conform to the requirements of the plan. However, the rights of any person to any benefits under qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. In addition, we will not be bound by terms and conditions of qualified plans to the extent those terms and conditions contradict the contract, unless we consent.

DIRECT ROLLOVERS

         If the contract is used in connection with a retirement plan that is qualified under Sections 401(a), 403(a), or 403(b) of the Code, any "ELIGIBLE ROLLOVER DISTRIBUTION" from the contract will be subject to "direct rollover" and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from such qualified plans, excluding certain amounts such as (i) minimum distributions required under Section 401(a)(9) of the Code, (ii) certain distributions for life, life expectancy, or for 10 years or more which are part of a "series of substantially equal periodic payments," (iii) and hardship withdrawals.

         Under these requirements, Federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the contract, discussed below, the owner cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, the person entitled to the distribution elects to have it directly transferred to certain qualified plans. Prior to receiving an eligible rollover distribution, a notice will be provided explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct rollover.

LOANS

Some qualified contracts have a loan feature.

         A loan privilege is available only to owners of contracts issued in connection with Section 403(b) retirement arrangements that are not subject to Title 1 of ERISA. The requirements and limitations governing the availability of loans, including the maximum amount that a participant may take as a loan, are subject to the rules in the Code, IRS regulations, and Company procedures in effect at the time a loan is made. Because the rules governing loans under section 403(b) contracts are complicated, you should consult your tax advisor before exercising the loan privilege. Failure to meet the requirements for loans may result in adverse income tax consequences to you. The loan agreement you sign will describe the restrictions and limitations applicable to the loan at the time you apply.

         Federal tax law also requires loans to be repaid in a certain manner and over a certain period of time. For example, loans generally are required to be repaid within 5 years (except in cases where the loan was used to acquire the principal residence of the plan participant), with repayments made at least quarterly and in substantially level amortized payments over the term of the loan. Interest will be charged on your loan amount. Failure to make a loan repayment when due will result in adverse income tax consequences to you.

         When you request a loan, we will reduce your investment in the investment accounts and transfer the amount of the loan to the "loan account," a part of our general account. You may designate the investment accounts from which the loan is to be withdrawn. Absent such a designation, the amount of the loan will be withdrawn from the investment accounts in accordance with the rules for making partial withdrawals (see "WITHDRAWALS"). When a loan is repaid, the appropriate amount of the repayment will be transferred from the loan account to the investment accounts. You may designate the investment accounts to which a repayment is to be allocated. Otherwise, the repayment will be allocated in the same manner as your purchase payments are currently being allocated.

         The amount of any unpaid loans will be deducted from the death benefit otherwise payable under the contract. In addition, loans, whether or not repaid, will have a permanent effect on the contract value because the investment results of the investment accounts will apply only to the unborrowed portion of the contract value. The longer a loan is unpaid, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited on amounts held in your loan account while your loan is unpaid, your contract value will not increase as rapidly as it would have if no loan were unpaid. If investment results are below that rate, your contract value will be greater than it would have been had no loan been outstanding.

         See Appendix G for information on Loans applicable to Ven 1 and Ven 3 contracts.

FEDERAL INCOME TAX WITHHOLDING

We may be required to withhold amounts from some distributions for Federal income taxes.

         We will withhold and remit to the U.S. Government a part of the taxable portion of each distribution made under a contract unless the person receiving the distribution notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, we may be required to withhold tax. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, the withholding rate applicable to the taxable portion of non-periodic payments (including withdrawals prior to the maturity date and rollovers from non-Roth IRAs to Roth
IRAs) is 10%. As discussed above, the withholding rate applicable to eligible rollover distributions is 20%.

                                 GENERAL MATTERS

We may advertise our investment performance.

PERFORMANCE DATA

         Each of the sub-accounts may quote total return figures in its advertising and sales materials. PAST PERFORMANCE FIGURES ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE OF ANY SUB-ACCOUNT. The sub-accounts may advertise both "standardized" and "non-standardized" total return figures. Standardized figures will include average annual total return figures for one, five and ten years, or from the inception date of the relevant sub-account of the Variable Account (if that period since inception is shorter than one of those periods). Non-standardized total return figures also may be quoted, including figures that do not assume redemption at the end of the time period. Non-standardized figures may also include total return numbers from the inception date of the portfolio or ten years, whichever period is shorter. Where the period since inception is less than one year, the total return quoted will be the aggregate return for the period.

         Average annual total return is the average annual compounded rate of return that equates a purchase payment to the market value of that purchase payment on the last day of the period for which the return is calculated. The aggregate total return is the percentage change (not annualized) that equates a purchase payment to the market value of such purchase payment on the last day of the period for which the return is calculated. For purposes of the calculations it is assumed that an initial purchase payment of $1,000 is made on the first day of the period for which the return is calculated. For total return figures quoted for periods prior to the commencement of the offering of the contract, standardized performance data will be the historical performance of the Trust or Merrill Variable Funds portfolio from the date the applicable sub-account of the Variable Account first became available for investment under other contracts that we offer, adjusted to reflect current contract charges. In the case of non-standardized performance, performance figures will be the historical performance of the Trust or Merrill Variable Funds portfolio from the inception date of the portfolio (or in the case of the Trust portfolios created in connection with the merger of Manulife Series Fund, Inc. into the Trust, the inception date of the applicable predecessor Manulife Series Fund, Inc. portfolio), adjusted to reflect current contract charges.

ASSET ALLOCATION AND TIMING SERVICES

         We are aware that certain third parties are offering asset allocation and timing services in connection with the contracts. In certain cases we have agreed to honor transfer instructions from such asset allocation and timing services where we have received powers of attorney, in a form acceptable to us, from the contract owners participating in the service. However, the contract is not designed for professional market timing organizations or other entities or persons engaging in programmed, frequent or large exchanges (collectively, "market timers") to speculate on short-term movements in the market since such activity may be disruptive to the Trust or Merrill Variable Funds portfolios and increase their transaction costs. Therefore, in order to prevent excessive use of the exchange privilege, we reserve the right to (a) reject or restrict any specific purchase and exchange requests and (b) impose specific limitations with respect to market timers, including restricting exchanges by market timers to certain variable investment options (transfers by market timers into or out of fixed investment options is not permitted). WE DO NOT ENDORSE, APPROVE OR RECOMMEND SUCH SERVICES IN ANY WAY AND YOU SHOULD BE AWARE THAT FEES PAID FOR SUCH SERVICES ARE SEPARATE AND IN ADDITION TO FEES PAID UNDER THE CONTRACTS.

RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

         Section 830.105 of the Texas Government Code permits participants in the Texas Optional Retirement Program ("ORP") to withdraw their interest in a variable annuity contract issued under the ORP only upon:

         - termination of employment in the Texas public institutions of higher education,

         -        retirement,

         -        death, or

         -        the participant's attainment of age 70-1/2.

Accordingly, before any amounts may be distributed from the contract, proof must be furnished to us that one of these four events has occurred. The foregoing restrictions on withdrawal do not apply in the event a participant in the ORP transfers the contract value to another contract or another qualified custodian during the period of participation in the ORP. Loans are not available under contracts subject to the ORP.

We pay broker-dealers to sell the contracts.

DISTRIBUTION OF CONTRACTS


          Manulife Financial Securities , LLC ("MANULIFE SECURITIES"), a Delaware limited liability company that we control, is the principal underwriter of the contracts. Manulife Securities, located at 73 Tremont Street, Boston, Massachusetts 02108, is a broker-dealer registered under the Securities Exchange Act of 1934 (the "1934 Act") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). Sales of the contracts will be made by registered representatives of broker-dealers authorized by Manulife Securities to sell the contracts. Those registered representatives will also be our licensed insurance agents.


CONTRACT OWNER INQUIRIES

         Your inquiries should be directed to our Annuity Service Office mailing address at P.O. Box 9230, Boston, Massachusetts 02205-9230.

         You will be sent confirmation statements for certain transactions in your account. You should carefully review these statements to verify their accuracy. Any mistakes should immediately be reported to our Annuity Service Office. If you fail to notify our Annuity Service Office of any mistake within 60 days of the mailing of the confirmation statement, you will be deemed to have ratified the transaction.

LEGAL PROCEEDINGS


         There are no legal proceedings to which the Variable Account is a party or to which the assets of the Variable Account are subject. Neither we nor Manulife Securities are involved in any litigation that is of material importance to either, or that relates to the Variable Account.


CANCELLATION OF CONTRACT

         We may, at our option, cancel a contract at the end of any two consecutive contract years in which no purchase payments by or on behalf of you, have been made, if both:

         - the total purchase payments made for the contract, less any withdrawals, are less than $2,000; and

         - the contract value at the end of such two year period is less than $2,000.

         We, as a matter of administrative practice, will attempt to notify you prior to such cancellation in order to allow you to make the necessary purchase payment to keep the contract in force. The cancellation of contract provisions may vary in certain states in order to comply with the requirements of insurance laws and regulations in such states.

VOTING INTEREST

         As stated above under "Merrill Variable Funds", we will vote shares of the Trust portfolios and the Merrill Variable Funds held in the Variable Account at shareholder meetings according to voting instructions received from the persons having the voting interest under the contracts.

         Accumulation Period. During the accumulation period, the contract owner has the voting interest under a contract. The number of votes for each portfolio for which voting instructions may be given is determined by dividing the value of the investment account corresponding to the sub-account in which such portfolio shares are held by the net asset value per share of that portfolio.

         Pay-out Period. During the pay-out period, the annuitant has the voting interest under a contract. The number of votes as to each portfolio for which voting instructions may be given is determined by dividing the reserve for the contract allocated to the sub-account in which such portfolio shares are held by the net asset value per share of that portfolio.

         Generally, the number of votes tends to decrease as annuity payments progress since the amount of reserves attributable to a contract will usually decrease after commencement of annuity payments. We will determine the number of portfolio shares for which voting instructions may be given not more than 90 days prior to the meeting.

REINSURANCE ARRANGEMENTS

         We utilize reinsurance as part of our risk management program. Under any reinsurance agreement, we remain liable for the contractual obligations of the contracts' guaranteed benefits and the reinsurer(s) agree to reimburse us for certain amounts and obligations in connection with the risks covered in the reinsurance agreements. The reinsurer's contractual liability runs solely to us, and no contract owner shall have any right of action against any reinsurer. In evaluating reinsurers, we consider the financial and claims paying ability ratings of the reinsurer. Our philosophy is to minimize incidental credit risk. We do so by engaging in secure types of reinsurance transactions with high quality reinsurers and diversifying reinsurance counterparties to limit concentrations. Some of the benefits that are currently reinsured include guaranteed death benefits, fixed account guarantees, and GRIP II.

                                   APPENDIX A
                                  SPECIAL TERMS

        The following terms as used in this Prospectus have the indicated meanings:

        ACCUMULATION PERIOD - The period between the issue date of the contract and the maturity date of the contract. During this period, purchase payments are typically made to the contract by the owner.

        ACCUMULATION UNIT - A unit of measure that is used to calculate the value of the variable portion of the contract before the maturity date.

        ANNUITANT - Any natural person or persons to whom annuity payments are made and whose life is used to determine the duration of annuity payments involving life contingencies. If the contract owner names more than one person as an "annuitant," the second person named shall be referred to as "co-annuitant." The "annuitant" and "co-annuitant" will be referred to collectively as "annuitant." The "annuitant" is as designated on the contract or certificate specification page, unless changed.

        ANNUITY OPTION - The method selected by the contract owner (or as specified in the contract if no selection is made) for annuity payments made by the Company.


        ANNUITY SERVICE OFFICE - The mailing address of the service office is P.O. Box 9230, Boston Massachusetts 02205-9230.


        ANNUITY UNIT - A unit of measure that is used after the maturity date to calculate variable annuity payments.

        BENEFICIARY - The person, persons or entity entitled to the death benefit under the contract upon the death of a contract owner or, in certain circumstances, an annuitant. The beneficiary is as specified in the contract or certificate specifications page, unless changed. If there is a surviving contract owner, that person will be deemed the beneficiary.

        CERTIFICATE - The document issued to each owner which summarizes the rights and benefits of the owner under the contract.

        CONTINGENT BENEFICIARY - The person, persons or entity to become the beneficiary if the beneficiary is not alive. The contingent beneficiary is as specified in the application, unless changed.

        CONTRACT DATE - In the case of an individual annuity contract, the date of issue of the contract. In the case of a group annuity contract, the effective date of participation under the group annuity contract as designated in the certificate specifications page.

        CONTRACT VALUE - The total of the investment account values and, if applicable, any amount in the loan account attributable to the contract.

        CONTRACT YEAR - The period of twelve consecutive months beginning on the contract date or any anniversary thereof.

        DEBT - Any amounts in the loan account attributable to the contract plus any accrued loan interest. The loan provision is applicable to certain qualified contracts only.

        DUE PROOF OF DEATH - Due Proof of Death is required upon the death of the contract owner or annuitant, as applicable. One of the following must be received at the Annuity Service Office within one year of the date of death:

        (a)     A certified copy of a death certificate;

        (b) A certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

        (c)     Any other proof satisfactory to us.

Death benefits will be paid within 7 days of receipt of due proof of death and all required claim forms at the Company's Annuity Service Office.

        FIXED ANNUITY - An annuity option with payments which are predetermined and guaranteed as to to dollar amount.

        GENERAL ACCOUNT - All the assets of the Company other than assets in separate accounts.

        GROUP HOLDER - In the case of a group annuity contract, the person, persons or entity to whom the contract is issued.

        INVESTMENT ACCOUNT - An account established by the Company which represents a contract owners interest in an investment option prior to the maturity date.

        INVESTMENT ACCOUNT VALUE - The value of the contract owner's investment in an investment account.

        INVESTMENT OPTIONS - The investment choices available to contract owners.

        LOAN ACCOUNT - The portion of the general account that is used for collateral when a loan is taken.

        MARKET VALUE CHARGE - A charge that may be assessed if amounts are withdrawn or transferred from the three, five or seven year investment options prior to the end of the interest rate guarantee period.

        MATURITY DATE - The date on which annuity benefits commence. The maturity date is the date specified on the contract or certificate specifications page and generally the first day of the month following the later of the annuitants 85th birthday or the tenth contract anniversary, unless changed. See Appendix F for information on the Maturity Date for Ven 7 and Ven 8 contracts and Appendix G for information on the Maturity Date for Ven 3 and Ven 1 contracts.

        NET PURCHASE PAYMENT - The purchase payment less the amount of premium tax.

        NON-QUALIFIED CERTIFICATES - Certificates issued under non-qualified Contracts.

        NON-QUALIFIED CONTRACTS - Contracts which are not issued under qualified plans.


        OWNER OR CONTRACT OWNER - In the case of an individual contract, the person, persons (co-owner) or entity entitled to all of the ownership rights under the contract. In the case of a group annuity contract, the person, persons or entity named in a certificate and entitled to all of the ownership rights under the contract not expressly reserved to the group holder. The owner has the legal right to make all changes in contractual designations where specifically permitted by the contract. The owner is a specified in the contract or certificate specifications page, unless changed.


        PAY-OUT PERIOD - Is the time period during which annuity benefit payments are made to the annuitant.


        PORTFOLIO - A separate investment portfolio of the Trust or the Merrill Variable Funds, mutual funds in which the Variable Account invests, or of any successor mutual funds.


        PURCHASE PAYMENT - An amount paid by a contract owner to the Company as consideration for the benefits provided by the contract.

        QUALIFIED CERTIFICATES - Certificates issued under qualified contracts.

        QUALIFIED CONTRACTS - Contracts issued under qualified plans.

        QUALIFIED PLANS - Retirement plans which receive favorable tax treatment under Section 401, 403, 408, 408A or 457 or the Internal Revenue Code of 1986, as amended.

        SEPARATE ACCOUNT - A segregated account of the Company that is not commingled with the Company's general assets and obligations.

        SUB-ACCOUNT(S) - One or more of the sub-accounts of the Variable Account. Each sub-account is invested in shares of a different portfolio.

        VALUATION DATE - Any date on which the New York Stock Exchange is open for business and the net asset value of a portfolio is determined.

        VALUATION PERIOD - Any period from one Valuation Date to the next measured from the time on each such date that the net asset value of each portfolio is determined.

        VARIABLE ACCOUNT - The Variable Account is another name for a Separate Account of the Company.


        VARIABLE ANNUITY - An annuity option with payments which: (1) are not predetermined or guaranteed as to dollar amount, and (2) vary in relation to the investment experience of one or more specified sub-accounts.

                                   APPENDIX B

TABLE OF ACCUMULATION UNIT VALUES FOR CONTRACTS DESCRIBED IN THIS PROSPECTUS(A)


                                    UNIT VALUE           UNIT VALUE      INDIVIDUAL CONTRACT      GROUP CONTRACT
                                        AT                   AT           NUMBER OF UNITS         NUMBER OF UNITS
          SUB-ACCOUNT            START OF YEAR(B)        END OF YEAR      AT END OF YEAR          AT END OF YEAR

Internet Technologies
2000                                   $12.500000           $6.965644       3,234,811.559           927,230.013

Pacific Rim Emerging Markets
1997                                   $12.500000           $8.180904         461,452.138            74,344.781
1998                                     8.180904            7.695249         755,538.125           157,041.182
1999                                     7.695249           12.359297       2,290,228.806           516,973.155
2000                                    12.359297            9.217819       2,892,192.113           820,517.740

Science & Technology
1997                                   $12.500000          $13.647195       1,643,020.899           385,384.991
1998                                    13.647195           14.381705       1,766,701.306           733,336.652
1999                                    14.381705           37.943261       9,827,872.523         2,787,082.717
2000                                    37.943261           24.672266      17,119,020.025         5,059,157.985

International Small Cap
1996                                   $12.500000          $13.493094       2,508,877.311           265,493.981
1997                                    13.493094           13.410016       3,471,789.485           411,567.524
1998                                    13.410016           14.792077       3,364,323.347           445,595.774
1999                                    14.792077           26.974754       3,104,142.787           590,286.471
2000                                    26.974754           18.844170       5,149,651.558         1,474,422.677

Aggressive Growth
1997                                   $12.500000          $12.327066       1,855,271.120           347,682.217
1998                                    12.327066           12.680777       2,204,988.070           413,146.923
1999                                    12.680777           16.628126       3,175,556.947           642,031.433
2000                                    16.628126           16.889157       8,177,870.000         2,244,523.082

Emerging Small Company
1997                                   $12.500000          $14.574077       1,261,104.634           211,397.254
1998                                    14.574077           14.381705       1,766,701.306           346,289.470
1999                                    14.381705           24.610648       2,282,640.849           391,924.052
2000                                    24.610648           23.225958       4,608,080.350         1,043,497.023

Small Company Blend
1999                                   $12.500000          $15.922213       1,081,325.431           236,863.814
2000                                    15.922213           12.601917       2,836,884.268           628,802.445

Dynamic Growth
2000                                    $12.50000            7.906976       5,956,797.687         1,657,596.869

Mid Cap Stock
1999                                   $12.500000          $12.483520         937,955.877           199,187.406
2000                                    12.483520           11.821790       2,579,153.363           651,655.490

All Cap Growth
1996                                   $12.500000          $13.215952       4,970,485.965           684,451.580
1997                                    13.215952           15.020670       7,199,403.308         1,150,785.107
1998                                    15.020670           19.002856       8,705,899.524         1,409,072.931
1999                                    19.002856           27.113084       9,777,264.740         1,841,074.862
2000                                    27.113084           23.852189      13,839,814.240         3,132,168.082

                                    UNIT VALUE           UNIT VALUE      INDIVIDUAL CONTRACT      GROUP CONTRACT
                                        AT                   AT           NUMBER OF UNITS         NUMBER OF UNITS
          SUB-ACCOUNT            START OF YEAR(B)        END OF YEAR      AT END OF YEAR          AT END OF YEAR

Overseas
1995                                   $10.000000          $10.554228       2,338,302.067           403,796.120
1996                                    10.554228           11.718276       6,224,551.234           783,705.750
1997                                    11.718276           11.545714       7,490,974.192         1,064,531.666
1998                                    11.545714           12.290162       7,846,958.079         1,111,741.652
1999                                    12.290162           17.044524       9,341,522.459         1,269,249.155
2000                                    17.044524           13.661286      12,145,634.807         2,294,377.881

International Stock
1997                                   $12.500000          $12.652231       1,311,720.798           204,655.753
1998                                    12.652231           14.337171       1,682,421.588           309,081.617
1999                                    14.337171           18.338932       2,281,283.494           439,631.206
2000                                    18.338932           15.087850       4,094,849.630           791,271.697

International Value
1999                                   $12.500000          $12.860110         962,070.937           179,717.654
2000                                    12.860110           11.862293       1,978,900.887           413,665.696

Capital Appreciation
2000                                   $12.500000          $10.945558          49,271.031            10,669.967

Strategic Opportunities
1994                                   $14.381312          $14.786831         891,587.416           156,302.930
1995                                    14.786831           20.821819       5,881,806.714           761,321.040
1996                                    20.821819           24.664354      12,141,813.159         1,637,731.552
1997                                    24.664354           29.002593      13,343,419.201         1,935,946.769
1998                                    29.002593           31.289551      13,823,427.732         2,089,408.090
1999                                    31.289551           39.416089      12,680,796.239         2,169,912.103
2000                                    39.416089           36.392717      12,769,346.770         2,265,149.511

Global Equity
1994                                   $16.715126          $15.500933         951,915.210           171,668.821
1995                                    15.500933           16.459655       3,472,776.106           583,284.547
1996                                    16.459655           18.276450       6,625,243.867           923,612.249
1997                                    18.276450           21.770913       8,196,104.137         1,299,904.123
1998                                    21.770913           24.098970       9,225,007.542         1,410,900.881
1999                                    24.098970           24.633827       8,734,027.228         1,417,111.243
2000                                    24.633827           27.253960       7,334,729.958         1,226,583.586

Growth
1996                                   $12.500000          $13.727312       1,629,270.725           252,538.943
1997                                    13.727312           16.968111       3,610,591.057           639,712.776
1998                                    16.968111           20.739989       4,904,765.089         1,046,714.538
1999                                    20.739989           28.060585       7,961,636.213         1,786,314.584
2000                                    28.060585           20.120816      11,328,720.554         3,553,112.240

Large Cap Growth
1994                                   $12.538660          $12.381395         202,014.859            41,051.814
1995                                    12.381395           14.990551         963,754.656           102,929.895
1996                                    14.990551           16.701647       1,725,531.634           162,245.394
1997                                    16.701647           19.614359       1,842,826.443           188,134.226
1998                                    19.614359           23.040505       2,032,060.452           207,714.978
1999                                    23.040505           28.465074       3,457,002.544           540,918.056
2000                                    28.465074           24.071737       6,823,202.960         1,377,109.580

                                    UNIT VALUE           UNIT VALUE      INDIVIDUAL CONTRACT      GROUP CONTRACT
                                        AT                   AT           NUMBER OF UNITS         NUMBER OF UNITS
          SUB-ACCOUNT            START OF YEAR(B)        END OF YEAR      AT END OF YEAR          AT END OF YEAR

Quantitative Equity
1997                                   $12.500000          $16.107191         634,340.601           215,077.482
1998                                    16.107191           20.068624       1,177,427.311           600,960.185
1999                                    20.068624           24.202942       2,895,069.542         1,393,991.081
2000                                    24.202942           25.371611       5,346,355.935         1,870,637.264

Blue Chip Growth
1994                                    $8.699511           $8.837480         427,027.154            67,651.751
1995                                     8.837480           11.026969       3,534,123.332           532,417.987
1996                                    11.026969           13.688523       7,508,607.872         1,036,815.886
1997                                    13.688523           17.134232      11,974,571.122         2,075,335.712
1998                                    17.134232           21.710674      15,628,004.547         3,273,092.167
1999                                    21.710674           25.568866      21,222,107.562         5,266,110.754
2000                                    25.568866           24.518135      25,150,405.898         6,096,357.679

Real Estate Securities
1997                                   $12.500000          $14.949140         961,596.983           145,941.281
1998                                    14.949140           12.317190       1,341,124.477           239,992.320
1999                                    12.317190           11.174188       1,134,441.161           266,405.169
2000                                    11.174188           13.852028       1,575,491.729           342,541.668

Small Company Value
1997                                   $12.500000          $11.898363         620,681.436            59,637.804
1998                                    11.898363           11.178700       2,716,433.485           363,594.336
1999                                    11.178700           11.904646       2,227,809.455           447,851.113
2000                                    11.904646           12.436171       2,071,217.115           514,059.982

Value
1997                                   $12.500000          $15.057118       2,974,221.078           477,917.950
1998                                    15.057118           14.591878       4,657,068.062           850,683.716
1999                                    14.591878           13.987433       4,097,746.800           820,885.210
2000                                    13.987433           17.182340       4,242,769.128           784,549.927

Tactical Allocation
2000                                   $12.500000          $11.989936       1.026,364.942         1,054,169.472

Growth & Income
1994                                   $13.239339          $13.076664         675,761.489           147,028.139
1995                                    13.076664           16.660889       4,936,977.686           916,107.230
1996                                    16.660889           20.178770      11,948,147.164         2,035,385.742
1997                                    20.178770           26.431239      17,029,624.733         3,295,978.088
1998                                    26.431239           32.976967      21,547,089.791         4,330,884.038
1999                                    32.976967           38.655938      27,232,378.764         5,915,996.753
2000                                    38.655938           35.404552      28,377,482.593         6,173,294.478

U.S. Large Cap Value
1999                                   $12.500000          $12.721279       3,353,379.148         1,016,576.242
2000                                    12.721279           12.894130       7,307,408.178         1,677,592.320

Equity-Income
1994                                   $11.375744          $11.107620         747,374.695           147,434.130
1995                                    11.107620           13.548849       4,453,647.654           816,934.091
1996                                    13.548849           16.011513      12,141,813.159         1,486,734.204
1997                                    16.011513           20.479412      13,420,571.870         2,237,941.970
1998                                    20.479412           22.054902      15,001,075.906         2,680,312.794
1999                                    22.054902           22.487758      13,946,555.915         2,908,844.039
2000                                    22.487758           25.057453      12,316,383.810         2,417,412.520

                                    UNIT VALUE           UNIT VALUE      INDIVIDUAL CONTRACT      GROUP CONTRACT
                                        AT                   AT           NUMBER OF UNITS         NUMBER OF UNITS
          SUB-ACCOUNT            START OF YEAR(B)        END OF YEAR      AT END OF YEAR          AT END OF YEAR

Income & Value
1994                                   $12.522239          $12.396295         462,460.272            98,925.767
1995                                    12.396295           14.752561       2,139,216.556           312,206.344
1996                                    14.752561           15.995076       3,599,312.544           518,913.471
1997                                    15.995076           18.276161       3,631,403.547           675,599.424
1998                                    18.276161           20.742457       3,813,045.822           696,068.359
1999                                    20.742457           22.230152       5,286,263.515         1,002,438.443
2000                                    22.230152           23.004542       4,653,154.211           877,512.726

Balanced
1997                                   $12.500000          $14.609853         761,001.508           102,157.738
1998                                    14.609853           16.459454       2,088,848.755           363,163.201
1999                                    16.459454           15.962370       2,427,979.502           569,650.577
2000                                    15.962370           14.272291      13,839,814.240           536,020.969

High Yield
1997                                   $12.500000          $13.890491       1,854,776.096           338,419.694
1998                                    13.890491           14.078376       3,005,790.085         1,031,379.259
1999                                    14.078376           14.993652       3,643,194.244           890,597.699
2000                                    14.993652           13.459828       3,525,467.471           764,785.063

Strategic Bond
1994                                   $10.192707           $9.965972         191,924.981            17,448.655
1995                                     9.965972           11.716972       1,392,653.448           276,219.578
1996                                    11.716972           13.250563       4,418,383.860           696,578.665
1997                                    13.250563           14.500997       6,763,049.841         1,080,748.752
1998                                    14.500997           14.486687       7,710,787.567         1,416,430.202
1999                                    14.486687           14.602672       6,553,164.268         1,339,642.588
2000                                    14.602672           15.463354       5,906,149.224         1,065,466.346

Global Bond
1994                                   $14.734788          $14.630721         194,131.021            46,005.023
1995                                    14.630721           17.772344         952,156.169           117,694.301
1996                                    17.772344           19.803954       1,613,888.548           194,577.024
1997                                    19.803954           20.104158       1,767,579.789           242,752.181
1998                                    20.104158           21.333144       1,753,775.159           224,934.824
1999                                    21.333144           19.632749       1,681,756.979           220,123.815
2000                                    19.632749           19.685989       1,630,740.681           265,332.370

Total Return
1999                                   $12.500000          $12.255674       1,966,111.227           532,638.870
2000                                    12.255674           13.404017       3,943,095.669           999,575.413

Investment Quality Bond
1994                                   $14.307698          $14.216516         128,932.292            15,254.616
1995                                    14.216516           16.751499         889,906.187           118,436.044
1996                                    16.751499           16.943257       1,828,328.994           276,418.440
1997                                    16.943257           18.336912       2,353,565.854           407,957.213
1998                                    18.336912           19.660365       3,418,019.452           713,485.329
1999                                    19.660365           19.039807       4,121,780.333           945,643.907
2000                                    19.039807           20.541376       4,009,310.771           936,972.711

                                    UNIT VALUE           UNIT VALUE      INDIVIDUAL CONTRACT      GROUP CONTRACT
                                        AT                   AT           NUMBER OF UNITS         NUMBER OF UNITS
          SUB-ACCOUNT            START OF YEAR(B)        END OF YEAR      AT END OF YEAR          AT END OF YEAR

Diversified Bond
1994                                   $12.478545          $12.298940         128,525.165            33,929.162
1995                                    12.298940           14.320582         716,489.411           127,957.567
1996                                    14.320582           15.113142       1,281,095.343           174,512.432
1997                                    15.113142           16.607511       1,606,748.573           214,321.762
1998                                    16.607511           18.125951       1,593,867.820           287,507.011
1999                                    18.125951           18.002047       1,672,203.394           337,466.500
2000                                    18.002047           19.585192       1,982,995.137           392,584.373

U.S. Government Securities
1994                                   $14.188969          $14.111357         231,053.897            14,981.455
1995                                    14.111357           16.083213       1,744,509.872           136,450.591
1996                                    16.083213           16.393307       2,512,596.677           299,784.238
1997                                    16.393307           17.535478       2,636,669.504           377,170.452
1998                                    17.535478           18.587049       3,474,578.886           595,649.153
1999                                    18.587049           18.286918       3,976,168.438           778,189.875
2000                                    18.286918           19.993612       3,554,505.660           677,169.337

Money Market
1994                                   $13.453100          $13.623292         870,982.381            57,620.649
1995                                    13.623292           14.190910       3,204,791.061           218,876.370
1996                                    14.190910           14.699636       5,629,209.351           436,831.126
1997                                    14.699636           15.241915       8,474,412.668           751,417.909
1998                                    15.241915           15.794513      10,765,582.009         1,464,550.126
1999                                    15.794513           16.291417      19,654,749.306         3,445,219.284
2000                                    16.291417           17.010114      12,153,435.959         2,683,095.911

Small Cap Index
2000                                   $12.500000          $11.596178         236,153.400            38,343.410

International Index
2000                                   $12.500000          $11.167069         367,848.601            74,627.131

Mid Cap Index
2000                                   $12.500000          $13.271787         326,853.494           134,161.478

Total Stock Market Index
2000                                   $12.500000          $11.142088         336,500.723            54,741.046

500 Index
2000                                   $12.500000          $11.200577       2,727,194.419           645,209.559

Lifestyle Aggressive 1000
1997                                   $12.500000          $13.669625       1,463,426.964           621,262.575
1998                                    13.669625           14.134419       2,230,662.753           506,567.762
1999                                    14.134419           15.974195       1,662,582.560           442,019.643
2000                                    15.974195           14.948006       2,444,308.316           699,561.704

Lifestyle Growth 820
1997                                   $12.500000          $14.033299       6,430,704.073         1,246,305.915
1998                                    14.033299           14.696667      10,008,771.513         2,128,963.458
1999                                    14.696667           16.893101       8,132,071.983         1,819,617.211
2000                                    16.893101           16.162371      10,056,735.354         2,400,299.791

                                    UNIT VALUE           UNIT VALUE      INDIVIDUAL CONTRACT      GROUP CONTRACT
                                        AT                   AT           NUMBER OF UNITS         NUMBER OF UNITS
          SUB-ACCOUNT            START OF YEAR(B)        END OF YEAR      AT END OF YEAR          AT END OF YEAR

Lifestyle Balanced 640
1997                                   $12.500000          $14.066417       5,943,640.615           964,581.576
1998                                    14.066417           14.664362      10,319,807.162         2,042,016.557
1999                                    14.664362           16.257312       7,959,999.081         1,803,079.849
2000                                    16.257312           16.437657       9,024,056.273         1,980,976.226

Lifestyle Moderate 460
1997                                   $12.500000          $14.016704       1,534,133.462           245,410.540
1998                                    14.016704           15.171965       3,266,162.755           715,352.758
1999                                    15.171965           16.142259       3,282,727.901           785,340.030
2000                                    16.142259           16.596254       3,231,718.386           728,708.767

Lifestyle Conservative 280
1997                                   $12.500000          $13.825120         600,120.072           129,160.895
1998                                    13.825120           15.025549       1,754,059.436           450,163.851
1999                                    15.025549           15.439823       2,079,082.620           508,054.883
2000                                    15.439823           16.397834       1,725,445.183           417,593.233

Merrill Lynch
Small Cap Value Focus
1997                                   $12.500000          $27.655848           3,107.949             5,349.303
1998                                    27.655848           25.494200          23,981.023            14,178.088
1999                                    25.494200           33.685273          50,401.853            31,472.859
2000                                    33.685273           38.059573         100,085.575           514,059.982

Merrill Lynch
Basic Value Focus
1997                                   $12.500000          $15.792005          14,893.523             6,541.426
1998                                    15.792005           17.018200          92,740.889            74,371.966
1999                                    17.018200           20.300779         309,413.366           329,427.661
2000                                    20.300779           22.514992         495,014.959           453,363.765

Merrill Lynch
Developing Capital Markets Focus
1997                                   $12.500000           $9.191866           2,694.632               763.637
1998                                     9.191866            6.389100          29,568.171             4,390.133
1999                                     6.389100           10.419795               0.000                 0.000
2000                                    10.419795            7.313442         123,219.621            80,182.164


(A) For the TABLE OF ACCUMULATION UNIT VALUES for Ven 7 and Ven 8 contracts see Appendix F and for Ven 3 and Ven 1 contracts see Appendix G.

(B) Units under these series of contracts were first credited under the sub-accounts on August 9, 1994, except in the case of the:

        - Overseas Trust where units were first credited on January 9, 1995,

        - Mid Cap Growth and International Small Company Trusts where units were first credited on March 4, 1996,

        -       Growth Trust where units were first credited on July 15, 1996,

        - Pacific Rim Emerging Markets, Science and Technology, Emerging Small Company, Aggressive Growth, International Stock, Quantitative Equity, Real Estate Securities, Value, Balanced and High Yield Trusts where units were first credited on January 1, 1997,

        - Lifestyle Aggressive 1000, Lifestyle Growth 820, Lifestyle Balanced 640, Lifestyle Moderate 460 and Lifestyle Conservative 280 Trusts where units were first credited on January 7, 1997,

        - Small Company Value Trust where units were first credited on October 1, 1997,

        - Merrill Lynch Special Value Focus Fund, Merrill Lynch Basic Value Focus Fund, Merrill Lynch Developing Capital Markets Focus Fund where units were first credited on October 13, 1997,

        - Small Company Blend, Mid Cap Stock, International Value, U.S. Large Cap Value and Total Return Trusts where units were first credited on May 1, 1999,

        - Internet Technologies, Dynamic Growth, Tactical Allocation, Small Cap Index, International Index, Mid Cap Index, Total Stock Market Index and 500 Index where units were first credited on May 1, 2000,

        - Capital Appreciation Trust where units were first credited on November 1, 2000.

                                   APPENDIX C

                  EXAMPLES OF CALCULATION OF WITHDRAWAL CHARGE*

EXAMPLE 1 - Assume a single payment of $50,000 is made into the contract, no transfers are made, no additional payments are made and there are no partial withdrawals. The table below illustrates four examples of the withdrawal charges that would be imposed if the contract is completely withdrawn, based on hypothetical contract values.

     CONTRACT        HYPOTHETICAL      FREE WITHDRAWAL        PAYMENTS       WITHDRAWAL CHARGE
       YEAR         CONTRACT VALUE         AMOUNT            LIQUIDATED     PERCENT      AMOUNT

         2              55,000                5,000(a)           50,000         6%         3,000
         4              50,500                5,000(b)           45,500         5%         2,275
         6              60,000               10,000(c)           50,000         3%         1,500
         8              70,000               20,000(d)           50,000         0%           0

        (a) During any contract year the free withdrawal amount is the greater of accumulated earnings, or 10% of the total payments made under the contract less any prior partial withdrawals in that contract year. In the second contract year the earnings under the contract and 105 of payments both equal $5,000. Consequently, on total withdrawal $5,000 is withdrawn free of the withdrawal charge, the entire $50,000 payment is liquidated and the withdrawal charge is assessed against such liquidated payment (contract value less free withdrawal amount).

        (b) In the example for the fourth contract year, the accumulated earnings of $500 is less than 10% of payments, therefore the free withdrawal amount is equal to 10% of payments (50,000 X 10% = $5,000) and the withdrawal charge is only applied to payments liquidated (contract value less free withdrawal amount).

        (c) In the example for the sixth contract year, the accumulated earnings of $10,000 is greater than 10% of payments ($5,000), therefore the free withdrawal amount is equal to the accumulated earnings of $10,000 and the withdrawal charge is applied to the payments liquidated (contract value less free withdrawal amount).

        (d) There is no withdrawal charge on any payments liquidated that have been in the contract for at least 7 years.

EXAMPLE 2 - Assume a single payment of $50,000 is made into the contract, no transfers are made, no additional payments are made and there are a series of four partial withdrawals made during the third contract year of $2,000, $5,000, $7,000 and $8,000.

   HYPOTHETICAL     PARTIAL WITHDRAWAL    FREE WITHDRAWAL       PAYMENTS         WITHDRAWAL CHARGE
  CONTRACT VALUE         REQUESTED            AMOUNT           LIQUIDATED       PERCENT      AMOUNT
      65,000               2,000               15,000(a)                0          5%             0
      49,000               5,000                3,000(b)            2,000          5%           100
      52,000               7,000                4,000(c)            3,000          5%           150
      44,000               8,000                    0(d)            8,000          5%           400

        (a) The free withdrawal amount during any contract year is the greater of the contract value less the unliquidated payments (accumulated earnings), or 10% of payments less 100%of all prior withdrawals in that contract year. For the first example, accumulated earnings of $15,000 is the free withdrawal amount since it is greater than 10% of payments less prior withdrawals ($5,000-0). The amount requested (2,000) is less than the free withdrawal amount so no payments are liquidated and no withdrawal charge applies.

        (b) The contract has negative accumulate earnings ($49,000 - $50,000), so the free withdrawal amount is limited to 10% of payments less all prior withdrawals. Since 2,000 has already been withdrawn in the current contract year, the remaining free withdrawal amount during the third contract year is 43,000. The $5,000 partial withdrawal will consist of $3,000 free of withdrawal charge, and the remaining $2,000 will be subject to a withdrawal charge and result in payments being liquidated. The remaining unliquidated payments are $48,000.

        (c) The contract has increased in value to 52,000. The unliquidated payments are 48,000 so the accumulated earnings are $4,000, which is greater than 10% of payments less prior withdrawals ($5,000 - $2,000 - $5,000 <0). Hence the free withdrawal amount is $4,000. Therefore, $3,000 of the $7,000 partial withdrawal will be subject to a withdrawal charge and result in payments being liquidated. The remaining unliquidated payments are $45,000.

        (d) The free withdrawal amount is zero since the contract has negative accumulated earnings ($44,000 - $45,000) and the full 10% of payments ($5,000) has already been withdrawn. The full amount of $8,000 will result in payments being liquidated subject to a withdrawal charge. At the beginning of the next contract year the full 10% of payments would be available again for withdrawal requests during that year.

*Examples do not illustrate withdrawal charges applicable to Ven 7, Ven 8, Ven 3 or Ven 1 contracts.

                                   APPENDIX D

                               STATE PREMIUM TAXES

Premium taxes vary according to the state and are subject to change. In many jurisdictions there is no tax at all. For current information, a tax advisor should be consulted.

                                             TAX RATE
                          -----------------------------------------------------
   STATE                  QUALIFIED CONTRACTS           NON-QUALIFIED CONTRACTS
   California             0.50%                         2.35%
   Maine                  0.00%                         2.00%
   Nevada                 0.00%                         3.50%
   Puerto Rico            1.00%                         1.00%
   South Dakota*          0.00%                         1.25%
   West Virginia          1.00%                         1.00%
   Wyoming                0.00%                         1.00%

*Premium tax paid upon receipt of premium (no tax at annuitization if tax paid on premium at issue).

                                   APPENDIX E

                        PENNSYLVANIA MAXIMUM MATURITY AGE

For all certificates issued in Pennsylvania on or after August 9, 1994, the maximum maturity age, based upon the issue age of the annuitant, is as follows:

      ISSUE AGE                 MAXIMUM MATURITY AGE
      70 or less                         85
        71-75                            86
        76-80                            88
        81-85                            90
        86-90                            93
        91-93                            96
        94-95                            98
        96-97                            99
        98-99                           101
       100-101                          102
         102                            103
         103                            104
         104                            105
         105                            106

It is required that the annuitant exercise a settlement annuity option no later than the maximum maturity age stated above. For example, an annuitant age 60 at issue must exercise a settlement option prior to the attainment of age 86. The Company will use the issue age of the youngest named annuitant in the determination of the required settlement option date.

If certificates are issued with annuitants over the age of 84, a withdrawal charge could be imposed if they terminate the certificate rather than elect a settlement option upon attainment of the maximum maturity age. This is a result of the restrictions by Pennsylvania in combination with the 7-year withdrawal charge schedule of the certificate.

                                   APPENDIX F

                   PRIOR CONTRACTS - VEN 7 AND VEN 8 CONTRACTS


        We have has a class of variable annuity contract which is no longer being issued but under which purchase payments may continue to be made ("Ven 7" contracts), which were sold during the period from August, 1989 until April 1999. We also have a class of variable annuity contracts which is no longer being issued but under which purchase payments may continue to be made ("Ven 8" contracts) which were sold during the period from September, 1992 until February 1995. Ven 7 and Ven 8 contracts are collectively referred to as "prior contracts."



        The principal differences between the contract offered by this Prospectus and the prior contracts relate to the investment options available under the contracts, a minimum interest rate to be credited for any guarantee period under the fixed portion of the contract, the charges made by us and the death benefit provisions.


INVESTMENT OPTIONS


        The investment options under the prior contracts differ as follows from the investment options described in this Prospectus. The prior contracts do not allow for investments in the five and seven year fixed account investment options. The prior contracts allow investments in a six year fixed account investment option not available under the contract offered by this Prospectus. The prior contracts do not provide us the authority to offer additional fixed account investment options for any yearly period from two to ten years. The portfolios of Merrill Variable Funds are not available for investment for Ven 8 contract owners.


FIXED ACCOUNT MINIMUM INTEREST GUARANTEE

        The minimum interest rate to be credited for any guarantee period under the fixed portion of the prior contracts is 4%. If a withdrawal is deferred for more than 30 days, we will pay interest on the amount deferred at a rate not less than 4% per year (or a higher rate if required by applicable law).

MARKET VALUE CHARGE

        For purposes of calculating the market value adjustment factor (see "FIXED ACCOUNT INVESTMENT OPTIONS - Market Value Charge") the maximum difference between "B" and "A" will be 3% under the prior contracts. The adjustment factor will never be greater than 2x(A-4%) and never less than zero. ("A" is the guaranteed interest rate on the investment account. "B" is the guaranteed interest rate available, on the date the request is processed, for amounts allocated to a new investment account with the same length of guarantee period as the investment account from which the amounts are being withdrawn.)

        There will be no market value charge on withdrawals from the fixed account investment options in the following situations: (a) death of the annuitant; (b) amounts withdrawn to pay fees or charges; (c) amounts applied at the maturity date to purchase an annuity as provided in the contract; (d) amounts withdrawn from three and six year investment accounts within one month prior to the end of the guarantee period; and (e) amounts withdrawn in any year that do not exceed 10% of total purchase payments less any prior partial withdrawals in that contract year.

        Notwithstanding application of the market value adjustment factor formula, in no event will the market value charge (i) exceed the earnings attributable to the amount withdrawn from an investment account; (ii) together with any withdrawal charges for an investment account, be greater than 10% of the amount transferred or withdrawn; or (iii) reduce the amount payable on withdrawal or transfer below the amount required under the non-forfeiture laws of the state with jurisdiction over the contract. The cumulative effect of the market value and withdrawal charges (or the effect of the withdrawal charge itself) could, however, result in an owner receiving total withdrawal proceeds of less than the owner's purchase payments.

WITHDRAWAL CHARGES

        The withdrawal charges under the prior contracts differ from the withdrawal charges described in this Prospectus.

Prior Contracts Withdrawal Charge

        The withdrawal charge assessed under the prior contracts is as follows:

        If a withdrawal is made from the contract by an owner before the maturity date, a withdrawal charge (contingent deferred sales charge) may be assessed against amounts withdrawn attributable to purchase payments that have been in the contract for the owner less than six complete contract years. There is never a withdrawal charge with respect to earnings accumulated in the contract, certain other free withdrawal amounts described below or purchase payments that have been in the contract more than six complete contract years. In no event may the total withdrawal charges exceed 6% of the total purchase payments. The amount of the withdrawal charge and when it is assessed is discussed below:

        1. Each withdrawal is allocated first to the "free withdrawal amount" and second to "unliquidated purchase payments." In any contract year, the free withdrawal amount for that year is the greater of (1) the excess of the contract value on the date of withdrawal over the unliquidated purchase payments (the accumulated earnings on the contract) or (2) 10% of total purchase payments less any prior partial withdrawals in that contract year. Withdrawals allocated to the free withdrawal amount may be withdrawn without the imposition of a withdrawal charge.

        2. If an owner makes a withdrawal for an amount in excess of the free withdrawal amount, the excess will be allocated to purchase payments which will be liquidated on a first-in first-out basis. On any withdrawal request, the Company will liquidate purchase payments equal to the amount of the withdrawal request which exceeds the free withdrawal amount in the order such purchase payments were made: the oldest unliquidated purchase payment first, the next purchase payment second, etc. until all purchase payments have been liquidated.

        3. Each purchase payment or portion thereof liquidated in connection with a withdrawal request is subject to a withdrawal charge based on the length of time the purchase payment has been in the contract. The amount of the withdrawal charge is calculated by multiplying the amount of the purchase payment being liquidated by the applicable withdrawal charge percentage obtained from the table below.

        NUMBER OF COMPLETE YEARS     WITHDRAWAL CHARGE PERCENTAGE
      PURCHASE PAYMENT IN CONTRACT
                   0                              6%
                   1                              6%
                   2                              5%
                   3                              4%
                   4                              3%
                   5                              2%
                   6+                             0%

        The total withdrawal charge will be the sum of the withdrawal charges for the purchase payments being liquidated.

        4. The withdrawal charge is deducted from the contract value remaining after the owner is paid the amount requested, except in the case of a complete withdrawal when it is deducted from the amount otherwise payable. In the case of a partial withdrawal, the amount requested from an investment account may not exceed the value of that investment account less any applicable withdrawal charge and market value charge.

        5 There is generally no withdrawal charge on distributions made as a result of the death of the annuitant or owner and no withdrawal charges are imposed on the maturity date if the owner annuitizes as provided in the contract.

ADMINISTRATION FEES

        The prior contracts make no provision for the waiver of the $30 annual administration fee when prior to the maturity date the contract value equals or exceeds $100,000 at the time of the fee's assessment.

DEATH BENEFIT PROVISIONS

Prior Contracts Death Benefit Provisions

        The provisions governing the death benefit prior to the maturity date under the prior contracts are as follows:


        Death of Annuitant who is not the Owner. We will pay the minimum death benefit, less any debt, to the beneficiary if the owner is not the annuitant and the annuitant dies before the owner and before the maturity date. If there is more than one such annuitant, the minimum death benefit will be paid on the death of the last surviving co-annuitant. The minimum death benefit will be paid either as a lump sum or in accordance with any of the annuity options available under the contract. An election to receive the death benefit under an annuity option must be made within 60 days after the date on which the death benefit first becomes payable. Rather than receiving the minimum death benefit, the beneficiary may elect to continue the contract as the new owner. (In general, a beneficiary who makes such an election will nonetheless be treated for Federal income tax purposes as if he or she had received the minimum death benefit.)



        Death of Annuitant who is the Owner. We will pay the minimum death benefit, less any debt, to the beneficiary if the owner is the annuitant, dies before the maturity date and is not survived by a co-annuitant. If the contract is a non-qualified contract, the owner is the annuitant and the owner dies before the maturity date survived by a co-annuitant, instead of paying the minimum death benefit to the beneficiary, we will pay to the successor owner (the person, persons or entity to become the owner if the owner dies prior to the maturity date) an amount equal to the amount payable on total withdrawal without reduction for any withdrawal charge. If the contract is a non-qualified contract, distribution of the minimum death benefit to the beneficiary (or of the amount payable to the successor owner) must be made within five years after the owner's death. If the beneficiary or successor owner, as appropriate, is an individual, in lieu of distribution within five years of the owner's death, distribution may be made as an annuity which begins within one year of the owner's death and is payable over the life of the beneficiary (or the successor owner, as appropriate) or over a period not in excess of the life expectancy of the beneficiary (or the successor owner, as appropriate). If the owner's spouse is the beneficiary (or the successor owner, as appropriate) that spouse may elect to continue the contract as the new owner in lieu of receiving the distribution. In such a case, the distribution rules applicable when an owner dies generally will apply when that spouse, as the owner, dies.


        Death of Owner who is not the Annuitant. If the owner is not the annuitant and dies before the maturity date and before the annuitant, the successor owner will become the owner of the contract. If the contract is a non-qualified contract, an amount equal to the amount payable on total withdrawal, without reduction for any withdrawal charge, will be paid to the successor owner. Distribution of the amount to the successor owner must be made within five years of the owner's death. If the successor owner is an individual, in lieu of distribution within five years of the owner's death, distribution may be made as an annuity which begins within one year of the owner's death and is payable over the life of the successor owner (or over a period not greater than the successor owner's life expectancy). If the owner's spouse is the successor owner, that spouse may elect to continue the contract as the new owner in lieu of receiving the distribution. In such a case, the distribution rules applicable when an owner dies generally will apply when that spouse, as the owner, dies.

        For purposes of these death benefit provisions applicable on an owner's death (whether or not such owner is an annuitant), if a non-qualified contract has more than one individual owner, death benefits must be paid as provided in the prior contract upon the death of any such owner. If both owners are individuals, the distributions will be made to the remaining owner rather than to the successor owner.

        Entity as Owner. In the case of a non-qualified contract where the owner is not an individual (for example, the owner is a corporation or a trust), the special rules stated in this paragraph apply. For purposes of distributions of death benefits before the maturity date, any annuitant will be treated as the owner, and a change in the annuitant or any co-annuitant shall be treated as the death of the owner. In the case of distributions which result from a change in an annuitant when the annuitant does not actually die, the amount distributed will be reduced by charges which would otherwise apply upon withdrawal.

        If a non-qualified contract has both an individual and a non-individual owner, death benefits must be paid as provided in the prior contract upon the death of any annuitant, a change in any annuitant, or the death of any individual owner, whichever occurs earlier.


        The minimum death benefit during the first six contract years will be equal to the greater of: (a) the contract value on the date due proof of death and all required claim forms are received at our Annuity Service Office, or (b) the sum of all purchase payments made, less any amount deducted in connection with partial withdrawals. During any subsequent six contract year period, the minimum death benefit will be the greater of (a) the contract value on the date due proof of death and all required claim forms are received at our Annuity Service Office, or (b) the minimum death benefit on the last day of the previous six contract year period plus any purchase payments made and less any amount deducted in connection with partial withdrawals since then. If the annuitant dies after the first of the month following his or her 85th birthday, the minimum death benefit will be the contract value on the date due proof of death and all required claim forms are received at our Annuity Service Office.


        An Enhanced Death Benefit became available in Florida, Maryland and Washington to contracts issued August 15, 1994 or later, in Idaho, New Jersey and Oregon to contracts issued October 3, 1994 or later and in California to contracts issued January 3, 1995 or later.

        This Enhanced Death Benefit provides for a minimum death benefit as described above, except that the death benefit is "stepped up" each contract year instead of the six contract year period. In addition, if the annuitant dies after the first of the month following his or her 85th birthday, the minimum death benefit is the greater of the contract value or the excess of the sum of all purchase payments less the sum of any amounts deducted in connection with partial withdrawals.

        Contracts with a contract date prior to the date the Enhanced Death Benefit first became available in that state may also be exchanged for a new contract which provides for an alternative enhanced death benefit. See Appendix H.


        Death benefits will be paid within seven days of receipt of due proof of death and all required claim forms at our Annuity Service Office, subject to postponement under the same circumstances that payment of withdrawals may be postponed.

OTHER CONTRACT PROVISIONS

Contract Maturity Date

        Under the prior contracts, the maturity date is the later of the first day of the month following the 85th birthday of the annuitant or the sixth contract anniversary. The prior contracts allow the owner to specify a different maturity date at any time by written request at least one month before both the previously specified and the new maturity date. The new maturity date must be the first day of a month no later than the first day of the month following the 85th birthday of the annuitant.

Annuity Tables Assumed Interest Rate

        A 4% assumed interest rate is built into the annuity tables in the prior contracts used to determine the first variable annuity payment to be made under that contract.

Beneficiary

        Under the prior contracts certain provisions relating to beneficiary are as follows:


        The beneficiary is the person, persons or entity designated in the application or as subsequently named. The beneficiary may be changed during the lifetime of the annuitant subject to the rights of any irrevocable beneficiary. Any change must be made in writing, approved by us and if approved, will be effective as of the date on which written. We assume no liability for any payments made or actions taken before the change is approved. Prior to the maturity date, if no beneficiary survives the annuitant, the contract owner or the contract owner's estate will be the beneficiary. The interest of any beneficiary is subject to that of any assignee. In the case of certain qualified contracts, regulations promulgated by the Treasury Department prescribe certain limitations on the designation of a beneficiary.


Ownership

        Under the Ven 8 contracts, certain provisions relating to ownership are as follows:

        The contract is owned by the group holder. However, all contract rights and privileges not expressly reserved to the group holder may be exercised by each owner as to his or her interests as specified in his or her certificate. Prior to the maturity date, an owner is the person designated in an application or as subsequently named. On and after a certificate's maturity date, the annuitant is the owner and after the death of the annuitant, the beneficiary is the owner.


        In the case of non-qualified contracts, ownership of the contract may be changed at any time. In the case of non-qualified certificates, an owner may assign his or her interest in the contract during the lifetime of the annuitant prior to the maturity date, subject to the rights of any irrevocable beneficiary. Assigning a contract or interest therein, or changing the ownership of a contract or certificate, may be treated as a distribution of all or a portion of the contract value for Federal tax purposes. Any change of ownership or assignment must be made in writing. Any change must be approved by us. Any assignment and any change, if approved, will be effective as of the date on which written. We assume no liability for any payments made or actions taken before a change is approved or assignment is accepted or responsibility for the validity or sufficiency of any assignment.


Modification


        The Ven 8 contract does not include "free withdrawal percentage" among contract terms we are authorized to change on 60 days notice to the group holder.



GUARANTEED RETIREMENT INCOME PROGRAM AND GUARANTEED EARNINGS MULTIPLIER



        The Guaranteed Retirement Income Program (GRIP and GRIP II) and the Guaranteed Earnings Multiplier is not available for Ven 7 and Ven 8 contracts.

                        TABLE OF ACCUMULATION UNIT VALUES
                        VEN 7 CONTRACT AND VEN 8 CONTRACT

                                    UNIT VALUE             UNIT VALUE     NUMBER OF UNITS       NUMBER OF UNITS
                                        AT                     AT          AT END OF YEAR        AT END OF YEAR
          SUB-ACCOUNT             START OF YEAR(A)        END OF YEAR           VEN 7                 VEN 8
Internet Technologies
2000                                   $12.500000           $6.965644         227,723.170            44,090.550

Pacific Rim Emerging Markets
1997                                   $12.500000           $8.180904         202,690.129            18,049.496
1998                                     8.180904            7.695249         257,642.215            33,443.232
1999                                     7.695249           12.359297         793,161.545            43,912.790
2000                                    12.359297            9.217819         456,066.758            44,371.969

Science & Technology
1997                                   $12.500000          $13.647195       1,305,934.962            68,696.549
1998                                    13.647195           14.381705       1,617,336.664            51,857.405
1999                                    14.381705           37.943261       3,979,041.339           221,600.907
2000                                    37.943261           24.672266       3,942,418.717           345,243.703

International Small Cap
1996                                   $12.500000          $13.493094          3,114,351.           265,493.981
1997                                    13.493094           13.410016       2,651,586.537           148,139.543
1998                                    13.410016           14.792077       2,163,174.786           129,455.789
1999                                    14.792077           26.974754       1,542,194.298           104,735.511
2000                                    26.974754           18.844170       1,616,738.373            82,756.973

Aggressive Growth
1997                                   $12.500000          $12.327066       1,038,009.080            33,654.601
1998                                    12.327066           12.680777       1,062,500.981            26,911.837
1999                                    12.680777           16.628126         771,427.677            16,508.243
2000                                    16.628126           16.889157       1,408,684.911            97,704.640

Emerging Small Company
1997                                   $12.500000          $14.574077         901,316.946            29,183.460
1998                                    14.574077           14.381705         790,646.519            37,409.681
1999                                    14.381705           24.610648         656,180.906            32,066.485
2000                                    24.610648           23.225958         983,472.566            44,012.836

Small Company Blend
1999                                   $12.500000          $15.922213         188,821.129             9,393.635
2000                                    15.922213           12.601917         359,611.082            17,371.536

Dynamic Growth
2000                                    $12.50000            7.906976         589,295.600            78,490.450

Mid Cap Stock
1999                                   $12.500000          $12.483520         144,800.795             3,955.925
2000                                    12.483520           11.821790         254,882.810            32,374.735

All Cap Growth
1996                                   $12.500000          $13.215952           5,250,942           293,815.378
1997                                    13.215952           15.020670       5,346,448.712           362,356.638
1998                                    15.020670           19.002856       5,016,440.634           295,990.876
1999                                    19.002856           27.113084       4,463,362.220           300,812.535
2000                                    27.113084           23.852189       3,983,296.615           290,970.199

                                    UNIT VALUE             UNIT VALUE     NUMBER OF UNITS       NUMBER OF UNITS
                                        AT                     AT          AT END OF YEAR        AT END OF YEAR
          SUB-ACCOUNT             START OF YEAR(A)        END OF YEAR           VEN 7                 VEN 8
Overseas
1995                                   $10.000000          $10.554228           4,340,859           100,475.374
1996                                    10.554228           11.718276           6,310,744           223,718.019
1997                                    11.718276           11.545714       5,349,536.965           216,124.371
1998                                    11.545714           12.290162       4,432,702.921           171,735.816
1999                                    12.290162           17.044524       4,475,257.272           187,758.568
2000                                    17.044524           13.661286       3,935,754.188           205,740.856

International Stock
1997                                   $12.500000          $12.652231         767,902.981            18,313.864
1998                                    12.652231           14.337171         872,309.188            32,399.767
1999                                    14.337171           18.338932         856,082.103            37,959.368
2000                                    18.338932           15.087850         895,654.403            38,458.262

International Value
1999                                   $12.500000          $12.860110         247,737.092             6,511.057
2000                                    12.860110           11.862293         298,530.745            15,046.687

Capital Appreciation
2000                                   $12.500000          $10.945558           2,054.978                 0.000

Strategic Opportunities
1989                                   $ 9.695125          $12.208846           1,443,222                   N/A
1990                                    12.208846           10.618693           1,044,365                   N/A
1991                                    10.618693           12.349952           3,238,479                   N/A
1992                                    12.349952           13.143309          10,082,924           122,807.657
1993                                    13.143309           15.075040          18,691,511         1,315,253.114
1994                                    15.075040           14.786831          27,046,973         1,958,082.571
1995                                    14.786831           20.821819          31,264,936         2,278,573.962
1996                                    20.821819           24.664354          30,156,559         2,007,082.996
1997                                    24.664354           29.002593      25,510,715.815         1,794,644.944
1998                                    29.002593           31.289551      21,305,320.808         1,510,219.114
1999                                    31.289551           39.416089      15,439,016.167         1,082,398.774
2000                                    39.416089           36.392717      10,791,744.046           757,195.934

Global Equity
1989                                   $10.038462          $12.259530           1,599,855                   N/A
1990                                    12.259530           10.827724           3,216,667                   N/A
1991                                    10.827724           12.044260           4,968,734                   N/A
1992                                    12.044260           11.790318           7,560,807                   N/A
1993                                    11.790318           15.450341          18,493,192            28,203.763
1994                                    15.450341           15.500933          28,273,754           985,277.929
1995                                    15.500933           16.459655          25,947,632         2,268,423.350
1996                                    16.459655           18.276450          23,363,742         2,132,127.330
1997                                    18.276450           21.770913      21,385,412.929         1,785,966.081
1998                                    21.770913           24.098970      18,732,868.459         1,662,176.913
1999                                    24.098970           24.633827      13,761,625.657           880,498.618
2000                                    24.633827           27.253960       8,951,725.075           524,033.635

Growth
1996                                   $12.500000          $13.727312           1,704,337            98,424.809
1997                                    13.727312           16.968111       2,322,586.639           276,494.410
1998                                    16.968111           20.739989       2,680,920.564           312,422.972
1999                                    20.739989           28.060585       3,381,916.343           359,200.422
2000                                    28.060585           20.120816       3,106,341.803           252,435.214

                                    UNIT VALUE             UNIT VALUE     NUMBER OF UNITS       NUMBER OF UNITS
                                        AT                     AT          AT END OF YEAR        AT END OF YEAR
          SUB-ACCOUNT             START OF YEAR(A)        END OF YEAR           VEN 7                 VEN 8
Large Cap Growth
1989                                   $10.000000          $ 9.824046           7,476,667                   N/A
1990                                     9.824046            8.982210           3,434,253                   N/A
1991                                     8.982210           10.891189           5,038,265                   N/A
1992                                    10.891189           11.623893           6,990,120            21,660.089
1993                                    11.623893           12.642493           8,147,578           244,300.482
1994                                    12.642493           12.381395           9,915,078           395,864.362
1995                                    12.381395           14.990551           9,004,834           422,911.593
1996                                    14.990551           16.701647           7,824,895           365,478.331
1997                                    16.701647           19.614359       6,709,014.040           297,611.885
1998                                    19.614359           23.040505       5,731,041.572           263,252.867
1999                                    23.040505           28.465074       4,877,735.748           193,065.415
2000                                    28.465074           24.071737       3,997,249.036           210,350.560

Quantitative Equity
1997                                   $12.500000          $16.107191         445,182.268            32,343.397
1998                                    16.107191           20.068624         665,281.935           118,250.658
1999                                    20.068624           24.202942       1,173,701.112           247,925.487
2000                                    24.202942           25.371611       1,325,734.114           239,420.771

Blue Chip Growth
1992                                   $10.000000          $ 9.923524           2,614,367            58,049.495
1993                                     9.923524            9.413546           8,733,734           707,931.534
1994                                     9.413546          $ 8.837480          12,682,151         1,001,113.147
1995                                     8.837480           11.026969          16,013,892         1,257,014.677
1996                                    11.026969           13.688523          16,253,601         1,223,305.806
1997                                    13.688523           17.134232      17,295,177.170         1,282,330.299
1998                                    17.134232           21.710674      17,573,508.266         1,215,750.879
1999                                    21.710674           25.568866      14,769,723.596         1,009,027.626
2000                                    25.568866           24.518135      10,735,771.757           732,465.366

Real Estate Securities
1997                                   $12.500000          $14.949140         686,708.699            46,874.008
1998                                    14.949140           12.317190         754,054.780            34,312.778
1999                                    12.317190           11.174188         478,025.852            21,897.237
2000                                    11.174188           13.852028         417,910.434            19,847.881

Small Company Value
1997                                   $12.500000          $11.898363         476,303.358            21,030.641
1998                                    11.898363           11.178700       1,076,348.860            78,803.707
1999                                    11.178700           11.904646         628,841.839            32,204.568
2000                                    11.904646           12.436171         430,119.359            21,309.236

Value
1997                                   $12.500000          $15.057118       1,318,055.200            41,009.600
1998                                    15.057118           14.591878       1,527,294.910            63,015.329
1999                                    14.591878           13.987433       1,016,190.620            33,131.860
2000                                    13.987433           17.182340         734,166.045            19,790.108

Tactical Allocation
2000                                   $12.500000          $11.989936          51,457.070             4,493.671

                                    UNIT VALUE             UNIT VALUE     NUMBER OF UNITS       NUMBER OF UNITS
                                        AT                     AT          AT END OF YEAR        AT END OF YEAR
          SUB-ACCOUNT             START OF YEAR(A)        END OF YEAR           VEN 7                 VEN 8
Growth & Income
1991                                   $10.874875          $10.973500           3,689,377                   N/A
1992                                    10.973500           11.927411           8,573,365           149,476.889
1993                                    11.927411           12.893007          16,816,664         1,610,454.400
1994                                    12.893007           13.076664          22,827,949         2,142,828.604
1995                                    13.076664           16.660889          25,312,482         2,230,320.953
1996                                    16.660889           20.178770          26,519,026         2,214,190.721
1997                                    20.178770           26.431239      26,673,244.207         2,165,598.782
1998                                    26.431239           32.976967      25,345,937.545         2,080,116.646
1999                                    32.976967           38.655938      21,724,906.926         1,658,402.984
2000                                    38.655938           35.404552      15,559,751.756         1,140,979.657

U.S. Large Cap Value
1999                                   $12.500000          $12.721279         700,912.203           112,084.809
2000                                    12.721279           12.894130         848,574.054            59,617.040

Equity-Income
1993                                   $10.000000          $11.175534           5,061,871           715,700.792
1994                                    11.175534          $11.107620          13,006,071         1,432,473.155
1995                                    11.107620           13.548849          16,254,844         1,741,975.072
1996                                    13.548849           16.011513          17,199,292         1,661,006.752
1997                                    16.011513           20.479412      17,462,811.390         1,587,287.165
1998                                    20.479412           22.054902      15,497,119.733         1,285,717.071
1999                                    22.054902           22.487758      11,326,571.148           943,535.476
2000                                    22.487758           25.057453       6,947,775.575           562,347.651

Income & Value
1989                                   $10.000000          $ 9.973206           2,137,590                   N/A
1990                                     9.973206            9.221559          11,521,935                   N/A
1991                                     9.221559           11.023964          15,739,307                   N/A
1992                                    11.023964           11.772128          21,949,044           120,020.418
1993                                    11.772128           12.775798          30,338,231         1,245,900.794
1994                                    12.775798          $12.396295          31,579,176         1,690,801.919
1995                                    12.396295           14.752561          28,508,685         1,435,414.191
1996                                    14.752561           15.995076          23,443,602         1,266,755.972
1997                                    15.995076           18.276161      19,090,743.242         1,089,331.565
1998                                    18.276161           20.742457      16,167,380.942           942,806.968
1999                                    20.742457           22.230152      13,121,257.531           700,774.704
2000                                    22.230152           23.004542       9,237,528.575           467,200.882

Balanced
1997                                   $12.500000          $14.609853         277,653.746             3,333.690
1998                                    14.609853           16.459454         628,355.898            28,116.364
1999                                    16.459454           15.962370         619,318.604            28,876.823
2000                                    15.962370           14.272291         374,927.051            14,549.598

High Yield
1997                                   $12.500000          $13.890491         948,500.843            59,072.119
1998                                    13.890491           14.078376       1,368,850.143           276,718.210
1999                                    14.078376           14.993652       1,225,725.480           170,914.927
2000                                    14.993652           13.459828         723,983.437            79,936.066

                                    UNIT VALUE             UNIT VALUE     NUMBER OF UNITS       NUMBER OF UNITS
                                        AT                     AT          AT END OF YEAR        AT END OF YEAR
          SUB-ACCOUNT             START OF YEAR(A)        END OF YEAR           VEN 7                 VEN 8
Strategic Bond
1993                                   $10.000000          $10.750617           3,628,986           381,406.287
1994                                    10.750617            9.965972           6,059,065           564,406.390
1995                                     9.965972           11.716972           6,153,987           682,547.892
1996                                    11.716972           13.250563           7,575,451           797,845.050
1997                                    13.250563           14.500997       8,237,089.984           763,855.628
1998                                    14.500997           14.486687       7,209,536.107           636,763.947
1999                                    14.486687           14.602672       4,921,990.805           371,500.948
2000                                    14.602672           15.463354       2,880,476.081           267,828.397

Global Bond
1989                                   $10.097842          $10.404562             300,163                   N/A
1990                                    10.404562           11.642912             503,123                   N/A
1991                                    11.642912           13.302966           1,406,253                   N/A
1992                                    13.302966           13.415849           3,990,936            56,786.509
1993                                    13.415849           15.741586           9,235,552           745,370.831
1994                                    15.741586           14.630721          10,820,359           694,644.982
1995                                    14.630721           17.772344           9,377,776           586,608.921
1996                                    17.772344           19.803954           8,200,560           494,576.435
1997                                    19.803954           20.104158       6,513,293.863           436,440.899
1998                                    20.104158           21.333144       5,273,156.315           332,252.339
1999                                    21.333144           19.632749       3,733,654.686           197,083.582
2000                                    19.632749           19.685989       2,226,969.646           140,698.930

Total Return
1999                                   $12.500000          $12.255674         954,263.320            11,408.603
2000                                    12.255674           13.404017       1,092,511.089            17,169.731

Investment Quality Bond
1989                                   $10.937890          $12.008936           1,924,256                   N/A
1990                                    12.008936           11.517610             226,591                   N/A
1991                                    11.517610           13.183268           1,133,721                   N/A
1992                                    13.183268           13.936240           2,633,165            59,746.432
1993                                    13.936240           15.118716           4,666,274           319,417.770
1994                                    15.118716           14.216516           5,662,391           384,804.353
1995                                    14.216516           16.751499           5,445,294           371,328.627
1996                                    16.751499           16.943257           4,762,551           361,839.590
1997                                    16.943257           18.336912       4,300,212.219           291,735.510
1998                                    18.336912           19.660365       4,399,381.497           275,771.075
1999                                    19.660365           19.039807       3,220,243.949           172,770.532
2000                                    19.039807           20.541376       2,029,063.235           122,481.510

                                    UNIT VALUE             UNIT VALUE     NUMBER OF UNITS       NUMBER OF UNITS
                                        AT                     AT          AT END OF YEAR        AT END OF YEAR
          SUB-ACCOUNT             START OF YEAR(A)        END OF YEAR           VEN 7                 VEN 8
Diversified Bond
1989                                   $10.000000          $10.052759          11,861,277                   N/A
1990                                    10.052759            9.531831           5,005,473                   N/A
1991                                     9.531831           11.166459           6,075,773                   N/A
1992                                    11.166459           11.821212           9,218,954           415,991.541
1993                                    11.821212           12.705196          12,271,114            56,414.765
1994                                    12.705196           12.298940          11,519,563           330,900.271
1995                                    12.298940           14.320582          10,207,673           478,239.388
1996                                    14.320582           15.113142           8,273,488           325,608.369
1997                                    15.113142           16.607511       6,909,670.281           340,682.860
1998                                    16.607511           18.125951       5,645,171.500           328,807.796
1999                                    18.125951           18.002047       4,133,997.111           189,308.060
2000                                    18.002047           19.585192       2,748,883.779            99,411.650

U.S. Government Securities
1990                                   $10.826483          $11.596537             515,572                   N/A
1991                                    11.596537           13.037076           1,496,429                   N/A
1992                                    13.037076           13.651495           7,034,773           212,815.440
1993                                    13.651495           14.490734          11,566,348           783,550.472
1994                                    14.490734           14.111357           9,903,906           585,709.535
1995                                    14.111357           16.083213           8,402,470           494,142.862
1996                                    16.083213           16.393307           6,673,517           390,696.559
1997                                    16.393307           17.535478       5,731,746.842           345,437.781
1998                                    17.535478           18.587049       6,037,662.192           511,322.750
1999                                    18.587049           18.286918       4,840,847.723           244,511.446
2000                                    18.286918           19.993612       3,062,490.204           167,206.397

Money Market
1989                                   $10.865066          $11.634481           1,480,696                   N/A
1990                                    11.634481           12.364687           2,465,280                   N/A
1991                                    12.364687           12.890414           3,340,971                   N/A
1992                                    12.890414           13.137257           4,636,753            28,928.622
1993                                    13.137257           13.303085           7,413,316           331,225.229
1994                                    13.303085           13.623292          12,741,277         1,079,557.666
1995                                    13.623292           14.190910           9,721,732           530,610.979
1996                                    14.190910           14.699636          10,149,260           846,105.590
1997                                    14.699636           15.241915       8,439,006.345           454,080.933
1998                                    15.241915           15.794513      10,066,886.519           620,206.714
1999                                    15.794513           16.291417      13,503,057.087           727,778.444
2000                                    16.291417           17.010114       6,372,937.297           313,431.842

Small Cap Index
2000                                   $12.500000          $11.596178          19,219.690             1,107.869

International Index
2000                                   $12.500000          $11.167069           7,858.989             3,162.333

Mid Cap Index
2000                                   $12.500000          $13.271787          40,370.373            13,293.666

Total Stock Market Index
2000                                   $12.500000          $11.142088          39,975.972               628.042

500 Index
2000                                   $12.500000          $11.200577         421,674.670            15,073.687

                                    UNIT VALUE             UNIT VALUE     NUMBER OF UNITS       NUMBER OF UNITS
                                        AT                     AT          AT END OF YEAR        AT END OF YEAR
          SUB-ACCOUNT             START OF YEAR(A)        END OF YEAR           VEN 7                 VEN 8
Lifestyle Aggressive 1000
1997                                   $12.500000          $13.669625         718,339.885            19,900.057
1998                                    13.669625           14.134419         735,429.380               530.690
1999                                    14.134419           15.974195         379,259.077                 0.009
2000                                    15.974195           14.948006         277,955.089                 0.009

Lifestyle Growth 820
1997                                   $12.500000          $14.033299       2,724,148.772            60,974.946
1998                                    14.033299           14.696667       2,662,118.220            51,939.327
1999                                    14.696667           16.893101       1,512,075.657            46,181.518
2000                                    16.893101           16.162371         762,799.843            36,806.143

Lifestyle Balanced 640
1997                                   $12.500000          $14.066417       1,897,381.650            59,780.667
1998                                    14.066417           14.664362       2,114,618.283            27,550.486
1999                                    14.664362           16.257312       1,238,095.287            21,405.783
2000                                    16.257312           16.437657         830,783.104            13,635.466

Lifestyle Moderate 460
1997                                   $12.500000          $14.016704         679,087.722                 0.000
1998                                    14.016704           15.171965         951,771.442                 0.000
1999                                    15.171965           16.142259         783,511.305                 0.000
2000                                    16.142259           16.596254         422,592.486               812.246

Lifestyle Conservative 280
1997                                   $12.500000          $13.825120         162,279.781            88,291.620
1998                                    13.825120           15.025549         508,786.268            60,866.728
1999                                    15.025549           15.439823         438,604.104            57,572.279
2000                                    15.439823           16.397834         235,629.707            53,750.012

Merrill Lynch
Small Cap Value Focus
1997                                   $12.500000          $27.655848             506.421                   N/A
1998                                    27.655848           25.494200             111.241                   N/A
1999                                    25.494200           33.685273             110.706                   N/A
2000                                    33.685273           38.059573             110.025                   N/A

Merrill Lynch
Basic Value Focus
1997                                   $12.500000          $15.792005             596.419                   N/A
1998                                    15.792005           17.018200          10,623.274                   N/A
1999                                    17.018200           20.300779          11,769.295                   N/A
2000                                    20.300779           22.514992           8,431.017                   N/A

Merrill Lynch
Developing Capital Markets Focus
1997                                   $12.500000           $9.191866               0.002                   N/A
1998                                     9.191866            6.389100               0.000                   N/A
1999                                     6.389100           10.419795               0.000                   N/A
2000                                    10.419795            7.313442               0.000                   N/A


(A) Units under this series of contracts were first credited under the sub-accounts on August 7, 1989, except in the case of:

        -       Growth & Income Trust where units were first credited on April
                23, 1991,

        - Blue Chip Growth Trust where units were first credited on December 11, 1992,

        - Equity-Income and Strategic Bond Trusts where units were first credited on February 19, 1993,

        - Overseas Trust where units were first credited on January 9, 1995,

        - Mid Cap Growth and International Small Cap Trusts where units were first credited on March 4, 1996,

        -       Growth Trust where units were first credited on July 15, 1996,

        - Pacific Rim Emerging Markets, Science & Technology, Emerging Small Company, Aggressive Growth, International Stock, Quantitative Equity, Real Estate Securities, Value, Balanced and High Yield Trusts where units were first credited on January 1, 1997;

        - Lifestyle Aggressive 1000, Lifestyle Growth 820, Lifestyle Balanced 640, Lifestyle Moderate 460, Lifestyle Conservative 280 Trusts where units were first credited on January 7, 1997,

        - Small Company Value Trust where units were first credited on October 1, 1997;

        - Merrill Lynch Special Value Focus Fund, Merrill Lynch Basic Value Focus Fund and Merrill Lynch Developing Capital Markets Focus Fund; and

        - Small Company Blend, Mid Cap Stock, International Value, U.S. Large Cap Value and Total Return Trusts where units were first credited on May 1, 1999. Internet Technologies, Dynamic Growth, Tactical Allocation, Small Cap Index, International Index, Mid Cap Index, Total Stock Market Index and 500 Index where units were first credited on May 1, 2000.

        - Capital Appreciation Trust where units were first credited on November 1, 2000

                                   APPENDIX G

                    PRIOR CONTRACTS-VEN 1 AND VEN 3 CONTRACTS

         Prior to October, 1993, we issued two classes of variable annuity contracts which are no longer being issued but under which purchase payments may continue to be made: "VEN 3" contracts, which were sold during the period from November, 1986 until October, 1993 and "VEN 1" contracts, which were sold during the period from June, 1985 until June, 1987.



         The principal differences between the contract offered by this Prospectus and the Ven 1 and Ven 3 contracts relate to the investment options available under the contracts, charges made and death benefit provisions.


EXPENSE SUMMARY

         The following table and Example are designed to assist contract owners in understanding the various costs and expenses that contract owners bear directly and indirectly. The table reflects expenses of the separate account and the underlying portfolio company. In addition to the items listed in the following table, premium taxes may be applicable to certain contracts. The items listed under "Contract Owner Transaction Expenses" and "Separate Account Annual Expenses" are more completely described in this Appendix (see "Other Contract Charges") and in the Prospectus (see "CHARGES AND DEDUCTIONS"). The items listed under "Trust Annual Expenses" are described in detail in the accompanying Trust prospectus to which reference should be made.

CONTRACT OWNERS TRANSACTION EXPENSES

                            Ven 1 and Ven 3 Contracts

            Deferred sales load (as percentage of purchase payments)

           NUMBER OF COMPLETE YEARS                  WITHDRAWAL CHARGE
              PURCHASE PAYMENT IN                       PERCENTAGE
                   CONTRACT
                      0                                     5%
                      1                                     5%
                      2                                     5%
                      3                                     5%
                      4                                     5%
                      5+                                    0%

                            Ven 1 and Ven 3 Contracts

ANNUAL CONTRACT FEE......................................................   $30

                                 Ven 1 Contracts

SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of average account value)

Mortality and expense risk fees..........................................  1.30%

Total Separate Account Annual Expenses...................................  1.30%

                                 Ven 3 Contracts

SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of average account value)

Mortality and expense risk fees..........................................  1.25%
Administration fee - asset based.........................................  0.15%

Total Separate Account Annual Expenses...................................  1.40%

                            Ven 1 and Ven 3 Contracts

TRUST ANNUAL EXPENSES
(as a percentage of Trust average net assets)

See "SUMMARY - TRUST ANNUAL EXPENSES" in the Prospectus.

                                 Ven 1 Contracts

EXAMPLE

         A contract owner would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets, if the contract owner surrendered the contract at the end of the applicable time period


        TRUST PORTFOLIO                                      1 YEAR          3 YEAR          5 YEAR         10 YEAR
        ---------------                                      ------          ------          ------         -------
        Strategic Opportunities                                70             121             172             262
        Investment Quality Bond                                68             116             164             245
        Money Market                                           66             110             154             225





         A contract owner would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets, if the contract owner annuitized as provided in the contract or did not surrender the contract at the end of the applicable time period:


         TRUST PORTFOLIO                                      1 YEAR          3 YEAR          5 YEAR          10 YEAR
         ---------------                                      ------          ------          ------          -------
         Strategic Opportunities                                23              71              122             262
         Investment Quality Bond                                21              66              114             245
         Money Market                                           20              60              104             225




                                 Ven 3 Contracts

EXAMPLE

         A contract owner would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets, if the contract owner surrendered the contract at the end of the applicable time period:


        TRUST PORTFOLIO                                      1 YEAR          3 YEAR          5 YEAR         10 YEAR
        ---------------                                      ------          ------          ------         -------
        Internet Technologies                                  74             134             196             310
        Pacific Rim Emerging Markets                           72             127             184             285
        Telecommunications                                     74             133             194             305
        Science & Technologies                                 73             130             189             296
        International Small Cap                                77             142             209             334
        Health Sciences                                        74             133             194             305
        Aggressive Growth                                      72             128             186             289
        Emerging Small Company                                 72             129             187             292
        Small Company Blend                                    73             132             192             301
        Dynamic Growth                                         72             128             186             289
        Mid Cap Growth                                         74             134             196             310
        Mid Cap Opportunities                                  74             133             194             305
        Mid Cap Stock                                          71             126             182             282
        All Cap Growth                                         71             126             182             282
        Financial Services                                     72             127             184             286
        Overseas                                               73             131             190             297
        International Stock                                    74             133             194             305
        International Value                                    73             131             191             300
        All Cap Value                                          72             129             187             291
        Capital Appreciation                                   75             138             202             321
        Strategic Opportunities                                70             123             177             272
        Quantitative Mid Cap                                   70             123             176             269
        Global Equity                                          72             127             183             284
        Strategic Growth                                       72             127             183             284
        Growth                                                 70             123             177             272
        Large Cap Growth                                       71             125             179             276

        TRUST PORTFOLIO                                      1 YEAR          3 YEAR          5 YEAR         10 YEAR
        ---------------                                      ------          ------          ------         -------
        Capital Opportunities                                  72             128             185             288
        Quantitative Equity                                    69             119             170             257
        Blue Chip Growth                                       71             124             178             273
        Utilities                                              73             131             191             299
        Real Estate Securities                                 70             122             175             268
        Small Company Value                                    74             133             194             306
        Mid Cap Value                                          72             129             188             293
        Value                                                  70             122             175             268
        Tactical Allocation                                    75             136             199             314
        Fundamental Value                                      72             129             186             290
        Growth & Income                                        69             120             172             261
        U.S. Large Cap Value                                   71             124             179             275
        Equity-Income                                          71             124             178             273
        Income & Value                                         70             122             175             268
        Balanced                                               69             120             170             258
        High Yield                                             70             122             174             266
        Strategic Bond                                         70             123             176             269
        Global Bond                                            71             126             182             282
        Total Return                                           70             122             174             266
        Investment Quality Bond                                69             119             169             255
        Diversified Bond                                       70             121             173             263
        U.S. Government Securities                             69             118             168             254
        Money Market                                           67             113             159             235
        Small Cap Index                                        68             115             162             242
        International Index                                    68             115             162             242
        Mid Cap Index                                          68             115             162             242
        Total Stock Market Index                               68             115             162             242
        500 Index                                              67             113             160             236
        Lifestyle Aggressive 1000                              73             130             188             294
        Lifestyle Growth 820                                   72             127             184             286
        Lifestyle Balanced 640                                 71             125             180             277
        Lifestyle Moderate 460                                 70             123             177             271
        Lifestyle Conservative 280                             70             122             175             268




         A contract owner would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets, if the contract owner annuitized as provided in the contract or did not surrender the contract at the end of the applicable time period:

        TRUST PORTFOLIO                                      1 YEAR          3 YEAR          5 YEAR         10 YEAR
        ---------------                                      ------          ------          ------         -------
        Internet Technologies                                  28              86             146             310
        Pacific Rim Emerging Markets                           25              78             134             285
        Telecommunications                                     27              84             144             305
        Science & Technologies                                 27              82             139             296
        International Small Cap                                31              93             159             334
        Health Sciences                                        27              84             144             305
        Aggressive Growth                                      26              80             136             289
        Emerging Small Company                                 26              80             137             292
        Small Company Blend                                    27              83             142             301
        Dynamic Growth                                         26              80             136             289
        Mid Cap Growth                                         28              86             146             310
        Mid Cap Opportunities                                  27              84             144             305
        Mid Cap Stock                                          25              77             132             282
        All Cap Growth                                         25              77             132             282
        Financial Services                                     26              79             134             286
        Overseas                                               27              82             140             297
        International Stock                                    27              84             144             305
        International Value                                    27              83             141             300

        TRUST PORTFOLIO                                      1 YEAR          3 YEAR          5 YEAR         10 YEAR
        ---------------                                      ------          ------          ------         -------
        All Cap Value                                          26              80             137             291
        Capital Appreciation                                   29              89             152             321
        Strategic Opportunities                                24              74             127             272
        Quantitative Mid Cap                                   24              74             126             269
        Global Equity                                          25              78             133             284
        Strategic Growth                                       25              78             133             284
        Growth                                                 24              74             127             272
        Large Cap Growth                                       25              76             129             276
        Capital Opportunities                                  26              79             135             288
        Quantitative Equity                                    23              70             120             257
        Blue Chip Growth                                       24              75             128             273
        Utilities                                              27              83             141             299
        Real Estate Securities                                 24              73             125             268
        Small Company Value                                    28              85             144             306
        Mid Cap Value                                          26              81             138             293
        Value                                                  24              73             125             268
        Tactical Allocation                                    28              87             149             314
        Fundamental Value                                      26              80             136             290
        Growth & Income                                        23              71             122             261
        U.S. Large Cap Value                                   24              75             129             275
        Equity-Income                                          24              75             128             273
        Income & Value                                         24              73             125             268
        Balanced                                               23              70             120             258
        High Yield                                             24              73             124             266
        Strategic Bond                                         24              74             126             269
        Global Bond                                            25              77             132             282
        Total Return                                           24              73             124             266
        Investment Quality Bond                                22              69             119             255
        Diversified Bond                                       23              72             123             263
        U.S. Government Securities                             22              69             118             254
        Money Market                                           21              64             109             235
        Small Cap Index                                        21              65             112             242
        International Index                                    21              65             112             242
        Mid Cap Index                                          21              65             112             242
        Total Stock Market Index                               21              65             112             242
        500 Index                                              21              64             110             236
        Lifestyle Aggressive 1000                              26              81             138             294
        Lifestyle Growth 820                                   26              78             134             286
        Lifestyle Balanced 640                                 25              76             130             277
        Lifestyle Moderate 460                                 24              74             127             271
        Lifestyle Conservative 280                             24              73             125             268





INVESTMENT OPTIONS

         The Ven 3 and Ven 1 contracts do not provide for a fixed-dollar accumulation prior to the maturity date. Thus the descriptions in this Prospectus of the Fixed Account Investment Options, Loans and the transfer and Dollar Cost Averaging provisions, to the extent that they relate to the fixed account investment options, are not applicable to the Ven 1 and Ven 3 contracts. Ven 1 differs further in that only three of the sub-accounts of the Variable Account are available for the investment of contract values, namely, the Strategic Opportunities Trust, the Investment Quality Bond Trust and the Money Market Trust. The portfolios of Merrill Variable Funds are not available for investment for Ven 1 and Ven 3 contract owners.

WITHDRAWAL CHARGES

         The withdrawal charges under the Ven 1 and Ven 3 contracts differ from the withdrawal charges described in this Prospectus.


Ven 3 Withdrawal Charge

         The withdrawal charge assessed under the Ven 3 contract is as follows:

         If a withdrawal is made from the contract before the maturity date, a 5% withdrawal charge (contingent deferred sales charge) may be assessed. The amount of the withdrawal charge and when it is assessed are discussed below:


         1. Withdrawals are allocated to purchase payments on a first-in-first-out basis. Each time a contract owner requests a withdrawal, whether or not a withdrawal charge is assessed, we will liquidate purchase payments equal to the amount requested in the order such purchase payments were made: the oldest unliquidated purchase payment first, the next purchase payment second, etc. until all purchase payments have been liquidated. Once all purchase payments have been liquidated, additional withdrawals will be allocated to the remaining contract value.


         2. A withdrawal charge will be assessed against purchase payments liquidated in excess of the free withdrawal amount. The free withdrawal amount in any contract year is the greater of: (i) 10% of the contract value at the beginning of the contract year, or (ii) 10% of the total purchase payments made in the current contract year and the preceding 4 contract years plus the amount of all unliquidated purchase payments made 5 or more contract years prior to the current contract year. Therefore, no withdrawal charge will apply to any purchase payment that has been in the contract for at least 5 years. After all purchase payments have been liquidated, any remaining contract value (accumulated earnings) may be withdrawn free of charge.

         3. The withdrawal charge is deducted from the contract value remaining after the contract owner is paid the amount requested, except in the case of a complete withdrawal when it is deducted from the amount otherwise payable. The withdrawal charge is deducted from the contract value by canceling accumulation units of a value equal to the charge and is deducted from each investment account ("subdivision") in proportion to the amount withdrawn from each investment account. In the case of a partial withdrawal the amount requested from an investment account may not exceed the value of that investment account less any applicable withdrawal charge.

         4. Under no circumstances will the total of all withdrawal charges exceed 5% of total purchase payments.

         There is no withdrawal charge on distributions made as a result of the death of the annuitant or contract owner. There is also no withdrawal charge on amounts applied to an annuity option at the maturity date, as provided in the contract.

Ven 1 Withdrawal Charge.

         The withdrawal charge ("SURRENDER CHARGE") assessed under the Ven 1 contract is as follows:

         If a contract is surrendered, in whole or in part, before the maturity date, a withdrawal charge may be assessed. The amount of the withdrawal charge and when it is assessed are discussed below:

         The withdrawal charge is 5% of the lesser of (1) the amount surrendered or (2) the total of all purchase payments made within the sixty months immediately preceding the date of surrender. The charge is deducted from the contract value remaining after the contract owner is paid the amount requested, except in the case of a complete surrender when it is deducted from the amount otherwise payable. After the first contract year, no withdrawal charge will be made on that part of the first surrender in any contract year which does not exceed 10% of the contract value computed as of the date of such surrender. The right to surrender up to 10% of the contract value free of any withdrawal charge does not apply to qualified contracts issued as tax-sheltered annuities under
Section 403(b) of the Internal Revenue Code. There is no withdrawal charge on distributions made as a result of the death of the annuitant or contract owner. Under no circumstances will the total of all withdrawal charges exceed 9% of total purchase payments.

         The withdrawal charge will be deducted from the contract value by canceling accumulation units of a value equal to the charge. It will be made from each investment account in proportion to the amount withdrawn from such investment account.

OTHER CONTRACT CHARGES


         The Ven 1 contract provides for the deduction from each sub-account each valuation period of a charge at an effective annual rate of 1.30% of the contract reserves allocated to such sub-account, consisting of 0.8% for the mortality risk assumed and 0.5% for the expense risk assumed. There is no administration charge, however, under the Ven 1 contract other than the $30 annual administration fee. The Ven 1 and Ven 3 contracts make no provision for the waiver of the $30 annual administration fee when prior to the maturity date the contract value equals or exceeds $100,000 at the time of the fee's assessment.


DEATH BENEFIT PROVISIONS

Ven 3 Death Benefit Provisions

         The provisions governing the death benefit prior to the maturity date under the Ven 3 contract are as follows:

         Death of Owner. We will pay a minimum death benefit to the beneficiary if the contract owner is the annuitant and dies before the maturity date. If the contract owner is not the annuitant and the contract owner dies before the annuitant and before the maturity date (or the contract owner is the annuitant and there is a surviving co-annuitant), instead of a minimum death benefit, we will distribute the contract owner's entire interest in the contract (the contract value determined on the date due proof of death and all required claim forms are received at our Annuity Service Office) to the contract owner's estate or to a successor owner. Distributions to a beneficiary, successor owner, or estate, as appropriate, will be made no later than 5 years after the contract owner's death, unless (1) the contract owner's spouse is the beneficiary or successor owner (in which case the spouse will be treated as the owner and distribution will be made no later than the date on which distribution would be required in accordance with this paragraph after the death of the spouse), or
(2) the distribution is made to the beneficiary or successor owner who is an individual, begins not later than a year after the contract owner's death, and is made over a period not greater than the life expectancy of that beneficiary or successor owner.


         Death of Annuitant. A minimum death benefit will be paid to the beneficiary if the contract owner is not the annuitant and the annuitant dies before the contract owner and before the maturity date. If there is a co-annuitant, the minimum death benefit will be paid on the death of the last surviving co-annuitant.


         Entity as Owner. If the contract is not owned by an individual, for example, if it is owned by a corporation or a trust, the special rules stated in this paragraph apply. A change in the annuitant shall be treated as the death of the owner for purposes of these special distribution rules and we will distribute the contract owner's entire interest in the contract. Distributions to the contract owner or to the beneficiary, as appropriate, will be made not later than 5 years after the annuitant's death, unless (1) the annuitant's spouse is the beneficiary (in which case the spouse will be treated as the contract owner and distribution will be made no later than the date on which distribution would be required in accordance with this paragraph after the death of the spouse), or (2) the distribution is made to a beneficiary who is an individual, begins not later than a year after the annuitant's death, and is made over a period not greater than the life expectancy of that beneficiary.


         General Provisions. If there is more than one individual contract owner, death benefits must be paid as provided in the contract upon the death of any such contract owner.

         If there is both an individual and a non-individual contract owner, death benefits must be paid as provided in the contract upon the death of the annuitant or any individual contract owner, whichever occurs earlier.

         Due proof of death and all required claim forms are required upon the death of the contract owner or annuitant.


         During the first five contract years, the minimum death benefit payable to a beneficiary upon death of the annuitant is the greater of (a) the contract value on the date due proof of death and all required claim forms are received at our Annuity Service Office, or (b) the sum of all purchase payments made, less any amount deducted in connection with partial withdrawals. During any subsequent five contract year period, the minimum death benefit will be the greater of (a) the contract value on the date due proof of death and all required claim forms are received at our Annuity Service Office, or (b) the minimum death benefit determined in accordance with these provisions as of the last day of the previous five contract year period plus any purchase payments made and less any amount deducted in connection with partial withdrawals since then. The death benefit will be paid within seven days of receipt of due proof of death and all required claim forms at our Annuity Service Office, subject to postponement under the same circumstances that payment of withdrawals may be postponed.


Ven 1 Death Benefit Provisions

         The death benefit provisions of the Ven 1 contract are as described above for the Ven 3 contract except that (i) the Ven 1 contract does not provide for the designation of successor owners or co-annuitants or changes of annuitants and (ii) the Ven 1 contract does not make special adjustments to the minimum death benefit for subsequent five contract year periods.

OTHER CONTRACT PROVISIONS

Transfers


         Under Ven 3 and Ven 1 contracts, owners may transfer all or part of their contract value to a fixed annuity contract issued by us at any time. In such case, we will waive any withdrawal charge that would otherwise be applicable under the terms of the contract. Similarly, we will permit holders of such fixed contracts to transfer certain contract values to the Variable Account. In such case, the contract values transferred will be attributable to certain purchase payments made under the fixed contract. For purposes of calculating the withdrawal charge under the contract, the contract date will be deemed to be the date of the earliest purchase payment transferred from the fixed contract and the date of other purchase payments transferred will be deemed to be the dates actually made under the fixed contract. A transfer of all or a part of the contract value from one contract to another may be treated as a distribution of all or a part of the contract value for Federal tax purposes.

         Under the Ven 1 contract, a contract owner may transfer prior to the maturity date amounts among investment accounts of the contract without charge, but such transfers cannot be made on more than two occasions in any contract year. After annuity payments have been made for at least 12 months under a Ven 1 contract, all or a portion of the assets held in a sub-account with respect to the contract may be transferred by the annuitant to one or more other sub-accounts. Such transfers can be made only once each 12 months upon notice to us at least 30 days before the due date of the first annuity payment to which the change will apply.


Annuity Option Provisions

         Under Ven 3 and Ven 1 contracts, there is no prescribed maturity date that will govern in the absence of contract owner selection. The owner must select a maturity date in the application. If no annuity option is selected by the owner of a Ven 3 or Ven 1 contract, the automatic option will be on a variable, not fixed, basis.

         Ven 3 and Ven 1 contracts require a minimum contract value in order to effect an annuity -- $2,000 for a Ven 3 contract and $5,000 for a Ven 1 contract, except for certain qualified Ven 1 contracts where the minimum is $3,500. Ven 3 and Ven 1 contracts prescribe no minimum amount for the first annuity payment but reserve the right to change the frequency of annuity payments if the first annuity payment would be less than $50.

Purchase Payments


         The provisions governing purchase payments under Ven 1 contracts are as follows: For qualified contracts, the minimum purchase payment is $25. For non-qualified contracts, the minimum initial purchase payment is $5,000 and the minimum subsequent purchase payment is $300. We may refuse to accept any purchase payment in excess of $10,000 per contract year.


Annuity Rates

         The annuity rates guaranteed in the Ven 1 contract differ from those guaranteed in the contract described in the Prospectus for annuitants of certain ages.

Annuity Tables Assumed Interest Rate

         A 4% assumed interest rate is built into the annuity tables in the Ven 1 and Ven 3 contracts used to determine the first variable annuity payment to be made under those contracts.

Beneficiary

         Under the Ven 3 and Ven 1 contracts certain provisions relating to beneficiary are as follows:


         The beneficiary is the person, persons, or entity designated in the application or as subsequently named. The beneficiary may be changed during the lifetime of the annuitant subject to the rights of any irrevocable beneficiary. Any change must be made in writing, approved by us and if approved, will be effective as of the date on which written. We assumes no liability for any payments made or actions taken before the change is approved. Prior to the maturity date, if no beneficiary survives the annuitant, the contract owner or the contract owner's estate will be the beneficiary. The interest of any beneficiary is subject to that of any assignee. In the case of certain qualified contracts, regulations promulgated by the Treasury Department prescribe certain limitations on the designation of a beneficiary.



GUARANTEED RETIREMENT INCOME PROGRAM AND GUARANTEED EARNINGS MULTIPLIER



         The Guaranteed Retirement Income Program (GRIP and GRIP II) and the Guaranteed Earnings Multiplier is not available for Ven 3 or Ven 1 contracts.

                        TABLE OF ACCUMULATION UNIT VALUES

                                 Ven 3 Contracts

                                                            UNIT VALUE               UNIT VALUE          NUMBER OF UNITS
         SUB-ACCOUNT                                    AT START OF YEAR(A)        AT END OF YEAR        AT END OF YEAR
         -----------                                    -------------------        --------------        --------------
         Internet Technologies
           2000                                            $12.500000               $  6.965644              25,423.108
         Pacific Rim Emerging Markets
           1997                                            $12.500000               $  8.180904              10,161.117
           1998                                              8.180904                  7.695249               9,792.536
           1999                                              7.695249                 12.359297              76,285.402
           2000                                             12.359297                  9.217819              55,506.542
         Science & Technology
           1997                                            $12.500000                $13.647195              40,748.263
           1998                                             13.647195                 19.287390              62,323.985
           1999                                             19.287390                 37.943261             157,003.091
           2000                                             37.943261                 24.672266             223,521.126
         International Small Cap
           1996                                            $12.500000                $13.493094             227,222.471
           1997                                             13.493094                 13.410016             169,875.665
           1998                                             13.410016                 14.792077             114,166.793
           1999                                             14.792077                 26.974754             111,479.478
           2000                                             26.974754                 18.844170             107,385.684
         Aggressive Growth
           1997                                            $12.500000                $12.327066              49,468.887
           1998                                             12.327066                 12.680777              17,454.293
           1999                                             12.680777                 16.628126              27,500.926
           2000                                             16.628126                 16.889157              76,525.137
         Emerging Small Company Growth
           1997                                            $12.500000                $14.574077              16,351.863
           1998                                             14.574077                 14.381705              28,130.114
           1999                                             14.381705                 24.610648              25,011.368
           2000                                             24.610648                 23.225958              50,267.171
         Small Company Blend
           1999                                            $12.500000                $15.922213               1,485.500
           2000                                             15.922213                 12.601917              36,267.641
         Dynamic Growth
           2000                                            $12.500000                  7.906976              26,242.465
         Mid Cap Stock
           1999                                            $12.500000                $12.483520               3,150.853
           2000                                             12.483520                 11.821790              14,787.245
         All Cap Growth
           1996                                            $12.500000                $13.215952             293,765.467
           1997                                             13.215952                 15.020670             272,918.809
           1998                                             15.020670                 19.002856             239,011.757
           1999                                             19.002856                 27.113084             228,968.885
           2000                                             27.113084                 23.852189             254,967.194
         Overseas
           1995                                            $10.000000                $10.554228             227,050.855
           1996                                             10.554228                 11.718276             281,119.474
           1997                                             11.718276                 11.545714             269,571.860
           1998                                             11.545714                 12.290162             193,171.660
           1999                                             12.290162                 17.044524             160,535.612
           2000                                             17.044524                 13.661286             189,016.173
         International Stock
           1997                                            $12.500000                $12.652231              69,740.167
           1998                                             12.652231                 14.337171              63,239.603
           1999                                             14.337171                 18.338932              47,273.999
           2000                                             18.338932                 15.08785               52,245.092
         International Value

           1999                                            $12.500000                $12.860110              17,619.635
           2000                                             12.860110                 11.862293              28,566.798
         Capital Appreciation
           2000                                            $12.500000                $10.945558                   0.000
         Strategic Opportunities
           1987                                            $10.000000                $ 8.144663           4,242,221.369
           1988                                              8.144663                  9.695125          13,563,655.062
           1989                                              9.695125                 12.208846           1,443,222.778
           1990                                             12.208846                 10.618693           2,192,929.561
           1991                                             10.618693                 12.349952           3,748,439.163
           1992                                             12.349952                 13.143309           4,354,245.114
           1993                                             13.143309                 15.075040           4,165,733.576
           1994                                             15.075040                 14.786831           2,684,785.345
           1995                                             14.786831                 20.821819           2,572,695.681
           1996                                             20.821819                 24.664354           2,196,812.816
           1997                                             24.664354                 29.002593           1,634,482.536
           1998                                             29.002593                 31.289551           1,382,873.088
           1999                                             31.289551                 39.416089             980,820.808
           2000                                             39.416089                 36.392717             789,563.612
         Global Equity
           1988                                            $10.000000                $10.038462             187,978.790
           1989                                             10.038462                 12.259530           1,599,855.768
           1990                                             12.259530                 10.827724           2,578,853.673
           1991                                             10.827724                 12.044260           2,395,298.635
           1992                                             12.044260                 11.790318           2,262,222.969
           1993                                             11.790318                 15.450341           3,100,733.209
           1994                                             15.450341                 15.500933           3,543,341.154
           1995                                             15.500933                 16.459655           2,642,703.724
           1996                                             16.459655                 18.276450           2,070,671.367
           1997                                             18.276450                 21.770913           1,665,275.671
           1998                                             21.770913                 24.098970           1,219,961.932
           1999                                             24.098970                 24.633827             919,791.435
           2000                                             24.633827                 27.253960             604,737.052
         Growth
           1996                                            $12.500000                $13.727312              79,415.926
           1997                                             13.727312                 16.968111             109,553.070
           1998                                             16.968111                 20.739989             157,427.422
           1999                                             20.739989                 28.060585             189,826.874
           2000                                             28.060585                 20.120816             173,914.269
         Large Cap Growth
           1989                                            $10.000000                $ 9.824046           7,476,667.034
           1990                                              9.824046                  8.982210           6,387,718.448
           1991                                              8.982210                 10.891189           6,407,235.310
           1992                                             10.891189                 11.623893           6,026,587.849
           1993                                             11.623893                 12.642493           5,042,331.574
           1994                                             12.642493                 12.381395           3,562,197.567
           1995                                             12.381395                 14.990551           2,708,444.950
           1996                                             14.990551                 16.701647           2,195,447.490
           1997                                             16.701647                 19.614359           1,834,275.557
           1998                                             19.614359                 23.040505           1,547,923.928
           1999                                             23.040505                 28.465074           1,308,404.195
           2000                                             28.465074                 24.071737           1,126,956.084
         Quantitative Equity
           1997                                            $12.500000                $16.107191              14,117.858
           1998                                             16.107191                 20.068624              31,764.609
           1999                                             20.068624                 24.202942              71,460.240
           2000                                             24.202942                 25.371611             102,563.554
         Blue Chip Growth
           1992                                            $10.000000                $ 9.923524             356,487.848
           1993                                              9.923524                  9.413546             586,908.649
           1994                                              9.413546                  8.837480             576,875.573
           1995                                              8.837480                 11.026969             683,051.399

           1996                                             11.026969                 13.688523             731,368.138
           1997                                             13.688523                 17.134232             706,018.373
           1998                                             17.134232                 21.710674             635,916.186
           1999                                             21.710674                 25.568866             603,923.460
           2000                                             25.568866                 24.518135             588,502.268
         Real Estate Securities
           1997                                            $12.500000                $14.949140              38,437.470
           1998                                             14.949140                 12.317190              21,303.966
           1999                                             12.317190                 11.174188              22,615.951
           2000                                             11.174188                 13.852028              32,666.750
         Small Company Value
           1997                                            $12.500000                $11.898363               9,967.306
           1998                                             11.898363                 11.178700              33,137.664
           1999                                             11.178700                 11.904646              28,327.797
           2000                                             11.904646                 12.436171              38,350.273
         Value
           1997                                            $12.500000                $15.057118              51,361.154
           1998                                             15.057118                 14.591878              76,685.743
           1999                                             14.591878                 13.987433              35,958.384
           2000                                             13.987433                 17.182340              34,559.107
         Tactical Allocation
           2000                                             12.500000                 11.989936               4,235.009
         Growth & Income
           1991                                            $10.000000                $10.973500           1,530,130.493
           1992                                             10.973500                 11.927411           2,211,083.415
           1993                                             11.927411                 12.893007           2,248,648.359
           1994                                             12.893007                 13.076664           2,043,186.985
           1995                                             13.076664                 16.660889           2,105,056.205
           1996                                             16.660889                 20.178770           1,828,514.772
           1997                                             20.178770                 26.431239           1,673,047.924
           1998                                             26.431239                 32.976967           1,444,081.319
           1999                                             32.976967                 38.655938           1,263,136.961
           2000                                             38.655938                 35.404552           1,041,186.903
         U.S. Large Cap Value
           1999                                            $12.500000                 12.721279              28,046.729
           2000                                             12.721279                 12.894130              55,957.164
         Equity-Income
           1993                                            $10.000000                $11.175534             251,822.076
           1994                                             11.175534                 11.107620             562,603.632
           1995                                             11.107620                 13.548849             818,646.261
           1996                                             13.548849                 16.011513             751,884.340
           1997                                             16.011513                 20.479412             736,770.570
           1998                                             20.479412                 22.054902             583,452.241
           1999                                             22.054902                 22.487758             452,980.852
           2000                                             22.487758                 25.057453             315,202.346
         Income & Value
           1989                                            $10.000000                $ 9.973206           2,137,590.858
           1990                                              9.973206                  9.221559          23,978,405.670
           1991                                              9.221559                 11.023964          22,330,124.078
           1992                                             11.023964                 11.772128          20,887,367.134
           1993                                             11.772128                 12.775798          17,512,695.707
           1994                                             12.775798                 12.396295          12,484,174.615
           1995                                             12.396295                 14.752561           9,042,096.910
           1996                                             14.752561                 15.995076           7,206,776.711
           1997                                             15.995076                 18.276161           5,667,799.061
           1998                                             18.276161                 20.742457           4,737,002.275
           1999                                             20.742457                 22.230152           3,981,000.961
           2000                                             22.230152                 23.004542           3,226,274.707
         Balanced
           1997                                            $12.500000                $14.609853               6,353.152
           1998                                             14.609853                 16.459454              20,822.562
           1999                                             16.459454                 15.962370              24,969.449

           2000                                             15.962370                 14.272291              19,774.975
         High Yield
           1997                                            $12.500000                $13.890491              37,067.803
           1998                                             13.890491                 14.078376             114,881.361
           1999                                             14.078376                 14.993652             117,307.157
           2000                                             14.993652                 13.459/828             26,668.118
         Strategic Bond
           1993                                            $10.000000                $10.750617             163,195.638
           1994                                             10.750617                  9.965972             181,540.594
           1995                                              9.965972                 11.716972             211,267.468
           1996                                             11.716972                 13.250563             258,026.189
           1997                                             13.250563                 14.500997             306,407.827
           1998                                             14.500997                 14.486687             430,512.235
           1999                                             14.486687                 14.602672             258,604.179
           2000                                             14.602672                 15.463354             139,566.297
         Global Bond
           1988                                            $10.000000                $10.097842             108,831.804
           1989                                             10.097842                 10.404562             300,163.262
           1990                                             10.404562                 11.642912             470,980.068
           1991                                             11.642912                 13.302966             692,920.988
           1992                                             13.302966                 13.415849             976,794.214
           1993                                             13.415849                 15.741586           1,551,958.318
           1994                                             15.741586                 14.630721           1,018,783.920
           1995                                             14.630721                 17.772344             793,225.829
           1996                                             17.772344                 19.803954             648,725.739
           1997                                             19.803954                 20.104158             460,365.576
           1998                                             20.104158                 21.333144             315,284.329
           1999                                             21.333144                 19.632749             243,349.089
           2000                                             19.632749                 19.685989             182,642.162
         Total Return
           1999                                            $12.500000                 12.255674               3,533.985
           2000                                             12.255674                 13.404017               8,750.067
         Investment Quality Bond
           1987                                            $10.000000                $10.357400           2,234,030.945
           1988                                             10.357400                 10.937890          10,253,483.698
           1989                                             10.937890                 12.008936           1,924,256.679
           1990                                             12.008936                 11.517610           1,423,403.443
           1991                                             11.517610                 13.183268           1,720,219.933
           1992                                             13.183268                 13.936240           1,572,065.442
           1993                                             13.936240                 15.118716           1,119,425.316
           1994                                             15.118716                 14.216516             841,610.498
           1995                                             14.216516                 16.751499             734,994.414
           1996                                             16.751499                 16.943257             597,720.778
           1997                                             16.943257                 18.336912             514,787.776
           1998                                             18.336912                 19.660365             440,009.634
           1999                                             19.660365                 19.039807             345,875.870
           2000                                             19.039807                 20.541376             249,281.207
         Diversified Bond
           1989                                            $10.000000                $10.052759          11,861,277.612
           1990                                             10.052759                  9.531831          10,705,080.076
           1991                                              9.531831                 11.166459           8,708,253.007
           1992                                             11.166459                 11.821212           7,777,630.143
           1993                                             11.821212                 12.705196           6,463,981.799
           1994                                             12.705196                 12.298940           4,556,265.387
           1995                                             12.298940                 14.320582           3,177,786.472
           1996                                             14.320582                 15.113142           2,507,618.496
           1997                                             15.113142                 16.607511           1,928,258.300
           1998                                             16.607511                 18.125951           1,548,492.876
           1999                                             18.125951                 18.002047           1,192,638.371
           2000                                             18.002047                 19.585192             927,983.874
         U.S. Government Securities
           1988                                            $10.000000                $ 9.702201              10,203.403

           1989                                              9.702201                 10.826483             300,163.430
           1990                                             10.826483                 11.596537             366,010.353
           1991                                             11.596537                 13.037076             720,491.624
           1992                                             13.037076                 13.651495           1,938,232.553
           1993                                             13.651495                 14.490734           1,478,270.571
           1994                                             14.490734                 14.111357             909,659.824
           1995                                             14.111357                 16.083213             954,067.593
           1996                                             16.083213                 16.393307             710,502.942
           1997                                             16.393307                 17.535478             763,521.806
           1998                                             17.535478                 18.587049             428,699.306
           1999                                             18.587049                 18.286918             330,164.260
           2000                                             18.286918                 19.993612             237,375.600
         Money Market
           1987                                            $10.000000                $10.317570             510,079.365
           1988                                             10.317570                 10.865066             983,327.102
           1989                                             10.865066                 11.634481           1,480,696.936
           1990                                             11.634481                 12.364687           4,430,249.555
           1991                                             12.364687                 12.890414           2,754,467.033
           1992                                             12.890414                 13.137257           2,138,783.498
           1993                                             13.137257                 13.303085           1,659,478.414
           1994                                             13.303085                 13.623292           3,357,660.681
           1995                                             13.623292                 14.190910           2,370,449.919
           1996                                             14.190910                 14.699636           1,577,496.585
           1997                                             14.699636                 15.241915             778,379.937
           1998                                             15.241915                 15.794513             878,869.580
           1999                                             15.794513                 16.291417             921,421.619
           2000                                             16.291417                 17.010114             541,669.184
         Small Cap Index
           2000                                             12.500000                 11.596178               1,027.071
         International Index
           2000                                             12.500000                 11.167069                 154.943
         Mid Cap Index
           2000                                             12.500000                 13.271787               3,024.547
         Total Stock Market Index
           2000                                             12.500000                 11.142088               5,153.320
         500 Index
           2000                                             12.500000                 11.200577              15,118.307
         Lifestyle Aggressive 1000
           1997                                            $12.500000                $13.669625              33,037.747
           1998                                             13.669625                 14.134419              52,760.075
           1999                                             14.134419                 15.974195              27,238.895
           2000                                             15.974195                 14.948006              26,924.435
         Lifestyle Growth 820
           1997                                            $12.500000                $14.033299             110,354.900
           1998                                             14.033299                 14.696667             129,721.317
           1999                                             14.696667                 16.893101              54,202.101
           2000                                             16.893101                 16.162371              56,344.484
         Lifestyle Balanced 640
           1997                                            $12.500000                $14.066417              11,640.415
           1998                                             14.066417                 14.664362              51,041.225
           1999                                             14.664362                 16.257312              37,839.778
           2000                                             16.257312                 16.437657              39,999.345
         Lifestyle Moderate 460
           1997                                            $12.500000                $14.016704               9,407.923
           1998                                             14.016704                 15.171965              25,932.897
           1999                                             15.171965                 16.142259              27,359.355
           2000                                             16.142259                 16.596254              32,300.583
         Lifestyle Conservative 280
           1997                                            $12.500000                $13.825120               9,967.306
           1998                                             13.825120                 15.025549              10,098.134
           1999                                             15.025549                 15.439823               1,718.387
           2000                                             15.439823                 16.397834               3,020.176

(A) Units under this series of contracts were first credited under the sub-accounts on November, 1986, except in the case of:

         - Investment Quality Bond and Money Market Trusts where units were first credited on May 4, 1987,

         - Global Equity, Global Bond and U.S. Government Securities Trusts where units were first credited on March 18, 1988,

         - Large Cap Growth, Income & Value and Diversified Bond Trusts where units were first credited on August 3, 1989,

         - Growth & Income Trust where units were first credited on April 23, 1991,

         - Blue Chip Growth Trust where units were first credited on December 11, 1992,

         - Equity-Income and Strategic Bond Trusts where units were first credited on February 19, 1993,

         - Overseas Trust where units were first credited on January 9, 1995,

         - Mid Cap Growth and International Small Cap Trusts where units were first credited on March 4, 1996,

         - Growth Trust where units were first credited on July 15, 1996,

         - Pacific Rim Emerging Markets, Science & Technology, Emerging Small Company, Aggressive Growth, International Stock, Quantitative Equity, Real Estate Securities, Value, Balanced and High Yield Trusts where units were first credited on January 1, 1997,

         - Lifestyle Aggressive 1000, Lifestyle Growth 820, Lifestyle Balanced 640, Lifestyle Moderate 460, Lifestyle Conservative 280 Trusts where units were first credited on January 7, 1997,

         - Small Company Value Trust where units were first credited on October 1, 1997, and

         - Small Company Blend, Mid Cap Stock, International Value, U.S. Large Cap Value and Total Return Trusts where units were first credited on May 1, 1999.

         - Internet Technologies, Dynamic Growth, Tactical Allocation, Small Cap Index, International Index, Mid Cap Index, Total Stock Market Index and 500 Index where units were first credited on May 1, 2000.

         - Capital Appreciation Trust where units were first credited on November 1, 2000

                        TABLE OF ACCUMULATION UNIT VALUES

                                 Ven 1 Contracts

                                                            UNIT VALUE               UNIT VALUE         NUMBER OF UNITS
         SUB-ACCOUNT                                    AT START OF YEAR(A)        AT END OF YEAR        AT END OF YEAR
         -----------                                    -------------------        --------------        --------------
         Strategic Opportunities
         (formerly Mid Cap Blend)(A)(D)
           1985                                            $10.000000                $10.734987                 385.265
           1986                                             10.734987                 12.558028               4,651.489
           1987                                             12.558028                 13.248428             179,246.825
           1988                                             13.248428                 15.787546             146,228.732
           1989                                             15.787546                 19.902359             108,382.617
           1990                                             19.902359                 17.329021              93,278.975
           1991                                             17.329021                 20.176180              88,873.664
           1992                                             20.176180                 21.495619              39,451.366
           1993                                             21.495619                 24.681624              29,876.682
           1994                                             24.681624                 24.235928              24,893.636
           1995                                             24.235928                 34.164256              18,792.722
           1996                                             34.164256                 40.513296              18,983.608
           1997                                             40.513296                 47.690851              17,422.710
           1998                                             47.690851                 51.507214              14,154.988
           1999                                             51.507214                 64.954980              12,707.403
           2000                                             64.954980                 60.037547              10,774.878
         Investment Quality Bond(B)
           1985                                            $10.000000                $10.455832                 157.237
           1986                                             10.455832                 11.689643               2,426.738
           1987                                             11.689643                 11.841366             164,289.054
           1988                                             11.841366                 12.518584             157,248.809
           1989                                             12.518585                 13.759270             113,311.078
           1990                                             13.759270                 13.210721             100,560.220
           1991                                             13.210721                 15.137617              75,660.271
           1992                                             15.137617                 16.019604              38,307.149
           1993                                             16.019604                 17.397685              25,428.550
           1994                                             17.397685                 16.377174              17,796.020
           1995                                             16.377174                 19.318272              13,340.073
           1996                                             19.318272                 19.560775              11,512.775
           1997                                             19.560775                 21.192677              10,088.494
           1998                                             21.192677                 22.746879               7,009.225
           1999                                             22.746879                 22.052785               4,129.118
           2000                                             22.052785                 23.817687               2,160.790
         Money Market(C)
           1985                                            $10.000000                $10.199136                 108.287
           1986                                             10.199136                 10.647679                 116.902
           1987                                             10.647679                 11.156548              69,537.264
           1988                                             11.156548                 11.761294              40,025.230
           1989                                             11.761294                 12.607783              43,520.107
           1990                                             12.607783                 13.413682              41,671.105
           1991                                             13.413682                 13.999175              35,261.861
           1992                                             13.999175                 14.282708               9,873.140
           1993                                             14.282708                 14.478685               5,683.780
           1994                                             14.478685                 14.843213               4,598.398
           1995                                             14.843213                 15.478376               7,968.626
           1996                                             15.478376                 16.050779               5,920.354
           1997                                             16.050779                 16.660935               5,228.240
           1998                                             16.660935                 17.283692               4,497.361
           1999                                             17.283692                 17.846774               4,227.991
           2000                                             17.846774                 18.654229               4,055.500

(A)      Commencement of operations July 1, 1985

(B)      Commencement of operations August 6, 1985

(C)      Commencement of operations August 23, 1985

                                   APPENDIX H

                   EXCHANGE OFFER - VEN 7 AND VEN 8 CONTRACTS


         The Contracts described in this Prospectus ("NEW CONTRACTS") may be issued in exchange for certain annuity contracts previously issued by us ("OLD CONTRACTS"), which are substantially similar to the New Contracts, if the New Contract is available for sale in the state or jurisdiction of the owner of the Old Contract.



         For purposes of this exchange offer an "Old Contract" is defined as a contract issued prior to August 15, 1994 in all states except California, Idaho, Illinois, Montana, New Jersey, Oregon and South Carolina; prior to September 6, 1994 in Illinois and Montana; prior to October 3, 1994 in Idaho, New Jersey and Oregon; prior to January 3, 1995 in California; and prior to September 24, 1996 in South Carolina. The Old Contracts are described in Appendix F to this Prospectus and include both Ven 7 and Ven 8 contracts.



          We will permit an owner of an outstanding Old Contract to exchange his or her Contract for a New Contract without the imposition of a withdrawal charge at the time of exchange, except a possible market value charge, as described below. For purposes of computing the applicable withdrawal charge upon any withdrawals made subsequent to the exchange, the New Contract will be deemed to have been issued on the date the Old Contract was issued, and any purchase payment credited to the Old Contract will be deemed to have been credited to the New Contract on the date it was credited under the Old Contract. The death benefit under the New Contract on the date of its issue will be the greater of the minimum death benefit under the Old Contract or the contract value on the date of exchange and will "step up" annually thereafter as described in paragraph "6." below.


         Old Contract owners interested in a possible exchange should carefully review this Prospectus including Appendix D before deciding to make an exchange.


         AN EXCHANGE MAY NOT BE IN THE BEST INTERESTS OF AN OWNER OF AN OLD CONTRACT. Further, under Old Contracts with a fixed account investment option, a market value charge may apply to any amounts transferred from a three or six year investment account in connection with an exchange. (Reference should be made to the discussion of the market value charge under the caption "Fixed Account Investment Options" in the prospectus.) We believe that an exchange of Contracts will not be a taxable event for Federal tax purposes; however, any owner considering an exchange should consult a tax adviser. We reserve the right to terminate this exchange offer or to vary its terms at any time.


         The principal differences between the Old and New Contracts are as follows:

         1.   Annual Administration Fee.

         The New Contract will waive the $30 annual administration fee prior to the maturity date if the contract value is equal to or greater than $100,000 at the time the fee is assessed.

         2.   Withdrawal Charges.

         The withdrawal charges under the New Contract will be higher in certain cases. The withdrawal charges are the same under both Old and New Contracts for the first three years, but thereafter the charges under the New Contract are as noted below.

                           New Contract                                    Old Contract
                           ------------                                    ------------
         Number of Complete Years                             Number of Complete
           Purchase Payments In       Withdrawal Charge         Years Purchase         Withdrawal Charge
                 Contract                 Percentage         Payments in Contract          Percentage
                 --------                 ----------         --------------------          ----------
                     0                        6%                       0                       6%
                     1                        6%                       1                       6%
                     2                        5%                       2                       5%
                     3                        5%                       3                       4%
                     4                        4%                       4                       3%
                     5                        3%                       5                       2%
                     6                        2%                       6+                      0%
                     7+                       0%

         3.  Minimum Interest Rate to be Credited for Any Guarantee Period.

         The minimum interest rate to be credited for any guarantee period under the fixed portion of the New Contract will be three percent as opposed to four percent under the Old Contract. The market value charge under the New Contract will be limited so as to only affect accumulated earnings in excess of three percent, whereas under the Old Contract the market value charge is limited so as to not invade principal.

         4.  Annuity Purchase Rates.

         The annuity purchase rates guaranteed in the New Contract have been determined using 3% as opposed to 4% under the Old Contract.

         5.  Group Deferred Annuity Contracts.

         (New Jersey, South Carolina and Washington contract owners only) Old Contracts are individual deferred annuity contracts whereas the New Contracts are group deferred annuity contracts. Ownership of an individual contract is evidenced by the issuance of an individual annuity contract whereas participation in a group contract is separately accounted for by the issuance of a certificate evidencing the owner's interest under the contract. Under the group contract, contracts have been issued to the Venture Trust, a trust established with United Missouri Bank, N.A., Kansas City, Missouri, as group holder for groups comprised of persons who have brokerage accounts with brokers having selling agreements with Manufacturers Securities Services, LLC.

         6.  Differences Relating to the Death Benefit

         a.  Differences Between Death Benefit of Old Contracts and New
             Contracts

                  Death Benefit for Old Contracts


         The minimum death benefit during the first six contract years will be equal to the greater of: (a) the owner's contract value on the date due proof of death and all required claim forms are received at our Annuity Service Office, or (b) the sum of all purchase payments made by or on behalf of the owner, less any amount deducted in connection with partial withdrawals made by the owner. During any subsequent six contract year period, the minimum death benefit will be the greater of (a) the owner's contract value on the date due proof of death and all required claim forms are received at our Annuity Service Office, or (b) the minimum death benefit on the last day of the previous six contract year period plus any purchase payments made by or on behalf of the owner and less any amount deducted in connection with partial withdrawals made by the owner since then. If the annuitant dies after the first of the month following his or her 85th birthday, the minimum death benefit will be the owner's contract value on the date due proof of death and all required claim forms are received at the Company's Annuity Service Office.


                  Death Benefit for New Contracts

The death benefit varies by state and date of issue as follows.

A.       The following death benefit generally applies to contracts issued:

         ON OR AFTER:            IN THE STATES OF:
         May 1, 1998             Alaska, Alabama, Arizona, Arkansas, California,
                                 Colorado, Delaware, Georgia, Hawaii, Idaho, Illinois,
                                 Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine,
                                 Michigan, Mississippi, Missouri, Nebraska, Nevada,
                                 New Jersey, New Mexico, North Carolina, North Dakota,
                                 Ohio, Oklahoma, Pennsylvania, Rhode Island, South
                                 Carolina, South Dakota, Tennessee, Utah, Vermont,
                                 Virginia, West Virginia, Wisconsin, Wyoming

         June 1, 1998            Connecticut

         July 1, 1998            Minnesota, Montana, District of Columbia

         October 1, 1998         Texas

         ON OR AFTER:            IN THE STATES OF:
         February 1, 1999        Massachusetts

         March 15, 1999          Florida, Maryland, Oregon

         November 1, 1999        Washington

         If any owner dies and the oldest owner had an attained age of less than 81 years on the contract date, the death benefit will be determined as follows:

         During the first contract year, the death benefit will be the greater of:

                  -        the contract value or

                  - the sum of all purchase payments made, less any amounts deducted in connection with partial withdrawals.

         During any subsequent contract year, the death benefit will be the greater of:

                  -        the contract value or

                  - the death benefit on the last day of the previous contract year, plus any purchase payments made and less any amounts deducted in connection with partial withdrawals since then.

         If any owner dies on or after his or her 81st birthday, the death benefit will be the greater of:

                  -        the contract value or

                  - the death benefit on the last day of the contract year ending just prior to the owner's 81st birthday, plus any purchase payments made, less amounts deducted in connection with partial withdrawals.

         If any owner dies and the oldest owner had an attained age of 81 years or greater on the contract date, the death benefit will be the greater of:

                  -        the contract value or

                  - the sum of all purchase payments made, less any amounts deducted in connection with partial withdrawals.

B. The following death benefit generally applies to contracts issued in Puerto Rico, and to contracts issued:

         PRIOR TO:               IN THE STATES OF:
         May 1, 1998             Alaska, Alabama, Arizona, Arkansas, California,
                                 Colorado, Delaware, Georgia, Hawaii, Idaho, Illinois,
                                 Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine,
                                 Michigan, Mississippi, Missouri, Nebraska, Nevada,
                                 New Jersey, New Mexico, North Carolina, North Dakota,
                                 Ohio, Oklahoma, Pennsylvania, Rhode Island, South
                                 Carolina, South Dakota, Tennessee, Utah, Vermont,
                                 Virginia, West Virginia, Wisconsin, Wyoming

         June 1, 1998            Connecticut

         July 1, 1998            Minnesota, Montana, District of Columbia

         October 1, 1998         Texas

         February 1, 1999        Massachusetts

         March 15, 1999          Florida, Maryland, Oregon

         November 1, 1999        Washington

         If any owner dies on or prior to his or her 85th birthday and the oldest owner had an attained age of less than 81 years on the contract date, the death benefit will be determined as follows:

         During the first contract year, the death benefit will be the greater of:

                  -        the contract value or

                  - the sum of all purchase payments made, less any amounts deducted in connection with partial withdrawals.

         During any subsequent contract year, the death benefit will be the greater of:

                  -        the contract value or

                  - the death benefit on the last day of the previous contract year, plus any purchase payments made and less any amounts deducted in connection with partial withdrawals since then.

         If any owner dies after his or her 85th birthday and the oldest owner had an attained age of less than 81 years on the contract date, the death benefit will be the greater of:

                  -        the contract value or

                  - the sum of all purchase payments made, less any amounts deducted in connection with partial withdrawals.

         If any owner dies and the oldest owner had an attained age greater than 80 on the contract date, the death benefit will be the contract value less any applicable withdrawal charges at the time of payment of benefits. For contracts issued on or after October 1, 1997, we will waive any withdrawal charges applied against the death benefit.

         b.  Differences Regarding When Death Benefit Will Be Paid

         The death benefit of the New Contract will be payable upon the death of the owner (or first owner to die if there is more than one owner). The death benefit of the Old Contract is payable on the death of the annuitant (or last annuitant to die if there is more than one annuitant); if the owner predeceases the annuitant, the Old Contract contract value is paid, which may be a lesser amount than the death benefit payable on the death of the annuitant.

         The above comparison does not take into account differences between the Old Contracts, as amended by qualified plan endorsements, and the New Contracts, as amended by similar qualified plan endorsements. Owners using their Old Contracts in connection with a qualified plan should consult a tax advisor. See also the Federal Tax Matters section of the prospectus.

         7. Investment Options


         The New Contract provides for five fixed investment options except in Florida, Maryland and Oregon where two fixed investment options are available. If a contract is issued with GRIP II in the state of Washington, the five fixed accounts will not be offered as investment options. However, if the contract is issued without GRIP II, then the five fixed accounts will be offered as investment options. The Old Contract provides for three fixed investment options: one, three and six year. The portfolios of Merrill Variable Funds are not available for investment for Ven 8 contract owners.

                                   APPENDIX I

                   EXCHANGE OFFER - VEN 1 AND VEN 3 CONTRACTS


         The Contracts described in this Prospectus ("NEW CONTRACTS") may be issued in exchange for Ven 1 and Ven 3 annuity contracts previously issued by us. Ven 1 and Ven 3 (collectively, "OLD CONTRACTS") contracts are described in Appendix G.



          We will permit an owner of an outstanding Ven 1 and Ven 3 to exchange his or her Old Contract for a New Contract without the imposition of a withdrawal charge at the time of exchange. For purposes of computing the applicable withdrawal charge upon any withdrawals made subsequent to the exchange, the New Contract will be deemed to have been issued on the date the Old Contract was issued, and any purchase payment credited to the Old Contract will be deemed to have been credited to the New Contract on the date it was credited under the Old Contract. The death benefit under the New Contract on the date of its issue will be the greater of the minimum death benefit under the Old Contract or the contract value on the date of exchange and will "step up" annually thereafter as described in paragraph "3." below.


         Old Contract owners interested in a possible exchange should carefully review this Prospectus including Appendix E before deciding to make an exchange.


         AN EXCHANGE MAY NOT BE IN THE BEST INTERESTS OF AN OWNER OF AN OLD CONTRACT. We believe that an exchange of Contracts will not be a taxable event for Federal tax purposes; however, any owner considering an exchange should consult a tax adviser. The Company reserves the right to terminate this exchange offer or to vary its terms at any time.


         The principal differences between the Old and New Contracts are as follows:

         1. Separate Account Annual Expenses; Contract Owner Transaction
Expenses

         The New Contract and the Old Contracts have different separate account and annual expenses as well as different contract owner transaction expenses as noted in the chart below:

New Contract and Ven 3 Separate Account Annual Expenses                   Ven 1 Separate Account Annual Expenses
-------------------------------------------------------                   --------------------------------------
(as a percentage of average account value)                                (as a percentage of average account value)


Separate Account Annual Expenses                                          Separate Account Annual Expenses
--------------------------------                                          --------------------------------
Mortality and expense risk fees.............   1.25%                      Mortality and expense risk fees..........   1.30%
                                                                                                                      ----
Administration fee - asset based............   0.15%
                                               -----
Total Separate Account Annual Expenses......   1.40%                      Total Separate Account Annual Expenses...   1.30%


New Contract and Ven 3 Transaction Expenses                               Ven 1 Transaction Expenses
-------------------------------------------                               --------------------------

Annual Administration Fee...................    $30*                      Annual Administration Fee................    $30
Dollar Cost Averaging Charge................   none                       Dollar Cost Averaging Charge.............   none

* For New Contracts, the $30 annual administration fee will not be assessed prior to the maturity date if at the time of its assessment the sum of all investment account values is greater than or equal to $100,000.

2.   Withdrawal Charges.

         The withdrawal charges under the New Contract will be higher in certain cases as noted below.

                           New Contract                               Ven 3 and Ven 1 Contracts
                           ------------                               -------------------------
         Number of Complete Years                             Number of Complete
           Purchase Payments In       Withdrawal Charge         Years Purchase         Withdrawal Charge
                 Contract                 Percentage         Payments in Contract          Percentage
                 --------                 ----------         --------------------          ----------
                     0                        6%                       0                       5%
                     1                        6%                       1                       5%
                     2                        5%                       2                       5%
                     3                        5%                       3                       5%
                     4                        4%                       4                       5%
                     5                        3%                       5                       5%
                     6                        2%                       6+                      0%
                     7+                       0%

3.  Death Benefit

         a. Differences Between Death Benefit of Old Contracts and New Contracts

                  Death Benefit for Ven 3 Contracts

         The minimum death benefit during the first five contract years will be equal to the greater of:


(a) the contract value on the date due proof of death and all required claim forms are received at our Annuity Service Office, or


(b) the sum of all purchase payments made by or on behalf of the owner, less any amount deducted in connection with partial withdrawals made by the owner.

         During any subsequent five contract year period, the minimum death benefit will be the greater of:


(a) the contract value on the date due proof of death and all required claim forms are received at our Annuity Service Office, or


(b) the minimum death benefit on the last day of the previous five contract year period plus any purchase payments made by or on behalf of the owner less any amount deducted in connection with partial withdrawals made by the owner since then.

                  Death Benefit for Ven 1 Contracts

                  The minimum death benefit is the greater of:

(a) the contract value on the date due proof of death and all required claim forms are received at our Annuity Service Office, or

(b) the sum of all purchase payments made, less any amount deducted in connection with partial withdrawals.

                  Death Benefit for New Contracts

The death benefit varies by state and date of issue as follows.

A.       The following death benefit generally applies to contracts issued:

         ON OR AFTER:            IN THE STATES OF:
         May 1, 1998             Alaska, Alabama, Arizona, Arkansas, California,
                                 Colorado, Delaware, Georgia, Hawaii, Idaho, Illinois,
                                 Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine,
                                 Michigan, Mississippi, Missouri, Nebraska, Nevada,
                                 New Jersey, New Mexico, North Carolina, North Dakota,
                                 Ohio, Oklahoma, Pennsylvania, Rhode Island, South
                                 Carolina, South Dakota, Tennessee, Utah, Vermont,
                                 Virginia, West Virginia, Wisconsin, Wyoming

         June 1, 1998            Connecticut

         July 1, 1998            Minnesota, Montana, District of Columbia

         October 1, 1998         Texas

         February 1, 1999        Massachusetts

         March 15, 1999          Florida, Maryland, Oregon

         November 1, 1999        Washington

         If any owner dies and the oldest owner had an attained age of less than 81 years on the contract date, the death benefit will be determined as follows:

         During the first contract year, the death benefit will be the greater of:

                  -        the contract value or

                  - the sum of all purchase payments made, less any amounts deducted in connection with partial withdrawals.

         During any subsequent contract year, the death benefit will be the greater of:

                  -        the contract value or

                  - the death benefit on the last day of the previous contract year, plus any purchase payments made and less any amounts deducted in connection with partial withdrawals since then.

         If any owner dies on or after his or her 81st birthday, the death benefit will be the greater of:

                  -        the contract value or

                  - the death benefit on the last day of the contract year ending just prior to the owner's 81st birthday, plus any purchase payments made, less amounts deducted in connection with partial withdrawals.

         If any owner dies and the oldest owner had an attained age of 81 years or greater on the contract date, the death benefit will be the greater of:

                  -        the contract value or

                  - the sum of all purchase payments made, less any amounts deducted in connection with partial withdrawals.

B. The following death benefit generally applies to contracts issued in Puerto Rico, and to contracts issued:

         PRIOR TO:               IN THE STATES OF:
         May 1, 1998             Alaska, Alabama, Arizona, Arkansas, California,
                                 Colorado, Delaware, Georgia, Hawaii, Idaho, Illinois,
                                 Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine,
                                 Michigan, Mississippi, Missouri, Nebraska, Nevada,
                                 New Jersey, New Mexico, North Carolina, North Dakota,
                                 Ohio, Oklahoma, Pennsylvania, Rhode Island, South
                                 Carolina, South Dakota, Tennessee, Utah, Vermont,
                                 Virginia, West Virginia, Wisconsin, Wyoming

         June 1, 1998            Connecticut

         July 1, 1998            Minnesota, Montana, District of Columbia

         October 1, 1998         Texas

         February 1, 1999        Massachusetts

         March 15, 1999          Florida, Maryland, Oregon

         November 1, 1999        Washington

         If any owner dies on or prior to his or her 85th birthday and the oldest owner had an attained age of less than 81 years on the contract date, the death benefit will be determined as follows:

         During the first contract year, the death benefit will be the greater of:

                  -        the contract value or

                  - the sum of all purchase payments made, less any amounts deducted in connection with partial withdrawals.

         During any subsequent contract year, the death benefit will be the greater of:

                  -        the contract value or

                  - the death benefit on the last day of the previous contract year, plus any purchase payments made and less any amounts deducted in connection with partial withdrawals since then.

         If any owner dies after his or her 85th birthday and the oldest owner had an attained age of less than 81 years on the contract date, the death benefit will be the greater of:

                  -        the contract value or

                  - the sum of all purchase payments made, less any amounts deducted in connection with partial withdrawals.

         If any owner dies and the oldest owner had an attained age greater than 80 on the contract date, the death benefit will be the contract value less any applicable withdrawal charges at the time of payment of benefits. For contracts issued on or after October 1, 1997, we will waive any withdrawal charges applied against the death benefit.

         b.  Differences Regarding When Death Benefit Will Be Paid

         In general, the death benefit of the New Contract will be payable on the death of the owner (or first owner to die if there is more than one owner). The death benefit of the Ven 3 and Ven 1 contracts is generally payable on the death of the annuitant (or last annuitant to die if there is more than one annuitant); if the owner predeceases the annuitant, the Ven 3 or Ven 1 contract value (as applicable) is paid, which may be a lesser amount than the death benefit payable on the death of the annuitant.

4.  Number of Investment Options.


         The New Contract provides for sixty-seven investment options (sixty-two variable and five fixed), except in Florida, Maryland and Oregon where two fixed investment options are available. If a contract is issued with GRIP II in the state of Washington, the fixed accounts including the DCA fixed account investment options will not be offered as investment options. However, if the contract is issued without GRIP II, then the five fixed accounts will be offered as investment options. Neither the Ven 3 contract nor the Ven 1 contract provide for fixed investment options. In addition, the Ven 1 contract offers only three variable investment options. The portfolios of Merrill Variable Funds are not available for investment for Ven 3 or Ven 1 contract owners.

5.  Annuity Purchase Rates.

         The annuity purchase rates guaranteed in the New Contract have been determined using 3% as opposed to 4% under the Ven 1 and Ven 3 contracts.

6.  Federal Tax Considerations.

         Certain Ven 3 and Ven 1 contracts may not be subject to some changes in the Federal tax law that have occurred since the contracts were issued, i.e., the contracts were "grandfathered." If such a grandfathered contract is exchanged, the New Contract is likely to be subject to the changes in the law. For example, annuity contracts issued on or prior to April 22, 1987 are generally not subject to Federal tax rules treating transfers of annuity contracts for inadequate consideration as taxable events. See "Taxation of Partial and Full Withdrawals" in the Federal Tax Matters section of this prospectus. A New Contract received in exchange for a Ven 3 or Ven 1 contract would, however, typically be subject to these rules.

                                   APPENDIX J


                 EXCHANGE OFFER - LIFESTYLE ANNUITY CONTRACTS


EXCHANGE OFFER IN ALL STATES EXCEPT NEW HAMPSHIRE, NEW YORK AND THE TERRITORY OF GUAM


      In all states except New Hampshire, New York and the territory of Guam, the contracts described in this Prospectus ("NEW CONTRACTS") may be issued in exchange for contracts previously issued by us. These annuity contracts were offered through the Lifestyle Multi-Account Flexible Payment Variable Annuity ("LIFESTYLE CONTRACT").



       We will permit an owner of an outstanding Lifestyle Contract to exchange the Lifestyle Contract for a New Contract without the imposition of a withdrawal charge at the time of exchange except a possible market value adjustment as described below. For purposes of computing the applicable withdrawal charge upon any withdrawals made subsequent to the exchange, the New Contract will be deemed to have been issued on the date the Lifestyle Contract was issued, and any purchase payment credited to the Lifestyle Contract will be deemed to have been credited to the New Contract on the date it was credited under the Lifestyle Contract. The death benefit under the New Contract on the date of its issue will be the contract value under the Lifestyle Contract on the date of exchange, and will "step up" annually thereafter as described in paragraph "5." below.



      The Guaranteed Retirement Income Program II ("GRIPII") described in the New Contract is not available for New Contracts issued in exchange for Lifestyle Contracts.


      Lifestyle Contract owners interested in a possible exchange should carefully review both the Lifestyle Contract prospectus and the remainder of this Prospectus before deciding to make an exchange.


      AN EXCHANGE MAY NOT BE IN THE BEST INTERESTS OF AN OWNER OF A LIFESTYLE CONTRACT. Further, under Lifestyle Contracts, a market value adjustment may apply to any amounts transferred from a fixed investment account in connection with an exchange. (Reference should be made to the discussion of the market value adjustment under "Market Value Adjustment" in the Lifestyle Contract prospectus.) We believe that an exchange as described above will not be a taxable event for Federal tax purposes; however, any owner considering an exchange should consult a tax adviser. We reserve the right to terminate this exchange offer or to vary its terms at any time.


      THE PRINCIPAL DIFFERENCES BETWEEN THE LIFESTYLE CONTRACTS AND THE NEW CONTRACTS ARE AS FOLLOWS:

      1. Separate Account and Fixed Account Expenses; Contract Owner Transaction Expenses

      The New Contract and the Lifestyle Contract have different separate account and fixed account annual expenses as well as different contract owner transaction expenses as noted in the chart below:

New Contract Separate Account Annual Expenses
(as a percentage of average account value)

Separate Account Annual Expenses

Mortality and expense risks fees..............................................  1.25%
Administration fee - asset based..............................................  0.15%
                                                                                -----
Total Separate Account Annual Expenses........................................  1.40%

New Contract Owner Transaction Expenses

Annual Administration Fee.....  $30*
Dollar Cost Averaging Charge..  none

*The $30 annual administration fee will not be assessed prior to the maturity date if at the time of its assessment the sum of all investment account values is greater than or equal to $100,000.

Lifestyle Contract Separate Account Annual Expenses

Separate Account Annual Expenses

Mortality and Expense Risks Charge                                            Annual Rate
                                                                              -----------
      Charged daily as a percentage of average Variable Account Values*         0.80%
      Charged monthly as a percentage of the policy month-start
        Variable and Fixed Account Assets*                                      0.45%
                                                                                -----
                                                                                1.25%

Other Separate Account Expenses
      Charge for administration charged daily as a percentage of average
        Variable Account Values                                                 0.20%
                                                                                -----
Total Separate Account Annual Expenses                                          1.45%

Lifestyle Contract Owner Transaction Expenses

Record Keeping Charge                                                           $30**
Dollar Cost Averaging Charge
  (if selected and applicable)                                                  $5***

*A mortality and expense risks charge of 0.80% per annum is deducted daily from separate account assets, and a mortality and expense risks charge of 0.45% per annum is deducted monthly from variable policy values and fixed account values.

**A record-keeping charge of 2% of the policy value up to a maximum of $30 is deducted during the accumulation period on the last day of a policy year. The charge is also deducted upon full surrender of a policy on a date other than the last day of a policy year.

***Transfers pursuant to the optional Dollar Cost Averaging program are free if policy value exceeds $15,000 at the time of the transfer, but otherwise incur a $5 charge.

      2.  Number of Variable Investment Options

      The Lifestyle Contract has eight variable investment options whereas the New Contract has sixty-two variable investment options.

      3.  Fixed Account Investment Options

      The Lifestyle Contract offers a Guaranteed Interest Account and prior to May 1, 2000 offered Fixed Accounts with guarantee periods ranging from 1 to 10 years whereas the New Contract offers five fixed account investment options: one, three, five and seven year guaranteed investment accounts and a dollar cost averaging fixed investment account, except in Florida, Maryland and Oregon where two fixed account investment options are offered: one year guaranteed investment account and a DCA fixed investment account. The Lifestyle Contract Guaranteed Interest Account credits a rate of interest that is subject to change daily. The New Contract does not offer a similar investment option. See "The Guaranteed Interest Account" in the Lifestyle Contract prospectus. The market value adjustment for the Lifestyle Contract Fixed Accounts is different from the market value charge for the New Contract fixed account investment options. The Lifestyle Contract adjustment and the New Contract charge both reduce the withdrawal amount when current interest rates are higher than the credited rate on the fixed investment although the magnitude of the adjustments may differ due to differences in adjustment formulas. The Lifestyle Contract adjustment also provides upside potential, increasing the withdrawal value when current interest rates are lower than the fixed account credited rate. The New Contract charge does not provide this upside potential. See "Market Value Adjustment" in the Lifestyle Contract prospectus and "Fixed Account Investment Options" in the New Contract prospectus.

      4.   Withdrawal Charges

      The withdrawal charges under the New Contract are different from the Lifestyle Contract. The withdrawal charges under the Lifestyle Contract and the New Contract are as follows:

                Lifestyle Contract                  New Contract
                ------------------                  ------------
          Number of                         Number of
       Complete Years                     Complete Years
          Purchase         Withdrawal        Purchase       Withdrawal
         Payments In         Charge        Payments in        Charge
          Contract         Percentage        Contract       Percentage
         -----------       ----------      -----------      ----------
              0                8%               0               6%
              1                8%               1               6%
              2                8%               2               5%
              3                6%               3               5%
              4                4%               4               4%
              5                2%               5               3%
              6+               0%               6               2%
                                                7+              0%

      5.  Minimum Death Benefit

      Differences between the Minimum Death Benefit of the Lifestyle Contract and the New Contract are as follows:

      Minimum Death Benefit for Lifestyle Contract


      Upon the occurrence of the death of the original policyowner, we will compare the policy value to the Survivor Benefit Amount (described below) and, if the policy value is lower, we will deposit sufficient funds into the Money Market Variable Account to make the policy value equal the Survivor Benefit Amount. Any funds which we deposit into the Money Market Variable Account will not be deemed a purchase payment for purposes of calculating withdrawal charges.



      The Survivor Benefit Amount is calculated as follows: (1) when the policy is issued, the Survivor Benefit Amount is set equal to the initial purchase payment; (2) each time a purchase payment is made, the Survivor Benefit Amount is increased by the amount of the purchase payment; (3) each time a withdrawal is made, the Survivor Benefit Amount is reduced by the same percentage as the Gross Withdrawal Amount (withdrawal amounts prior to deduction of charges and any adjustment for applicable market value adjustments) bears to the policy value; (4) in jurisdictions where it is allowed, on every sixth policy anniversary we will set the Survivor Benefit Amount to the greater of its current value or the policy value on that policy anniversary, provided the original contract owner is still alive and is not older than age 85.


      Minimum Death Benefit for New Contracts

The death benefit varies by state and date of issue as follows.

A.    The following death benefit generally applies to contracts issued:

On or After:     In the states of:

May 1, 1998      Alaska, Alabama, Arizona, Arkansas, California, Colorado,
                 Delaware, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa,
                 Kansas, Kentucky, Louisiana, Maine, Michigan, Mississippi,
                 Missouri, Nebraska, Nevada, New Jersey, New Mexico, North
                 Carolina, North Dakota, Ohio, Oklahoma, Pennsylvania, Rhode
                 Island, South Carolina, South Dakota, Tennessee, Utah,
                 Vermont, Virginia, West Virginia, Wisconsin, Wyoming

July 1, 1998     Minnesota, Montana, District of Columbia

October 1, 1998  Texas

February 1, 1999 Massachusetts

March 15, 1999   Florida, Maryland, Oregon

November 1, 1999 Washington

      If any owner dies and the oldest owner had an attained age of less than 81 years on the contract date, the death benefit will be determined as follows:

      During the first contract year, the death benefit will be the greater of:

      -     the contract value or

      - the sum of all purchase payments made, less any amounts deducted in connection with partial withdrawals.

      During any subsequent contract year, the death benefit will be the greater of:

      -     the contract value or

      - the death benefit on the last day of the previous contract year, plus any purchase payments made and less any amounts deducted in connection with partial withdrawals since then.

      If any owner dies on or after his or her 81st birthday, the death benefit will be the greater of:

      -     the contract value or

      - the death benefit on the last day of the contract year ending just prior to the owner's 81st birthday, plus any purchase payments made, less amounts deducted in connection with partial withdrawals.

      If any owner dies and the oldest owner had an attained age of 81 years or greater on the contract date, the death benefit will be the greater of:

      -     the contract value or

      - the sum of all purchase payments made, less any amounts deducted in connection with partial withdrawals.

B. The following death benefit generally applies to contracts issued in Puerto Rico, and to contracts issued:

Prior to:            In the states of:
May 1, 1998          Alaska, Alabama, Arizona, Arkansas, California, Colorado,
                     Delaware, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa,
                     Kansas, Kentucky, Louisiana, Maine, Michigan, Mississippi,
                     Missouri, Nebraska, Nevada, New Jersey, New Mexico, North
                     Carolina, North Dakota, Ohio, Oklahoma, Pennsylvania, Rhode
                     Island, South Carolina, South Dakota, Tennessee, Utah,
                     Vermont, Virginia, West Virginia, Wisconsin, Wyoming

June 1, 1998         Connecticut

July 1, 1998         Minnesota, Montana, District of Columbia

October 1, 1998      Texas

February 1, 1999     Massachusetts

March 15, 1999       Florida, Maryland, Oregon

November 1, 1999     Washington


      If any owner dies on or prior to his or her 85th birthday and the oldest owner had an attained age of less than 81 years on the contract date, the death benefit will be determined as follows:

      During the first contract year, the death benefit will be the greater of:

      -     the contract value or

      - the sum of all purchase payments made, less any amounts deducted in connection with partial withdrawals.

      During any subsequent contract year, the death benefit will be the greater of:

      -     the contract value or

      - the death benefit on the last day of the previous contract year, plus any purchase payments made and less any amounts deducted in connection with partial withdrawals since then.

      If any owner dies after his or her 85th birthday and the oldest owner had an attained age of less than 81 years on the contract date, the death benefit will be the greater of:

      -     the contract value or

      - the sum of all purchase payments made, less any amounts deducted in connection with partial withdrawals.

      If any owner dies and the oldest owner had an attained age greater than 80 on the contract date, the death benefit will be the contract value less any applicable withdrawal charges at the time of payment of benefits. For contracts issued on or after October 1, 1997, we will waive any withdrawal charges applied against the death benefit.

      6.  Annuity Payments

      Annuity payments under the Lifestyle Contract will be made on a fixed basis only whereas annuity payments under the New Contract may be made on a fixed or variable basis or a combination of fixed and variable bases.

      7.  Annuity Value Guarantee

      The Lifestyle Contract guarantees that, in those jurisdictions where permitted, under certain conditions the policy value available at the annuity commencement date will be the greater of the policy value or an amount reflecting the purchase payment and withdrawals made by the contract owner (the "Annuity Value Guarantee"). The New Contract does not have an Annuity Value Guarantee.

      8.  Annuity Purchase Rates

      The annuity purchase rates guaranteed in the New Contract are based on the 1983 Table A projected at Scale G, assume births in year 1942 and reflect an assumed interest rate of 3% per year. The annuity purchase rates guaranteed in the Lifestyle Contract are based on the 1983 Individual Annuity Mortality Tables and an assumed interest rate of 3% per year.

                                     * * * *

      Contract owners who do not wish to exchange their Lifestyle Contracts for the New Contracts may continue to make purchase payments to their Lifestyle Contracts. Or, they can keep their Lifestyle Contracts and buy a New Contract to which to apply additional purchase payments.

      The above comparison does not take into account differences between the Lifestyle Contracts, as amended by qualified plan endorsements, and the New Contracts, as amended by similar qualified plan endorsements. Owners using their Lifestyle Contract in connection with a qualified plan should consult a tax advisor. See also the Federal Tax Matters section of this prospectus and the Lifestyle Contract prospectuses.

                                   APPENDIX K


       Exchange Offer - Multi-Account Flexible Payment Variable Annuity


Exchange Offer in all States Except New Hampshire, New York and the Territory of Guam


      In all states except New Hampshire, New York and the territory of Guam, the contracts described in this Prospectus ("NEW CONTRACTS") may be issued in exchange for contracts previously issued by us. These annuity contracts were offered through the Multi-Account Flexible Payment Variable Annuity ("MULTI-ACCOUNT CONTRACT").



      The Company will permit an owner of an outstanding Multi-Account Contract to exchange the Multi-Account Contract for a New Contract without the imposition of a withdrawal charge at the time of exchange. For purposes of computing the applicable withdrawal charge upon any withdrawals made subsequent to the exchange, the New Contract will be deemed to have been issued on the date the Multi-Account Contract was issued, and any purchase payment credited to the Multi-Account Contract will be deemed to have been credited to the New Contract on the date it was credited under the Multi-Account Contract. The death benefit under the New Contract on the date of its issue will be the contract value under the Multi-Account Contract on the date of exchange, and will "step up" annually thereafter as described in paragraph "4." below.



      The Guaranteed Retirement Income Program II ("GRIP II") described in the New Contract is not available for New Contracts issued in exchange for Multi-Account Contracts.



       Multi-Account Contract owners interested in a possible exchange should carefully review both the Multi-Account Contract prospectus and the remainder of this Prospectus before deciding to make an exchange.



      An exchange may not be in the best interests of an owner of a Multi-Account Contract. We believe that an exchange as described above will not be a taxable event for Federal tax purposes; however, any owner considering an exchange should consult a tax adviser. We reserve the right to terminate this exchange offer or to vary its terms at any time.



      The principal differences between the Multi-Account Contract and the New Contract are as follows:


      1.  Separate Account Annual Expenses; Contract Owner Transaction
Expenses


      The New Contract and the Multi-Account Contract have different separate account and annual expenses as well as different contract owner transaction expenses as noted in the chart below:


New Contract Separate Account Annual Expenses
(as a percentage of average account value)

Separate Account Annual Expenses

Mortality and expense risks fees..............................................  1.25%
Administration fee - asset based..............................................  0.15%
                                                                                ----
Total Separate Account Annual Expenses........................................  1.40%

New Contract Owner Transaction Expenses

Annual Administration Fee.....  $30*
Dollar Cost Averaging Charge..  none

*The $30 annual administration fee will not be assessed prior to the maturity date if at the time of its assessment the sum of all investment accounts is greater than or equal to $100,000.


 Multi-Account Contract Separate Account Annual Expenses
(as a percentage of average account value)


Separate Account Annual Expenses

Mortality and expense risks fees..............................................  1.00%
Total Separate Account Annual Expenses........................................  1.00%

 Multi-Account Contract Contract Owner Transaction Expenses

Annual Contract Fee ..........................................................  $30*
Dollar Cost Averaging Charge
   (if selected and applicable) ..............................................  $5**

*An administration fee equal to 2% of the total policy value up to a maximum of $30 is deducted during the accumulation period on the last day of a policy year if the total policy value on that date is less than $25,000. The fee is also deducted on a pro rata basis upon full surrender of a policy on a date other than the last day of a policy year.

**Transfers pursuant to the optional Dollar Cost Averaging program are free if policy value exceed $15,000 at the time of the transfer, but otherwise incur a $5 charge.

      2.   Withdrawal Charges


      The withdrawal charges under the New Contract will be lower in certain cases. The withdrawal charges under the Multi-Account Contract and the New Contract are as follows:



               New Contract                      Multi-Account Contract
               ------------                      ----------------------
          Number of                         Number of
       Complete Years                     Complete Years
          Purchase         Withdrawal        Purchase       Withdrawal
         Payments In         Charge        Payments in        Charge
          Contract         Percentage        Contract       Percentage
         -----------       ----------      -----------      ----------
              0                6%               0               8%
              1                6%               1               7%
              2                5%               2               6%
              3                5%               3               5%
              4                4%               4               4%
              5                3%               5               3%
              6                2%               6               2%
              7+               0%               7               1%
                                                8+              0


      3. Number of Variable Investment Options and Fixed Account Investment Options


      The Multi-Account Contract has eight variable investment options whereas the New Contract has sixty-two variable investment options. The Multi-Account Contract has a Guaranteed Interest Account whereas the New Contract offers five fixed account investment options: one, three, five and seven year guaranteed investment accounts and a dollar cost averaging fixed investment account, except in Florida, Maryland and Oregon where two fixed account investment options are offered: one year guaranteed investment account and a dollar cost averaging fixed investment account. The Multi-Account Contract Guaranteed Interest Account has a credited rate of interest that is subject to change each contract anniversary. The New Contract fixed account investment options have an interest rate guaranteed for the duration of the guaranteed period. See Appendix A in the Multi-Account Contract prospectus and "Fixed Account Investment Options" in the New Contract prospectus.


      4.  Minimum Death Benefit


      Differences between Death Benefit of Multi-Account Contract and New Contract are as follows:


      Minimum Death Benefit for Manulife Annuity


       Multi-Account Contract does not have a minimum death benefit. Until a lump-sum distribution is made or an annuity option is elected, the variable policy value will continue to reflect the investment performance of the selected variable account unless a transfer or withdrawal is made by the beneficiary.

      Minimum Death Benefit for New Contracts

The death benefit varies by state and date of issue as follows.

A.    The following death benefit generally applies to contracts issued:


      On or After:          In the states of:
      May 1, 1998           Alaska, Alabama, Arizona, Arkansas, California, Colorado,
                            Delaware, Georgia,  Hawaii, Idaho, Illinois, Indiana, Iowa,
                            Kansas, Kentucky, Louisiana, Maine, Michigan, Mississippi,
                            Missouri, Nebraska, Nevada, New Jersey, New Mexico, North
                            Carolina, North Dakota, Ohio, Oklahoma, Pennsylvania, Rhode
                            Island, South Carolina, South Dakota, Tennessee, Utah, Vermont,
                            Virginia, West Virginia, Wisconsin, Wyoming

      June 1, 1998          Connecticut

      July 1, 1998          Minnesota, Montana, District of Columbia

      October 1, 1998       Texas

      February 1, 1999      Massachusetts

      March 15, 1999        Florida, Maryland, Oregon

      November 1, 1999      Washington


      If any owner dies and the oldest owner had an attained age of less than 81 years on the contract date, the death benefit will be determined as follows:

      During the first contract year, the death benefit will be the greater of:

-     the contract value or

- the sum of all purchase payments made, less any amounts deducted in connection with partial withdrawals.

      During any subsequent contract year, the death benefit will be the greater of:

-     the contract value or

- the death benefit on the last day of the previous contract year, plus any purchase payments made and less any amounts deducted in connection with partial withdrawals since then.

      If any owner dies on or after his or her 81st birthday, the death benefit will be the greater of:

-     the contract value or

- the death benefit on the last day of the contract year ending just prior to the owner's 81st birthday, plus any purchase payments made, less amounts deducted in connection with partial withdrawals.

      If any owner dies and the oldest owner had an attained age of 81 years or greater on the contract date, the death benefit will be the greater of:

-     the contract value or

- the sum of all purchase payments made, less any amounts deducted in connection with partial withdrawals.

B. The following death benefit generally applies to contracts issued in Puerto Rico, and to contracts issued:

      Prior to:        In the states of:

      May 1, 1998      Alaska, Alabama, Arizona, Arkansas, California, Colorado,
                       Delaware, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas,
                       Kentucky, Louisiana, Maine, Michigan, Mississippi, Missouri,
                       Nebraska, Nevada, New Jersey, New Mexico, North Carolina, North
                       Dakota, Ohio, Oklahoma, Pennsylvania, Rhode Island, South
                       Carolina, South Dakota, Tennessee, Utah, Vermont, Virginia, West
                       Virginia, Wisconsin, Wyoming

      June 1, 1998     Connecticut

      July 1, 1998     Minnesota, Montana, District of Columbia

      October 1, 1998  Texas

      February 1 1999  Massachusetts

      March 15, 1999   Florida, Maryland, Oregon

      November 1, 1999 Washington


      If any owner dies on or prior to his or her 85th birthday and the oldest owner had an attained age of less than 81 years on the contract date, the death benefit will be determined as follows:

      During the first contract year, the death benefit will be the greater of:

      -     the contract value or

      - the sum of all purchase payments made, less any amounts deducted in connection with partial withdrawals.

      During any subsequent contract year, the death benefit will be the greater of:

      -     the contract value or

      - the death benefit on the last day of the previous contract year, plus any purchase payments made and less any amounts deducted in connection with partial withdrawals since then.

      If any owner dies after his or her 85th birthday and the oldest owner had an attained age of less than 81 years on the contract date, the death benefit will be the greater of:

      -     the contract value or

      - the sum of all purchase payments made, less any amounts deducted in connection with partial withdrawals.

      If any owner dies and the oldest owner had an attained age greater than 80 on the contract date, the death benefit will be the contract value less any applicable withdrawal charges at the time of payment of benefits. For contracts issued on or after October 1, 1997, we will waive any withdrawal charges applied against the death benefit.

      5.  Annuity Purchase Rates

      The annuity purchase rates guaranteed in the New Contract are based on the 1983 Table A projected at Scale G, assume births in year 1942 and reflect an assumed interest rate of 3% per year. The annuity purchase rates guaranteed in the Manulife Annuity Contract are based on the 1983 Individual Annuity Mortality Tables and an assumed interest rate of 4% per year.

      6.  Annuity Payments


      Annuity payments under the Multi-Account Contract will be made on a fixed basis only whereas annuity payments under the New Contract may be made on a fixed or variable basis or a combination of fixed and variable bases.

      7.  Minimum Guaranteed Interest Rate on Guaranteed Interest Account


      The minimum guaranteed interest rate for the Multi-Account Contract Guaranteed Interest Account is 4% whereas the minimum guaranteed interest rate for the New Contract fixed account investment options is 3%.


                                   * * * *


      Contract owners who do not wish to exchange their Multi-Account Contract Contracts for the New Contracts may continue to make purchase payments to their Multi-Account Contracts. Or, they can keep their Multi-Account Contracts and buy a New Contract to which to apply additional purchase payments.



      The above comparison does not take into account differences between the Multi-Account Contracts, as amended by qualified plan endorsements, and the New Contracts, as amended by similar qualified plan endorsements. Owners using their Multi-Account Contract in connection with a qualified plan should consult a tax advisor. See also the Federal Tax Matters section of this prospectus and the Multi-Account Contract prospectuses.

                                   APPENDIX L

                              Qualified Plan Types

      Set forth below are brief descriptions of the types of qualified plans in connection with which we will issue contracts. Certain potential tax consequences associated with use of the contract in connection with qualified plans are also described. Persons intending to use the contract in connection with qualified plans should consult their tax advisor.

      Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." IRAs are subject to limits on the amounts that may be contributed and deducted, the persons who may be eligible and on the time when distributions may commence. Also, distributions from certain other types of qualified retirement plans may be "rolled over" on a tax-deferred basis into an IRA. The contract may not, however be used in connection with an "Education IRA" under Section 530 of the Code.

      IRAs generally may not provide life insurance coverage, but they may provide a death benefit that equals the greater of the premiums paid and the contract value. The contract provides a death benefit that in certain circumstances may exceed the greater of the purchase payments and the contract value. It is possible that the contract's death benefit could be viewed as providing life insurance coverage with the result that the contract would not be viewed as satisfying the requirements of an IRA.

      Simplified Employee Pensions (SEP-IRAs). Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees, using the employees' IRAs for such purposes, if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to IRAs. As discussed above (see "Individual Retirement Annuities"), there is some uncertainty regarding the treatment of the contract's death benefit for purposes of the tax rules governing IRAs (which would include SEP-IRAs).

      SIMPLE IRAs. Section 408(p) of the Code permits certain small employers to establish "SIMPLE retirement accounts," including SIMPLE IRAs, for their employees. Under SIMPLE IRAs, certain deductible contributions are made by both employees and employers. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence. As discussed above (see Individual Retirement Annuities), there is some uncertainty regarding the proper characterization of the contract's death benefit for purposes of the tax rules governing IRAs (which would include SIMPLE IRAs).

      Roth IRAs. Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a "Roth IRA." Roth IRAs are generally subject to the same rules as non-Roth IRAs, but differ in certain respects.

      Among the differences are that contributions to a Roth IRA are not deductible and "qualified distributions" from a Roth IRA are excluded from income. A qualified distribution is a distribution that satisfies two requirements. First, the distribution must be made in a taxable year that is at least five years after the first taxable year for which a contribution to any Roth IRA established for the owner was made. Second, the distribution must be:

      -     made after the owner attains age 59-1/2;

      -     made after the owner's death;

      -     attributable to the owner being disabled; or

      -     a qualified first-time homebuyer distribution within the meaning of
            Section 72(t)(2)(F) of the Code.

      In addition, distributions from Roth IRAs need not commence when the owner attains age 70-1/2. A Roth IRA may accept a "qualified rollover contribution" from a non-Roth IRA, but a Roth IRA may not accept rollover contributions from other qualified plans.

      As described above (see "Individual Retirement Annuities"), there is some uncertainty regarding the proper characterization of the contract's death benefit for purposes of the tax rules governing IRAs (which include Roth IRAs). Also, the state tax treatment of a Roth IRA may differ from the Federal income tax treatment of a Roth IRA.

      Corporate and Self-Employed ("H.R. 10" and "Keogh") Pension and Profit-Sharing Plans. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the contracts in order to provide benefits under the plans. The contract provides a death benefit that in certain circumstances may exceed the greater of the purchase payments and the contract value. It is possible that the IRS could characterize the death benefit as an "incidental death benefit." There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in current taxable income to participants.

      Tax-Sheltered Annuities. Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of purchase payments from gross income for tax purposes. These annuity contracts are commonly referred to as "tax-sheltered annuities." Purchasers of the contracts for such purposes should seek competent advice as to eligibility, limitations on permissible amounts of purchase payments and other tax consequences associated with the contracts. In particular, purchasers should consider that the contract provides a death benefit that in certain circumstances may exceed the greater of the purchase payments and the contract value. It is possible that the IRS could characterize the death benefit as an "incidental death benefit." If so, the contract owner could be deemed to receive currently taxable income. In addition, there are limitations on the amount of incidental benefits that may be provided under a tax-sheltered annuity. Even if the IRS characterized the benefit under the contract as an incidental death benefit, the death benefit is unlikely to violate those limits unless the purchaser also purchases a life insurance contract as part of his or her tax-sheltered annuity plan.

      Tax-sheltered annuity contracts must contain restrictions on withdrawals of:

      - contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988,

      -     earnings on those contributions, and

      - earnings after 1988 on amounts attributable to salary reduction contributions (and earnings on those contributions) held as of the last day of the year beginning before January 1, 1989.

These amounts can be paid only if the employee has reached age 59-1/2, separated from service, died, or become disabled (within the meaning of the tax law), or in the case of hardship (within the meaning of the tax law). Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon cannot be distributed on account of hardship. Amounts subject to the withdrawal restrictions applicable to Section 403(b)(7) custodial accounts may be subject to more stringent restrictions. (These limitations on withdrawals do not apply to the extent we are directed to transfer some or all of the contract value to the issuer of another tax-sheltered annuity or into a
Section 403(b)(7) custodial account.)

      Deferred Compensation Plans of State and Local Governments and Tax-Exempt Organizations. Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for Federal income tax purposes. The contract will be issued in connection with a Section 457 deferred compensation plan sponsored by a state or local government only if the plan has established a trust to hold plan assets, including the contract.

                                   APPENDIX M




GUARANTEED RETIREMENT INCOME PROGRAM



      The original Guaranteed Retirement Income Program ("GRIP") was available in certain states for contracts issued between May 1, 1998 and June 29, 2001 (except for Ven 7, Ven 8, Ven 3 or Ven 1 contracts). If a contract was issued with GRIP in the state of Washington, the fixed accounts including the DCA fixed investment account are not offered as investment options. However, if the contract was issued without GRIP, then the five fixed accounts are offered as investment options.



      GRIP guarantees a minimum lifetime fixed income benefit in the form of fixed monthly annuity payments. GRIP is based on the aggregate net purchase payments applied to the contract, accumulated at a growth factor, minus an adjustment for any partial withdrawals. The amount of the monthly annuity payment provided by GRIP is determined by applying the Income Base, described below, to the annuity purchase rates in the GRIP Rider. Because the fixed annuity options provided for in the contract are based on the contract value at the time of annuitization and current annuity purchase rates, the amount of the monthly payments under such options may exceed the monthly payments provided by the GRIP Rider. If GRIP is exercised and the annuity payment available under the contract is greater than the monthly payment provided by the GRIP Rider, we will pay the monthly annuity payment available under the contract.



      Income Base.  The Income Base is equal to (a) less (b), where:



(a) is the sum of all purchase payments made, accumulated at the growth factor indicated below starting on the date each payment is allocated to the contract, and



(b) is the sum of Income Base reductions on a pro rata basis in connection with partial withdrawals taken, accumulated at the growth factor indicated below starting on the date each deduction occurs.



The growth factor is 6% per annum for annuitant issue ages up to age 75, and 4% per annum for annuitant issue ages 76 or older. The growth factor is reduced to 0% once the annuitant has attained age 85. Income Base reduction on a pro rata basis is equal to the Income Base immediately prior to a partial withdrawal multiplied by the percentage reduction in contract value resulting from a partial withdrawal.



      GRIP can only be elected at issue and, once elected, is irrevocable.



      The Income Base is also reduced for any withdrawal charge remaining on the date GRIP is exercised. We reserve the right to reduce the Income Base by any premium taxes that may apply.



      The Income Base is used solely for purposes of calculating GRIP and does not provide a contract value or guarantee performance of any investment option.



      Step-Up of Income Base. Within 30 days immediately following any contract anniversary, you may elect to step-up the Income Base to the contract value on that contract anniversary by sending us a written request. If you elect to step-up the Income Base, the earliest date that you may exercise GRIP is extended to the seventh contract anniversary following the most recent date the Income Base was stepped-up to contract value (the "Step-Up Date").



      Following a step-up of the Income Base, the Income Base as of the Step-Up Date is equal to the contract value on the Step-Up Date. For purposes of subsequent calculation of the Income Base, the contract value on the Step-Up Date will be treated as a purchase payment made on that date. In addition, all purchase payments made and all amounts deducted in connection with partial withdrawals prior to the Step-Up Date will not be considered in determining the Income Base.



      Conditions of Exercise of GRIP. GRIP may be exercised subject to the following conditions:



      1. GRIP must be exercised within 30 days immediately following an Election Date. An Election Date is the seventh or later contract anniversary following the date GRIP is elected or, in the case of a step-up of the Income Base, the seventh or later contract anniversary following the Step-Up Date.



      2. GRIP must be exercised by the later of (i) the contract anniversary immediately prior to the annuitant's 85th birthday or (ii) the tenth contract anniversary.



      Monthly Income Factors. GRIP may be used to purchase a guaranteed lifetime income under the following annuity options: (1) Life Annuity with a 10-Year Period Certain or (2) Joint and Survivor Life Annuity with a 20-Year Period Certain.

      Option 1: Life Annuity with a 10-Year Period Certain - An annuity with payments guaranteed for 10 years and continuing thereafter during the lifetime of the annuitant. Since payments are guaranteed for 10 years, annuity payments will be made to the end of such period if the annuitant dies prior to the end of the tenth year.



      Option 2: Joint & Survivor Life Annuity with a 20-Year Period Certain - An annuity with payments guaranteed for 20 years and continuing thereafter during the lifetime of the annuitant and a designated co-annuitant. Since payments are guaranteed for 20 years, annuity payments will be made to the end of such period if both the annuitant and the co-annuitant die prior to the end of the twentieth year.



      The monthly income factors depend upon the annuitant's (and co-annuitant's, if any) sex and age (nearest birthday) and the annuity option selected. The factors are based on the 1983 Table A projected at Scale G, and reflect an assumed interest rate of 3% per year. The annuitant may only be changed to an individual that is the same age or younger than the current annuitant. Unisex rates are used when determining the monthly income factor for employer-sponsored qualified contracts




      The use of GRIP is limited in connection with qualified plans, including an IRA, because of the minimum distribution requirements imposed by Federal tax law on these plans. In general, if GRIP is not exercised on or before the date required minimum distribution must begin under a qualified plan, you or your beneficiary may be unable to exercise the GRIP benefit under the.



      Hence, you should consider that since (a) GRIP may not be exercised until the 7th contract anniversary after its election and (b) the election of GRIP is irrevocable, there can be circumstances under a qualified plan in which you will be charged an annual GRIP fee (discussed further below), notwithstanding that neither you nor your beneficiary may be able to exercise GRIP because of the restrictions imposed by the minimum distribution requirements. In light of the foregoing, if you plan to exercise GRIP after your required minimum distribution beginning date under a qualified plan, you should consider whether GRIP is appropriate for your circumstances. Please consult your advisor.



      In order to comply with applicable Federal income tax laws, in some circumstances, we will shorten the guarantee period under an annuity option so that it does not exceed the life expectancy of the annuitants, or the joint life expectancy of the joint annuitant, depending on the annuity option chosen. Once the guarantee period is shortened upon exercise of GRIP, it will not be further reduced. The guarantee period will never be increased based on the life expectancy of the annuitant or at any other time or due to any other event.



      Illustrated below are GRIP amounts per $100,000 of initial purchase payments, for a male annuitant and a female co-annuitant both age 60 (at issue), on contract anniversaries as indicated below, assuming no subsequent purchase payments or withdrawals and assuming there was no step-up of the Income Base.



                                                   GRIP-Annual Income
                        GRIP-Annual Income Life   Joint & Survivor Life
 Contract Anniversary     Annuity with 10 Year    Annuity with 20 Year
      at Election            Period Certain          Period Certain
 --------------------   ----------------------    --------------------
           7                    $ 9,797                  $ 7,830
          10                    $12,593                  $ 9,842
          15                    $19,124                  $14,293



      GRIP Fee. The risk assumed by us associated with GRIP is that the annuity benefits payable under GRIP are greater than the annuity benefits that would have been payable had the owner selected another annuity benefit permitted by the contract (see "ANNUITY PROVISIONS"). To compensate us for this risk, we charge an annual GRIP Fee (the "GRIP" Fee). On or before the Maturity Date, the GRIP Fee is deducted on each contract anniversary. The amount of the GRIP Fee is equal to 0.25% multiplied by the Income Base in effect on that contract anniversary. The fee is withdrawn from each investment option in the same proportion that the value of the investment account of each investment option bears to the contract value.



      In the case of full withdrawal of contract value on any date other than the contract anniversary, we will deduct the GRIP Fee from the amount paid upon withdrawal. In the case of a full withdrawal, the GRIP Fee is equal to 0.25% multiplied by the Income Base immediately prior to withdrawal. The GRIP Fee will not be deducted during the annuity period. For purposes of determining the Rider Fee, annuity payment commencement shall be treated as a full withdrawal.



      GRIP does not provide contract value or guarantee performance of any investment option. Because this benefit is based on conservative actuarial factors, the level of lifetime income that it guarantees may often be less than the level that would be provided by application of contract value at current annuity factors. Therefore, GRIP should be regarded as a safety net. As described above under "Guaranteed Retirement Income Program," withdrawals will reduce GRIP.



Termination of GRIP



      GRIP will terminate upon the earliest to occur of:



      (a) the contract anniversary immediately prior to the oldest annuitant's 85th birthday or the tenth contract anniversary, if later;



      (b)   termination of the contract for any reason; or



      (c)   exercise of GRIP.

                                     PART B

                           INFORMATION REQUIRED IN A

                      STATEMENT OF ADDITIONAL INFORMATION

                       STATEMENT OF ADDITIONAL INFORMATION

               THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               SEPARATE ACCOUNT H



                                       OF



                THE MANUFACTURERS LIFE INSURANCE COMPANY(U.S.A.)




                       FLEXIBLE PURCHASE PAYMENT DEFERRED
                 COMBINATION FIXED AND VARIABLE ANNUITY CONTRACT
                                NON-PARTICIPATING








      This Statement of Additional Information is not a Prospectus. It contains information in addition to that described in the Prospectus and should be read in conjunction with the Prospectus dated the same date as this Statement of Additional Information. The Prospectus may be obtained by writing The Manufacturers Life Insurance Company (U.S.A.) at the mailing address of the Annuity Service Office, P.O. Box 9230, Boston, Massachusetts 02205-9230 or telephoning (800) 344-1029.



         The date of this Statement of Additional Information is January 1, 2002


                The Manufacturers Life Insurance Company (U.S.A.)


                              38500 Woodward Avenue



                        Bloomfield Hills, Michigan 48304


                                 (617) 663-3000

                                 (800) 344-1029




 VENTURE.SAI 1/2002(MLAM)

                           STATEMENT OF ADDITIONAL INFORMATION

                                    TABLE OF CONTENTS

General Information and History...............................................    3
Performance Data..............................................................    3
Services
     Independent Auditors.....................................................   22
     Servicing Agent..........................................................   22
     Principal Underwriter....................................................   22
Audited Financial Statements..................................................   23

                             GENERAL INFORMATION AND HISTORY



      The Manufacturers Life Insurance Company (U.S.A.) Separate Account H ("VARIABLE ACCOUNT") is a separate investment account of The Manufacturers Life Insurance Company (U.S.A.) ("WE" or "US" or "MANULIFE U.S.A."). We are a stock life insurance company incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and redomesticated under the laws of Michigan. Our principal office is located at 38500 Woodward Avenue, Bloomfield Hills, Michigan 48304. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.


      The Variable Account was established on August 24, 1984 as a separate account of The Manufacturers Life Insurance Company of North America ("Manulife North America"), another wholly-owned subsidiary of MFC which on January 1, 2002 merged into Manulife U.S.A. As a result of this merger, Manulife U.S.A. became the owner of all of Manulife North America's assets, including the assets of the Variable Account and assumed all of Manulife North America's obligations including those under the contracts. The merger had no other effect on the terms and conditions of the contracts or on your allocations among investment options.

      Our financial statements which are included in the Statement of Additional Information should be considered only as bearing on our ability to meet our obligations under the contracts. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

                                     PERFORMANCE DATA

      Each of the sub-accounts may in its advertising and sales materials quote total return figures. The sub-accounts may advertise both "standardized" and "non-standardized" total return figures, although standardized figures will always accompany non-standardized figures. Non-standardized total return figures may be quoted assuming both:

      -     redemption at the end of the time period, and

      -     no redemption at the end of the time period.

Standardized figures include total return figures from:

      - the inception date of the sub-account of the Variable Account which invests in the portfolio, or

      -     ten years, whichever period is shorter.

Non-standardized figures include total return figures from:

      -     inception date of the portfolio, or

      -     ten years, whichever period is shorter.

      Such figures will always include the average annual total return for recent one year and, when applicable, five and ten year periods, and where less than ten years, the inception date of the sub-account, in the case of standardized returns, and the inception date of the portfolio, in the case of non-standardized returns. Where the period since inception is less than one year, the total return quoted will be the aggregate total return for the period. The average annual total return is the average annual compounded rate of return that equates a purchase payment to the market value of such purchase payment on the last day of the period for which such return is calculated. The aggregate total return is the percentage change (not annualized) that equates a purchase payment to the market value of such purchase payment on the last day of the period for which such return is calculated. For purposes of the calculations it is assumed that an initial payment of $1,000 is made on the first day of the period for which the return is calculated.

      In calculating standardized return figures, all recurring charges (all asset charges - mortality and expense risk fees, administrative fees) are reflected, and the asset charges are reflected in changes in unit values. Standardized total return figures will be quoted assuming redemption at the end of the period. Non-standardized total return figures reflecting redemption at the end of the time period are calculated on the same basis as the standardized returns. Non-standardized total return figures not reflecting redemption at the end of the time period are calculated on the same basis as the standardized returns except that the calculations assume no redemption at the end of the period and do not reflect deduction of the annual contract fee. We believe such non-standardized figures not reflecting redemptions at the end of the time period are useful to contract owners who wish to assess the performance of an ongoing contract of the size that is meaningful to the individual contract owner.

      For total return figures quoted for periods prior to the commencement of the offering of the contract, standardized performance data will be the historical performance of the Trust or Merrill Variable Funds portfolio from the date the applicable sub-account of the Variable Account first became available for investment under other contracts offered by us; adjusted to reflect current contract charges. In the case of non-standardized performance, performance figures will be the historical performance of the Trust or Merrill Variable Funds portfolio from the inception date of the portfolio (or in the case of the Trust portfolios created in connection with the merger of Manulife Series Fund, Inc. into the Trust, the inception date of the applicable predecessor Manulife Series Fund, Inc. portfolio), adjusted to reflect current contract charges.


                STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES(C)
                       CALCULATED AS OF DECEMBER 31, 2000


               (NOT REFLECTING THE OPTIONAL GEM AND GRIP II FEES)




                                                                               SINCE INCEPTION
                                                                                 OR 10 YEARS,
                                                                                  WHICHEVER IS     INCEPTION
PORTFOLIO                                          1 YEAR            5 YEAR         SHORTER          DATE(A)
------------------------------------------------------------------------------------------------------------
Internet Technologies                                N/A               N/A          -47.07%         05/01/00

Pacific Rim Emerging Markets                      -29.34%              N/A           -8.41%         01/01/97

Science & Technology                              -38.32%              N/A           17.73%         01/01/97

International Small Cap                           -33.78%              N/A            8.22%         03/04/96

Aggressive Growth                                  -3.97%              N/A            6.75%         01/01/97

Emerging Small Company                            -10.74%              N/A           15.92%         01/01/97

Small Company Blend                               -25.05%              N/A           -2.86%         05/03/99

Dynamic Growth                                       N/A               N/A          -39.99%         05/01/00

Mid Cap Stock                                     -10.43%              N/A           -6.50%         05/03/99

All Cap Growth                                    -16.75%              N/A           13.77%         03/04/96

Overseas                                          -24.11%             4.59%           4.92%         01/09/95

International Stock                               -22.11%              N/A            3.67%         01/01/97

International Value                               -12.74%              N/A           -6.31%         05/03/99

Capital Appreciation                                 N/A               N/A          -17.14%         11/01/00

Strategic Opportunities                           -12.66%            11.26%          13.08%(C)      06/18/85

Global Equity                                       4.59%            10.03%           9.64%(B)      03/18/88

Growth                                            -32.04%              N/A            10.59%        07/15/96

Large Cap Growth                                  -19.96%             9.34%          10.33%(C)      08/03/89

Quantitative Equity                                -0.91%              N/A            18.58%        01/01/97


Blue Chip Growth                                   -9.31%            16.87%           11.73%        12/11/92

Real Estate Securities                             17.91%             N/A             1.37%         01/01/97

Small Company Value                                -1.25%              N/A            -1.63%        10/01/97

Value                                              16.79%              N/A             7.23%        01/01/97

Tactical Allocation                                  N/A               N/A            -9.28%        05/01/00

Growth & Income                                   -13.35%            15.80%           13.89%        04/23/91

U.S. Large Cap Value                               -4.17%              N/A            -1.53%        05/03/99

Equity-Income                                       5.38%            12.55%           12.35%        02/19/93

Income & Value                                     -2.17%             8.68%            9.54%(B)     08/03/89

Balanced                                          -15.40%              N/A             2.18%        01/01/97

High Yield                                        -15.06%              N/A             0.65%        01/01/97

Strategic Bond                                      0.09%             5.01%            5.65%        02/19/93

Global Bond                                        -5.19%             1.27%            5.36%(B)     03/18/88

Total Return                                        3.36%              N/A             0.78%        05/03/99

Investment Quality Bond                             1.97%             3.43%            5.92%(B)     06/18/85

Diversified Bond                                    2.82%             5.79%            7.43%(B)     08/03/89

U.S. Government Securities                          3.33%             3.72%            5.56%(B)     03/18/88

Money Market                                       -1.30%             2.94%            3.20%(B)     06/18/85

Small Cap Index                                      N/A               N/A           -12.24%        05/01/00

International Index                                  N/A               N/A           -15.47%        05/01/00

Mid Cap Index                                        N/A               N/A             0.36%        05/01/00

Total Stock Market Index                             N/A               N/A           -15.66%        05/01/00

500 Index                                            N/A               N/A           -15.22%        05/01/00

Lifestyle Aggressive 1000                         -11.49%              N/A             3.44%        01/07/97

Lifestyle Growth 820                               -9.51%              N/A             5.57%        01/07/97

Lifestyle Balanced 640                             -4.40%              N/A             6.04%        01/07/97

Lifestyle Moderate 460                             -2.80%              N/A             6.31%        01/07/97

Lifestyle Conservative 280                          0.39%              N/A             5.97%        01/07/97

Merrill Lynch Small Cap Value  Focus - Class B      6.94%              N/A             4.38%        10/13/97


Merrill Lynch Basic Value  Focus - Class B          4.86%              N/A             7.70%        10/13/97

Merrill Lynch Developing Capital Markets
Focus - Class B                                   -33.47%              N/A           -13.56%        10/13/97



(A) Inception date of the sub-account of the Variable Account which invests in the portfolio.



(B)   10 year average annual return.

       (C) See charts below for Ven 7 and Ven 8 contracts total return figures


              NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES(C)
               (ASSUMING REDEMPTION AT THE END OF THE TIME PERIOD)
                       CALCULATED AS OF DECEMBER 31, 2000

               (NOT REFLECTING THE OPTIONAL GEM AND GRIP II FEES)


                                                                  SINCE INCEPTION
                                                                   OR 10 YEARS,
                                                                     WHICHEVER IS      INCEPTION
PORTFOLIO                            1 YEAR           5 YEAR           SHORTER            DATE
------------------------------------------------------------------------------------------------
Internet Technologies                  N/A               N/A           -47.07%          05/01/00


Pacific Rim Emerging Markets        -29.34%            -5.28%           -3.44%          10/04/94


Science & Technology                -38.32%              N/A            17.73%          01/01/97

International Small Cap             -33.78%              N/A             8.22%          03/04/96

Aggressive Growth                    -3.97%              N/A             6.75%          01/01/97

Emerging Small Company              -10.74%              N/A            15.92%          01/01/97

Small Company Blend                 -25.05%              N/A            -2.86%          05/03/99

Dynamic Growth                         N/A               N/A           -39.99%          05/01/00

Mid Cap Stock                       -10.43%              N/A            -6.50%          05/03/99

All Cap Growth                      -16.75%              N/A            13.77%          03/04/96

Overseas                            -24.11%             4.59%            4.92%          01/09/95

International Stock                 -22.11%              N/A             3.67%          01/01/97

International Value                 -12.74%              N/A            -6.31%          05/03/99

Capital Appreciation                   N/A               N/A           -17.14%          11/01/00

Strategic Opportunities             -12.66%            11.26%           13.08%(B)       06/18/85

Global Equity                         4.59%            10.03%            9.64%(B)       03/18/88

Growth                              -32.04%              N/A            10.59%          07/15/96

Large Cap Growth                    -19.96%             9.34%           10.33%(B)       08/03/89

Quantitative Equity(A)               -0.91%            18.14%           15.51%(B)       04/30/87

Blue Chip Growth                     -9.31%            16.87%           11.73%          12/11/92

Real Estate Securities(A)            17.91%             6.87%           12.12%(B)       04/30/87

Small Company Value                  -1.25%              N/A            -1.63%          10/01/97

Value                                16.79%              N/A             7.23%          01/01/97

Tactical Allocation                    N/A               N/A            -9.28%          05/01/00

Growth & Income                     -13.35%            15.80%           13.89%          04/23/91

U.S. Large Cap Value                 -4.17%              N/A            -1.53%          05/03/99

Equity-Income                         5.38%            12.55%           12.35%          02/19/93

Income & Value                       -2.17%             8.68%            9.54%(B)       08/03/89

Balanced                            -15.40%              N/A             2.18%          01/01/97

High Yield                          -15.06%              N/A             0.65%          01/01/97

Strategic Bond                        0.09%             5.01%            5.65%          02/19/93

Global Bond                          -5.19%             1.27%            5.36%(B)       03/18/88

Total Return                          3.36%              N/A             0.78%          05/03/99

Investment Quality Bond               1.97%             3.43%            5.92%(B)       06/18/85

Diversified Bond                      2.82%             5.79%            7.43%(B)       08/03/89

U.S. Government Securities            3.33%             3.72%            5.56%(B)       03/18/88

Money Market                         -1.30%             2.94%            3.20%(B)       06/18/85

Small Cap Index                        N/A               N/A           -12.24%          05/01/00

International Index                    N/A               N/A           -15.47%          05/01/00

Mid Cap Index                          N/A               N/A             0.36%          05/01/00

Total Stock Market Index               N/A               N/A           -15.66%          05/01/00

500 Index                              N/A               N/A           -15.22%          05/01/00

Lifestyle Aggressive 1000           -11.49%              N/A             3.44%          01/07/97

Lifestyle Growth 820                 -9.51%              N/A             5.57%          01/07/97

Lifestyle Balanced 640               -4.40%              N/A             6.04%          01/07/97

Lifestyle Moderate 460               -2.80%              N/A             6.31%          01/07/97

Lifestyle Conservative 280            0.39%              N/A             5.97%          01/07/97

Merrill Lynch Small Cap
Value Focus - Class B                  6.94%             N/A             4.38%          10/13/97

Merrill Lynch Basic Value
Focus - Class B                        4.86%             N/A             7.70%          10/13/97

Merrill Lynch Developing
Capital Markets Focus - Class B      -33.47%              N/A           -13.56%          10/13/97


  (A) Performance for each of these sub-accounts is based upon the historical performance of the portfolio, adjusted to reflect current contract charges. On December 31, 1996, Manulife Series Fund, Inc. merged with the Trust. Performance for each of these sub-accounts is based on the historical performance of the respective predecessor Manulife Series Fund, Inc. Portfolio for periods prior to December 31, 1996.



  (B)    10 year average annual return.



  (C)   See charts below for Ven 7 and Ven 8 contracts total return figures.

            NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES(C)
             (ASSUMING NO REDEMPTION AT THE END OF THE TIME PERIOD)
                       CALCULATED AS OF DECEMBER 31, 2000
               (NOT REFLECTING THE OPTIONAL GEM AND GRIP II FEES)



                                                                      SINCE INCEPTION
                                                                       OR 10 YEARS,
                                                                         WHICHEVER IS   INCEPTION
PORTFOLIO                               1 YEAR              5 YEAR         SHORTER         DATE
------------------------------------------------------------------------------------------------
Internet Technologies                      N/A                N/A          -44.27%        05/01/00

Pacific Rim Emerging Markets (A)        -25.42%             -4.55%          -3.10%        10/04/94

Science & Technology                    -34.98%               N/A           18.53%        01/01/97

International Small Cap                 -30.14%               N/A            8.87%        03/04/96

Aggressive Growth                         1.57%               N/A            7.81%        01/01/97

Emerging Small Company                   -5.63%               N/A           16.75%        01/01/97

Small Company Blend                     -20.85%               N/A            0.49%        05/03/99

Dynamic Growth                             N/A                N/A          -36.74%        05/01/00

Mid Cap Stock                            -5.30%               N/A           -3.29%        05/03/99

All Cap Growth                          -12.03%               N/A           14.31%        03/04/96

Overseas                                -19.85%              5.30%           5.35%        01/09/95

International Stock                     -17.73%               N/A            4.82%        01/01/97

International Value                      -7.76%               N/A           -3.09%        05/03/99

Capital Appreciation                       N/A                N/A          -12.44%        11/01/00

Strategic Opportunities                  -7.67%             11.81%          13.11%(C)     06/18/85

Global Equity                            10.64%             10.61%          9.67%(C)      03/18/88

Growth                                  -28.30%               N/A           11.25%        07/15/96

Large Cap Growth                        -15.43%              9.94%          10.36%(C)     08/03/89

Quantitative Equity(A)                    4.83%             18.58%          15.54%(C)     04/30/87

Blue Chip Growth                         -4.11%             17.33%          11.77%        12/11/92

Real Estate Securities(A)                23.96%              7.52%          12.15%(B)     04/30/87

Small Company Value                       4.46%               N/A           -0.16%        10/01/97

Value                                    22.84%               N/A            8.28%        01/01/97

Tactical Allocation                        N/A                N/A           -4.08%        05/01/00

Growth & Income                          -8.41%             16.27%          13.92%        04/23/91

U.S. Large Cap Value                      1.36%               N/A            1.88%        05/03/99

Equity-Income                            11.43%             13.09%          12.38%        02/19/93

Income & Value                            3.48%              9.29%           9.57%(B)     08/03/89

Balanced                                -10.59%               N/A            3.37%        01/01/97

High Yield                              -10.23%               N/A            1.87%        01/01/97

Strategic Bond                            5.89%              5.71%           5.70%        02/19/93

Global Bond                               0.27%              2.07%           5.39%(B)     03/18/88

Total Return                              9.37%               N/A            4.28%        05/03/99

Investment Quality Bond                   7.89%              4.16%           5.96%(B)     06/18/85

Diversified Bond                          8.79%              6.46%           7.47%(B)     08/03/89

U.S. Government Securities                9.33%              4.45%           5.60%(B)     03/18/88

Money Market                              4.41%              3.69%           3.24%(B)     06/18/85

Small Cap Index                            N/A                N/A           -7.23%        05/01/00

International Index                        N/A                N/A          -10.66%        05/01/00

Mid Cap Index                              N/A                N/A            6.17%        05/01/00

Total Stock Market Index                   N/A                N/A          -10.86%        05/01/00

500 Index                                  N/A                N/A          -10.40%        05/01/00

Lifestyle Aggressive 1000                -6.42%               N/A            4.60%        01/07/97

Lifestyle Growth 820                     -4.33%               N/A            6.67%        01/07/97

Lifestyle Balanced 640                    1.11%               N/A            7.12%        01/07/97

Lifestyle Moderate 460                    2.81%               N/A            7.38%        01/07/97

Lifestyle Conservative 280                6.20%               N/A            7.06%        01/07/97

Merrill Lynch Small Cap  Value
Focus - Class B                          12.99%               N/A            5.84%        10/13/97

Merrill Lynch Basic Value                10.91%               N/A            9.06%        10/13/97
Focus - Class B

Merrill Lynch Developing
Capital Markets Focus - Class B         -29.81%               N/A          -12.30%        10/13/97


 (A) Performance for each of these sub-accounts is based upon the historical performance of the portfolio, adjusted to reflect current contract charges. On December 31, 1996, Manulife Series Fund, Inc. merged with the Trust. Performance for each of these sub-accounts is based on the historical performance of the respective predecessor Manulife Series Fund, Inc. portfolio for periods prior to December 31, 1996.


 (B)   10 year average annual return.


 (D)   See charts below for Ven 7 and Ven 8 contracts total return figures.

                STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
                       CALCULATED AS OF DECEMBER 31, 2000
                 (REFLECTING THE OPTIONAL GEM AND GRIP II FEES)



                                                   SINCE INCEPTION
                                                     OR 10 YEARS,
                                                     WHICHEVER IS    INCEPTION
PORTFOLIO                      1 YEAR     5 YEAR       SHORTER        DATE(A)
------------------------------------------------------------------------------------------------
Internet Technologies            N/A       N/A         -17.99%       05/01/00

Pacific Rim Emerging          -29.93%      N/A          -9.26%       01/01/97
Markets

Science & Technology          -38.89%      N/A          17.12%       01/01/97

International Small Cap       -34.36%      N/A           7.56%       03/04/96

Aggressive Growth              -4.61%      N/A           6.03%       01/01/97

Emerging Small Company        -11.36%      N/A          15.25%       01/01/97

Small Company Blend           -25.65%      N/A          -3.56%       05/03/99

Dynamic Growth                   N/A       N/A         -19.55%       05/01/00

Mid Cap Stock                 -11.06%      N/A          -7.28%       05/03/99

All Cap Growth                -17.37%      N/A          13.12%       03/04/96

Overseas                      -24.70%     3.90%          4.22%       01/09/95

International Stock           -22.71%      N/A           2.97%       01/01/97

International Value           -13.36%      N/A          -7.07%       05/03/99

Capital Appreciation             N/A       N/A         -17.59%       11/01/00

Strategic Opportunities       -13.28%    10.62%         12.49%       06/18/85

Global Equity                   3.90%     9.37%          8.99%       03/18/88

Growth                        -32.63%      N/A           9.97%       07/15/96

Large Cap Growth              -20.56%     8.70%          9.72%       08/03/89

Quantitative Equity            -1.55%      N/A          17.96%       01/01/97

Blue Chip Growth               -9.94%    16.27%         11.00%       12/11/92

Real Estate Securities         17.19%      N/A           0.65%       01/01/97

Small Company Value            -1.89%      N/A          -2.52%       10/01/97

Value                          16.07%      N/A           6.53%       01/01/97

Tactical Allocation              N/A       N/A          -8.65%       05/01/00

Growth & Income               -13.97%    15.20%         13.28%       04/23/91

U.S. Large Cap Value           -4.81%      N/A          -2.28%       05/03/99

Equity-Income                   4.68%    11.92%         11.72%       02/19/93

Income & Value                 -2.81%     8.01%          8.91%       08/03/89


Balanced                      -16.02%      N/A           1.50%       01/01/97

High Yield                    -15.68%      N/A          -0.02%       01/01/97

Strategic Bond                 -0.55%     4.32%          4.95%       02/19/93

Global Bond                    -5.83%     0.58%          4.69%       03/18/88

Total Return                    2.71%      N/A           0.01%       05/03/99

Investment Quality Bond         1.32%     2.70%          5.24%       06/18/85

Diversified Bond                2.17%     5.08%          6.77%       08/03/89

U.S. Government Securities      2.67%     2.99%          4.86%       03/18/88

Money Market                   -1.94%     2.21%          2.42%       06/18/85

Small Cap Index                  N/A       N/A         -10.21%       05/01/00

International Index              N/A       N/A          -4.47%       05/01/00

Mid Cap Index                    N/A       N/A          -7.31%       05/01/00

Total Stock Market Index         N/A       N/A          -9.10%       05/01/00

500 Index                        N/A       N/A          -8.75%       05/01/00

Lifestyle Aggressive 1000     -12.11%      N/A           2.73%       01/07/97

Lifestyle Growth 820          -10.14%      N/A           4.88%       01/07/97

Lifestyle Balanced 640         -5.04%      N/A           5.34%       01/07/97

Lifestyle Moderate 460         -3.44%      N/A           5.61%       01/07/97

Lifestyle Conservative 280     -0.26%      N/A           5.27%       01/07/97

Merrill Lynch Small Cap
Value Focus  - Class B          6.23%      N/A           3.38%       10/13/97

Merrill Lynch Basic Value       4.16%      N/A           6.83%       10/13/97
Focus  - Class B

Merrill Lynch Developing
Capital Markets Focus -
Class B                       -34.05%      N/A         -14.60%       10/13/97



 (A) Inception date of the sub-account of the variable account which invests in the portfolio.

 (B)   10 year average annual return.

              NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
               (ASSUMING REDEMPTION AT THE END OF THE TIME PERIOD)
                       CALCULATED AS OF DECEMBER 31, 2000

              (REFLECTING THE OPTIONAL GEM AND GRIP II RIDER FEES)



                                                                             SINCE INCEPTION
                                                                               OR 10 YEARS,
                                                                               WHICHEVER IS    INCEPTION
PORTFOLIO                                         1 YEAR            5 YEAR        SHORTER           DATE
-----------------------------------------------------------------------------------------------------------
Internet Technologies                                N/A             N/A           -17.99%         05/01/00

Pacific Rim Emerging Markets(A)                   -29.93%          -6.10%           -4.37%         10/04/94

Science & Technology                              -38.89%            N/A            17.12%         01/01/97

International Small Cap                           -34.36%            N/A             7.56%         03/04/96

Aggressive Growth                                  -4.61%            N/A             6.03%         01/01/97

Emerging Small Company                            -11.36%            N/A            15.25%         01/01/97

Small Company Blend                               -25.65%            N/A            -3.56%         05/03/99

Dynamic Growth                                       N/A             N/A           -19.55%         05/01/00

Mid Cap Stock                                     -11.06%            N/A            -7.28%         05/03/99

All Cap Growth                                    -17.37%            N/A            13.12%         03/04/96

Overseas                                          -24.70%           3.90%            4.22%         01/09/95

International Stock                               -22.71%            N/A             2.97%         01/01/97

International Value                               -13.36%            N/A            -7.07%         05/03/99

Capital Appreciation                                 N/A             N/A           -17.59%         11/01/00

Strategic Opportunities                           -13.28%          10.62%           12.49%         06/18/85

Global Equity                                       3.90%           9.37%            8.99%         03/18/88

Growth                                            -32.63%            N/A             9.97%         07/15/96

Large Cap Growth                                  -20.56%           8.70%            9.72%         08/03/89

Quantitative Equity(A)                             -1.55%          17.52%           14.80%         04/30/87

Blue Chip Growth                                   -9.94%          16.27%           11.00%         12/11/92

Real Estate Securities(A)                          17.19%           6.20%           11.47%         04/30/87

Small Company Value                                -1.89%            N/A            -2.52%         10/01/97

Value                                              16.07%            N/A             6.53%         01/01/97

Tactical Allocation                                  N/A             N/A            -8.65%         05/01/00

Growth & Income                                   -13.97%          15.20%           13.28%         04/23/91

U.S. Large Cap Value                               -4.81%            N/A            -2.28%         05/03/99

Equity-Income                                       4.68%          11.92%           11.72%         02/19/93

Income & Value                                     -2.81%           8.01%            8.91%         08/03/89

Balanced                                          -16.02%            N/A             1.50%         01/01/97

High Yield                                        -15.68%            N/A            -0.02%         01/01/97

Strategic Bond                                     -0.55%           4.32%            4.95%         02/19/93

Global Bond                                        -5.83%           0.58%            4.69%         03/18/88

Total Return                                        2.71%            N/A             0.01%         05/03/99

Investment Quality Bond                             1.32%           2.70%            5.24%         06/18/85

Diversified Bond                                    2.17%           5.08%            6.77%         08/03/89

U.S. Government Securities                          2.67%           2.99%            4.86%         03/18/88

Money Market                                       -1.94%           2.21%            2.42%         06/18/85

Small Cap Index                                      N/A             N/A           -10.21%         05/01/00

International Index                                  N/A             N/A            -4.47%         05/01/00

Mid Cap Index                                        N/A             N/A            -7.31%         05/01/00

Total Stock Market Index                             N/A             N/A            -9.10%         05/01/00

500 Index                                            N/A             N/A            -8.75%         05/01/00

Lifestyle Aggressive 1000                         -12.11%            N/A             2.73%         01/07/97

Lifestyle Growth 820                              -10.14%            N/A             4.88%         01/07/97

Lifestyle Balanced 640                             -5.04%            N/A             5.34%         01/07/97

Lifestyle Moderate 460                             -3.44%            N/A             5.61%         01/07/97

Lifestyle Conservative 280                         -0.26%            N/A             5.27%         01/07/97

Merrill Lynch Small Cap Value
Focus  - Class B                                    6.23%            N/A             3.38%         10/13/97

Merrill Lynch Basic Value                           4.16%            N/A             6.83%         10/13/97
Focus  - Class B

Merrill Lynch Developing
Capital Markets Focus -
Class B                                           -34.05%            N/A           -14.60%         10/13/97


 (A) Performance for each of these sub-accounts is based upon the historical performance of the portfolio, adjusted to reflect current contract charges. On December 31, 1996, Manulife Series Fund, Inc. merged with the trust. Performance for each of these sub-accounts is based on the historical performance of the respective predecessor Manulife Series Fund, Inc. portfolio for periods prior to December 31, 1996.

 (B)   10 year average annual return.

              NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES

             (ASSUMING NO REDEMPTION AT THE END OF THE TIME PERIOD)
                       CALCULATED AS OF DECEMBER 31, 2000

                 (REFLECTING THE OPTIONAL GEM AND GRIP II FEES)


                                                                         SINCE INCEPTION
                                                                          OR 10 YEARS,
                                                                          WHICHEVER IS    INCEPTION
PORTFOLIO                                 1 YEAR            5 YEAR          SHORTER           DATE
-----------------------------------------------------------------------------------------------------------
Internet Technologies                       N/A               N/A           -18.63%         05/01/00

Pacific Rim Emerging Markets(A)          -26.04%            -5.37%           -3.91%         10/04/94

Science & Technology                     -35.58%              N/A            18.01%         01/01/97

International Small Cap                  -30.76%              N/A             8.31%         03/04/96

Aggressive Growth                          0.89%             N/A              7.22%         01/01/97

Emerging Small Company                    -6.29%              N/A            16.19%         01/01/97

Small Company Blend                      -21.49%              N/A             0.06%         05/03/99

Dynamic Growth                              N/A               N/A           -20.94%         05/01/00

Mid Cap Stock                             -5.97%              N/A            -3.79%         05/03/99

All Cap Growth                           -12.68%              N/A            13.74%         03/04/96

Overseas                                 -20.49%             4.62%            4.76%         01/09/95

International Stock                      -18.37%              N/A             4.27%         01/01/97

International Value                       -8.42%              N/A            -3.58%         05/03/99

Capital Appreciation                        N/A               N/A           -55.50%         11/01/00

Strategic Opportunities(C)                -8.33%            11.19%           12.52%         06/18/85

Global Equity                              9.94%             9.96%            9.03%         03/18/88

Growth                                   -28.92%              N/A            10.73%         07/15/96

Large Cap Growth                         -16.08%             9.31%            9.75%         08/03/89

Quantitative Equity(A)                     4.14%            17.98%           14.83%         04/30/87

Blue Chip Growth                          -4.78%            16.74%           11.09%         12/11/92

Real Estate Securities(A)                 23.24%             6.87%           11.49%         04/30/87

Small Company Value                        3.78%              N/A            -0.90%         10/01/97

Value                                     22.12%              N/A             7.71%         01/01/97

Tactical Allocation                         N/A               N/A            -4.37%         05/01/00

Growth & Income                           -9.07%            15.68%           13.34%         04/23/91

U.S. Large Cap Value                       0.68%              N/A             1.39%         05/03/99

Equity-Income                             10.73%            12.46%           11.80%         02/19/93

Income & Value                             2.80%             8.63%            8.94%         08/03/89


Balanced                                 -11.24%              N/A             2.85%         01/01/97

High Yield                               -10.89%              N/A             1.32%         01/01/97

Strategic Bond                             5.21%             5.03%            5.06%         02/19/93

Global Bond                               -0.41%             1.37%            4.73%         03/18/88

Total Return                               8.68%              N/A             3.77%         05/03/99

Investment Quality Bond                    7.19%             3.45%            5.27%         06/18/85

Diversified Bond                           8.10%             5.77%            6.81%         08/03/89

U.S. Government Securities                 8.64%             3.74%            4.90%         03/18/88

Money Market                               3.73%             2.98%            2.47%         06/18/85

Small Cap Index                             N/A               N/A            -6.80%         05/01/00

International Index                         N/A               N/A             2.26%         05/01/00

Mid Cap Index                               N/A               N/A            -2.26%         05/01/00

Total Stock Market Index                    N/A               N/A            -5.07%         05/01/00

500 Index                                   N/A               N/A            -4.52%         05/01/00

Lifestyle Aggressive 1000                 -7.09%              N/A             4.04%         01/07/97

Lifestyle Growth 820                      -4.99%              N/A             6.12%         01/07/97

Lifestyle Balanced 640                     0.43%              N/A             6.56%         01/07/97

Lifestyle Moderate 460                     2.13%              N/A             6.83%         01/07/97

Lifestyle Conservative 280                 5.52%              N/A             6.49%         01/07/97

Merrill Lynch Small Cap
Value Focus - Class B                     12.28%              N/A             5.03%         10/13/97

Merrill Lynch Basic Value Focus
- Class B                                 10.21%              N/A             8.36%         10/13/97

Merrill Lynch Developing
Capital Markets Focus -
Class B                                  -30.43%              N/A           -13.13%         10/13/97


 (A) Performance for each of these sub-accounts is based upon the historical performance of the portfolio, adjusted to reflect current contract charges. On December 31, 1996, Manulife Series Fund, Inc. merged with the Trust. Performance for each of these sub-accounts is based on the historical performance of the respective predecessor Manulife Series
 Fund, Inc. portfolio for periods prior to December 31, 1996.

 (B)   10 year average annual return.

                            VEN 7 AND VEN 8 CONTRACTS
                STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
                       CALCULATED AS OF DECEMBER 31, 2000



                                                                                SINCE INCEPTION
                                                                                  OR 10 YEARS,        INCEPTION
PORTFOLIO                                     1 YEAR           5 YEAR         WHICHEVER IS SHORTER       DATE(A)

Internet Technologies                           N/A              N/A               -47.07%             05/01/00
Pacific Rim Emerging Markets                  -29.34%            N/A                -8.21%             01/01/97
Science & Technology                          -38.32%            N/A                17.89%             01/01/97
International Small Cap                       -33.78%            N/A                 8.38%             03/04/96
Aggressive Growth                              -3.97%            N/A                 6.96%             01/01/97
Emerging Small Company                        -10.74%            N/A                16.08%             01/01/97
Small Company Blend                           -25.05%            N/A                -2.86%             05/03/99
Dynamic Growth                                  N/A              N/A               -39.99%             05/01/00
Mid Cap Stock                                 -10.43%            N/A                -6.50%             05/03/99
All Cap Growth                                -16.75%            N/A                13.90%             03/04/96
Overseas                                      -24.11%            5.25%               5.05%             01/09/95
International Stock                           -22.11%            N/A                 3.89%             01/01/97
International Value                           -12.74%            N/A                -6.31%             05/03/99
Capital Appreciation                            N/A              N/A               -17.14%             11/01/00
Strategic Opportunities                       -12.66%           11.78%              13.08%(B)          06/18/85
Global Equity                                   4.59%           10.57%               9.64%(B)          03/18/88
Growth                                        -32.04%            N/A                10.74%             07/15/96
Large Cap Growth                              -19.96%            9.90%              10.33%(B)          08/03/89
Quantitative Equity                            -0.91%            N/A                18.73%             01/01/97
Blue Chip Growth                               -9.31%           17.30%              11.73%             12/11/92
Real Estate Securities                         17.91%            N/A                 1.61%             01/01/97
Small Company Value                            -1.25%            N/A                -1.34%             10/01/97
Value                                          16.79%            N/A                 7.44%             01/01/97
Tactical Allocation                             N/A              N/A                -9.28%             05/01/00
Growth & Income                               -13.35%           16.24%              13.89%             04/23/91
U.S. Large Cap Value                           -4.17%             N/A               -1.53%             05/03/99
Equity-Income                                   5.38%           13.05%              12.35%             02/19/93
Income & Value                                 -2.17%            9.25%               9.54%(B)          08/03/89

Balanced                                      -15.40%             N/A                 2.41%            01/01/97
High Yield                                    -15.06%             N/A                 0.89%            01/01/97
Strategic Bond                                  0.09%            5.66%                5.65%            02/19/93
Global Bond                                    -5.19%            2.02%                5.36%(B)         03/18/88
Total Return                                    3.36%             N/A                 0.78%            05/03/99
Investment Quality Bond                         1.97%            4.12%                5.92%(B)         06/18/85
Diversified Bond                                2.82%            6.42%                7.43%(B)         08/03/89
U.S. Government Securities                      3.33%            4.40%                5.56%(B)         03/18/88
Money Market                                   -1.30%            3.64%                3.20%(B)         06/18/85
Small Cap Index                                 N/A               N/A               -12.24%            05/01/00
International Index                             N/A               N/A               -15.47%            05/01/00
Mid Cap Index                                   N/A               N/A                 0.36%            05/01/00
Total Stock Market Index                        N/A               N/A               -15.66%            05/01/00
500 Index                                       N/A               N/A               -15.22%            05/01/00
Lifestyle Aggressive 1000                     -11.49%             N/A                 3.66%            01/07/97
Lifestyle Growth 820                           -9.51%             N/A                 5.79%            01/07/97
Lifestyle Balanced 640                         -4.40%             N/A                 6.25%            01/07/97
Lifestyle Moderate 460                         -2.80%             N/A                 6.51%            01/07/97
Lifestyle Conservative 280                      0.39%             N/A                 6.18%            01/07/97
Merrill Lynch Small Cap Value                   6.94%             N/A                 4.66%            10/13/97
Focus - Class B
Merrill Lynch Basic Value                       4.86%             N/A                 7.96%            10/13/97
Focus - Class B
Merrill Lynch Developing Capital Markets      -33.47%             N/A               -13.32%            10/13/97
Focus - Class B

(A) Inception date of the sub-account of the Variable Account which invests in the portfolio.

(B) 10 year average annual return.

                            VEN 7 AND VEN 8 CONTRACTS
              NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
               (ASSUMING REDEMPTION AT THE END OF THE TIME PERIOD)
                       CALCULATED AS OF DECEMBER 31, 2000



                                                                               SINCE INCEPTION
                                                                                 OR 10 YEARS,         INCEPTION
PORTFOLIO                                     1 YEAR           5 YEAR        WHICHEVER IS SHORTER        DATE
Internet Technologies                           N/A              N/A               -47.07%            05/01/00
Pacific Rim Emerging Markets(A)               -29.34%          -5.11%               -3.16%            10/04/94
Science & Technology                          -38.32%            N/A                17.89%            01/01/97
International Small Cap                       -33.78%            N/A                 8.38%            03/04/96
Aggressive Growth                              -3.97%            N/A                 6.96%            01/01/97
Emerging Small Company                        -10.74%            N/A                16.08%            01/01/97
Small Company Blend                           -25.05%            N/A                -2.86%            05/03/99
Dynamic Growth                                  N/A              N/A               -39.99%            05/01/00
Mid Cap Stock                                 -10.43%            N/A                -6.50%            05/03/99
All Cap Growth                                -16.75%            N/A                13.90%            03/04/96
Overseas                                      -24.11%           5.25%                5.05%            01/09/95
International Stock                           -22.11%            N/A                 3.89%            01/01/97
International Value                           -12.74%            N/A                -6.31%            05/03/99
Capital Appreciation                            N/A              N/A               -17.14%            11/01/00
Strategic Opportunities                       -12.66%          11.78%               13.08%(B)         06/18/85
Global Equity                                   4.59%          10.57%                9.64%(B)         03/18/88
Growth                                        -32.04%            N/A                10.74%            07/15/96
Large Cap Growth                              -19.96%           9.90%               10.33%(B)         08/03/89
Quantitative Equity(A)                         -0.91%          18.55%               15.51%(B)         04/30/87
Blue Chip Growth                               -9.31%          17.30%               11.73%            12/11/92
Real Estate Securities(A)                      17.91%           7.48%               12.12%(B)         04/30/87
Small Company Value                            -1.25%            N/A                -1.34%            10/01/97
Value                                          16.79%            N/A                 7.44%            01/01/97
Tactical Allocation                             N/A              N/A                -9.28%            05/01/00
Growth & Income                               -13.35%          16.24%               13.89%            04/23/91
U.S. Large Cap Value                           -4.17%            N/A                -1.53%            05/03/99
Equity-Income                                   5.38%          13.05%               12.35%            02/19/93
Income & Value                                 -2.17%           9.25%                9.54%(B)         08/03/89

Balanced                                      -15.40%             N/A                2.41%            01/01/97
High Yield                                    -15.06%             N/A                0.89%            01/01/97
Strategic Bond                                  0.09%            5.66%               5.65%            02/19/93
Global Bond                                    -5.19%            2.02%               5.36%(B)         03/18/88
Total Return                                    3.36%             N/A                0.78%            05/03/99
Investment Quality Bond                         1.97%            4.12%               5.92%(B)         06/18/85
Diversified Bond                                2.82%            6.42%               7.43%(B)         08/03/89
U.S. Government Securities                      3.33%            4.40%               5.56%(B)         03/18/88
Money Market                                   -1.30%            3.64%               3.20%(B)         06/18/85
Small Cap Index                                  N/A              N/A              -12.24%            05/01/00
International Index                              N/A              N/A              -15.47%            05/01/00
Mid Cap Index                                    N/A              N/A                0.36%            05/01/00
Total Stock Market Index                         N/A              N/A              -15.66%            05/01/00
500 Index                                        N/A              N/A              -15.22%            05/01/00
Lifestyle Aggressive 1000                     -11.49%             N/A                3.66%            01/07/97
Lifestyle Growth 820                           -9.51%             N/A                5.79%            01/07/97
Lifestyle Balanced 640                         -4.40%             N/A                6.25%            01/07/97
Lifestyle Moderate 460                         -2.80%             N/A                6.51%            01/07/97
Lifestyle Conservative 280                      0.39%             N/A                6.18%            01/07/97
Merrill Lynch Small Cap Value                   6.94%             N/A                4.66%            10/13/97
Focus - Class B
Merrill Lynch Basic Value                       4.86%             N/A                7.96%            10/13/97
Focus - Class B
Merrill Lynch Developing Capital Markets      -33.47%            N/A               -13.32%            10/13/97
Focus - Class B

(A) Performance for each of these sub-accounts is based upon the historical performance of the portfolio, adjusted to reflect current contract charges. On December 31, 1996, Manulife Series Fund, Inc. merged with the Trust. Performance for each of these sub-accounts is based on the historical performance of the respective predecessor Manulife Series Fund, Inc. portfolio for periods prior to December 31, 1996.

(B) 10 year average annual return.

                            VEN 7 AND VEN 8 CONTRACTS
              NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
             (ASSUMING NO REDEMPTION AT THE END OF THE TIME PERIOD)
                       CALCULATED AS OF DECEMBER 31, 2000


                                                                                SINCE INCEPTION
                                                                                  OR 10 YEARS,         INCEPTION
PORTFOLIO                                     1 YEAR           5 YEAR         WHICHEVER IS SHORTER        DATE
Internet Technologies                           N/A              N/A                -44.27%             05/01/00
Pacific Rim Emerging Markets(A)               -25.42%          -4.55%                -3.10%             10/04/94
Science & Technology                          -34.98%            N/A                 18.53%             01/01/97
International Small Cap                       -30.14%            N/A                  8.87%             03/04/96
Aggressive Growth                               1.57%            N/A                  7.81%             01/01/97
Emerging Small Company                         -5.63%            N/A                 16.75%             01/01/97
Small Company Blend                           -20.85%            N/A                  0.49%             05/03/99
Dynamic Growth                                  N/A              N/A                -36.74%             05/01/00
Mid Cap Stock                                  -5.30%            N/A                 -3.29%             05/03/99
All Cap Growth                                -12.03%            N/A                 14.31%             03/04/96
Overseas                                      -19.85%           5.30%                 5.35%             01/09/95
International Stock                           -17.73%            N/A                  4.82%             01/01/97
International Value                            -7.76%            N/A                 -3.09%             05/03/99
Capital Appreciation                            N/A              N/A                -12.44%             11/01/00
Strategic Opportunities                        -7.67%          11.81%                13.11%(B)          06/18/85
Global Equity                                  10.64%          10.61%                 9.67%(B)          03/18/88
Growth                                        -28.30%            N/A                 11.25%             07/15/96
Large Cap Growth                              -15.43%           9.94%                10.36%(B)          08/03/89
Quantitative Equity(A)                          4.83%          18.58%                15.54%(B)          04/30/87
Blue Chip Growth                               -4.11%          17.33%                11.77%             12/11/92
Real Estate Securities(A)                      23.96%           7.52%                12.15%(B)          04/30/87
Small Company Value                             4.46%            N/A                 -0.16%             10/01/97
Value                                          22.84%            N/A                  8.28%             01/01/97
Tactical Allocation                             N/A              N/A                 -4.08%             05/01/00
Growth & Income                                -8.41%          16.27%                13.92%             04/23/91
U.S. Large Cap Value                            1.36%            N/A                  1.88%             05/03/99
Equity-Income                                  11.43%          13.09%                12.38%             02/19/93
Income & Value                                  3.48%           9.29%                 9.57%(B)          08/03/89

Balanced                                      -10.59%            N/A                  3.37%             01/01/97
High Yield                                    -10.23%            N/A                  1.87%             01/01/97
Strategic Bond                                  5.89%           5.71%                 5.70%             02/19/93
Global Bond                                     0.27%           2.07%                 5.39%(B)          03/18/88
Total Return                                    9.37%            N/A                  4.28%             05/03/99
Investment Quality Bond                         7.89%           4.16%                 5.96%(B)          06/18/85
Diversified Bond                                8.79%           6.46%                 7.47%(B)          08/03/89
U.S. Government Securities                      9.33%           4.45%                 5.60%(B)          03/18/88
Money Market                                    4.41%           3.69%                 3.24%(B)          06/18/85
Small Cap Index                                  N/A             N/A                 -7.23%             05/01/00
International Index                              N/A             N/A                -10.66%             05/01/00
Mid Cap Index                                    N/A             N/A                  6.17%             05/01/00
Total Stock Market Index                         N/A             N/A                -10.86%             05/01/00
500 Index                                        N/A             N/A                -10.40%             05/01/00
Lifestyle Aggressive 1000                      -6.42%            N/A                  4.60%             01/07/97
Lifestyle Growth 820                           -4.33%            N/A                  6.67%             01/07/97
Lifestyle Balanced 640                          1.11%            N/A                  7.12%             01/07/97
Lifestyle Moderate 460                          2.81%            N/A                  7.38%             01/07/97
Lifestyle Conservative 280                      6.20%            N/A                  7.06%             01/07/97
Merrill Lynch Small Cap Value                  12.99%            N/A                  5.84%             10/13/97
Focus - Class B
Merrill Lynch Basic Value                      10.91%            N/A                  9.06%             10/13/97
Focus - Class B
Merrill Lynch Developing Capital Markets      -29.81%            N/A                -12.30%             10/13/97
Focus - Class B

(A) Performance for each of these sub-accounts is based upon the historical performance of the portfolio, adjusted to reflect current contract charges. On December 31, 1996, Manulife Series Fund, Inc. merged with the Trust. Performance for each of these sub-accounts is based on the historical performance of the respective predecessor Manulife Series Fund, Inc. portfolio for periods prior to December 31, 1996.

(B) 10 year average annual return.




                                     *****
         In addition to the non-standardized returns quoted above, each of the sub-accounts may from time to time quote aggregate non-standardized total returns calculated in the same manner as set forth above for other time periods. From time to time the Trust or the Merrill Variable Funds may include in their advertising and sales literature general discussions of economic theories, including but not limited to, discussions on how demographic and political trends can affect the financial markets. Further, the Trust may also include in its advertising and sales literature specific information on each of the Trust's subadvisers, including but not limited to, research capabilities of a subadviser, assets under management, information relating to other clients of a subadviser, and other generalized information.

                                    SERVICES

INDEPENDENT AUDITORS

         The consolidated financial statements of the Company at December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 and of the Variable Account at December 31, 2000 and for each of the two years in the period ended December 31, 2000 appearing in this Statement of Additional Information have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

SERVICING AGENT

         Computer Sciences Corporation Financial Services Group ("CSC FSG") provides to us a computerized data processing recordkeeping system for variable annuity administration. CSC FSG provides various daily, semimonthly, monthly, semiannual and annual reports including:

     -    daily updates on:
          -    accumulation unit values,
          -    variable annuity participants and transactions,
          -    agent production and commissions;
     -    semimonthly commission statements;
     -    monthly summaries of agent production and daily transaction reports;
     -    semiannual statements for contract owners;
     -    and annual contract owner tax reports.

We pay CSC FSG approximately $7.80 per policy per year, plus certain other fees for the services provided.

PRINCIPAL UNDERWRITER


         Manulife Financial Securities, LLC, an indirect wholly owned subsidiary of MFC, serves as principal underwriter of the contracts. Prior to January 1, 2002, Manufacturers Securities Services, LLC ("MSS") a Delaware limited liability company controlled by us, served as principal underwriter of the contracts. Contracts are offered on a continuous basis. The aggregate dollar amount of underwriting commissions paid to MSS in 2000, 1999 and 1998 were $251,409,183, $183,494,116 and $122,828,714, respectively. MSS did not retain any of these amounts during such periods.

                          AUDITED FINANCIAL STATEMENTS

                                     PART C

                                OTHER INFORMATION

Guide to Name Changes and Successions:

The following name changes took place October 1, 1997:

                              Old Name                                                        New Name
NASL Variable Account                                        The Manufacturers Life Insurance Company of North America
                                                             Separate Account A
North American Security Life Insurance Company               The Manufacturers Life Insurance Company of North America

The following name changes took place November 1, 1997:

                              Old Name                                                        New Name
NAWL Holding Co., Inc.                                       Manulife-Wood Logan Holding Co., Inc.

The following name changes took place September 24, 1999:

                              Old Name                                                        New Name
Wood Logan Associates, Inc.                                  Manulife Wood Logan, Inc.

On September 30, 1997, Manufacturers Securities Services, LLC succeeded to the business of NASL Financial Services, Inc.


The following changes are scheduled to take place on January 1, 2002:



         The Manufacturers Life Insurance Company of North America ("Manulife North America") will merge into The Manufacturers Life Insurance Company (U.S.A.) with the latter becoming the owner of all of Manulife North America's assets, including the assets of Separate Account A.


                                     *****
Item 24.  Financial Statements and Exhibits

(a)      Financial Statements


         (1) Financial Statements of the Registrant, The Manufacturers Life Insurance Company (U.S.A.) Separate Account H, (Part B of the registration statement). TO BE FILED BY AMENDMENT



         (2) Financial Statements of the Depositor, The Manufacturers Life Insurance Company (U.S.A.) (Part B of the registration statement). TO BE FILED BY AMENDMENT



(b)     Exhibits



(1)      (i)      Resolution of the Board of Directors of Manufacturers Life
                  Insurance Company (U.S.A.) establishing The Manufacturers
                  Life Insurance Company Separate Account H - TO BE FILED BY
                  AMENDMENT


(2)               Agreements for custody of securities and similar investments -
                  Not Applicable.


(3)      (i)      Form of Underwriting Agreement - Incorporated by reference to Exhibit (b)(3)(i) to Form N-4, file number 33-76162, filed
                  March 1, 1999.



         (ii) Form of Promotional Agent Agreement - Incorporated by reference to Exhibit (b)(3)(ii) to post-effective amendment no. 3 to Form N-4, file number 33-77878, filed February 28, 1997.



         (iii) Form of Amendment to Promotional Agent Agreement - Incorporated by reference to Exhibit (b)(3)(iii) to Form N-4, file number 33-76162, filed February 25, 1998.



         (iv)     Form of broker-dealer agreement - Filed Herewith

(4)      (i)      (A) Form of Specimen Flexible Purchase Payment Individual
                  Deferred Variable Annuity Contract, Non-Participating (v20/21)
                  - Incorporated by reference to Exhibit(b)(4)(i)(A) to post-effective amendment no. 4 to registration statement on Form N-4 (file no. 33-76162) filed April 7, 1997.



(4)      (ii)    (A) Form of Specimen Flexible Purchase Payment Individual
                  Deferred Variable Annuity Contract, Non-Participating(v7)
                  - Incorporated by reference to Exhibit(b)(4)(i)(B) to post-effective amendment no. 4 to registration statement on Form N-4 (file no. 33-76162) filed April 7, 1997.



                  (B)(1) Form of Specimen Death Benefit Endorsement to Flexible Purchase Payment Individual Deferred Variable Annuity Contract, Non-Participating (v7) - Previously filed as Exhibit(b)(4)(ii)(B)(1) to post-effective amendment no. 4 to Form N-4 (file no. 33-76162) filed February 25, 1998.



                  (2) Form of Specimen Endorsements to Contract(v7): (i) Individual Retirement Annuity Endorsement; (ii)Retirement Equity Act Endorsement; (iii) Tax-sheltered Annuity Endorsement; (iv) Qualified Plan Endorsement Section 401 Plans
                  - Previously filed as Exhibit(b)(4)(ii)(B)(2) to post-effective amendment no. 4 to Form N-4 (file no.33-76162) filed February 25, 1998.



                  (C) Form of Specimen Death Benefit Endorsement to Venture 3 Contract, Non-Participating - Previously filed as Exhibit
                  (b)(4)(ii)(C) to post-effective amendment no. 4 to Form N-4 (file no.33-76162) filed February 25, 1998



                  (D) Form of Fixed Account Endorsement (v20/21) - Previously filed as Exhibit (b)(4)(ii)(E) to post-effective amendment no. 6 to Form N-4 (file no.33-76162) filed March 1, 1999.



                  (E) Form of Roth Individual Retirement Annuity Endorsement - Previously filed as Exhibit (b)(4)(ii)(F) to post-effective amendment no. 6 to Form N-4 (file no.33-76162) filed March 1, 1999.



          (iii) Form of Guaranteed Income Rider (v20/21) - Previously filed as Exhibit (b)(4)(iii) to post-effective amendment no. 4 to Form N-4 (file no. 33-76162) filed February 25, 1998.



(5)       (i)     Form of Specimen Application for Flexible Purchase Payment
                  Individual Deferred Combination Fixed and Variable Annuity
                  Contract, Non-Participating - Incorporated by reference to
                  Exhibit(b)(5)(i) to post effective amendment 5 to file number 333-24657, filed February 28, 2000.



         (ii) Form of Specimen Application for Flexible Purchase Payment Individual Deferred Combination Fixed and Variable Annuity Contract (VENTURE.APP.009.98) - Incorporated by reference to Exhibit (b)(5)(i) to post-effective amendment no.3 to this registration statement, filed March 1, 1999.



(6)      (i)      Restated Articles of Redomestication of The Manufacturers Life
                  Insurance Company (U.S.A.) - Incorporated by reference to
                  Exhibit A(6) to the registration statement on Form S-6 filed
                  July 20, 2000 (File No. 333-41814).



         (iii) By-laws of The Manufacturers Life Insurance Company (U.S.A.) - Incorporated by reference to Exhibit A(6)(b) to the registration statement on Form S-6 filed July 20, 2000 (File No.333-41814).



(7)      (i)      Form of Variable Annuity Reinsurance Agreement Contract with
                  Connecticut General Life Insurance Company, effective July 1,
                  1997 - Incorporated by reference to Exhibit(b)(7)(i) to the registration statement filed February 26, 1998.

         (ii) Form of Automatic Reinsurance Agreement with Swiss Re Life & Health America Inc., effective August 1, 1997 - Incorporated by reference to Exhibit(b)(7)(ii) to this registration statement.



         (iii) Form of contract of reinsurance in connection with the variable annuity contracts being offered - Contract with Manulife Reinsurance Corporation (USA), effective July 1, 1998
                  - Incorporated by reference to Exhibit(b)(7)(iv) to Form N-4, file number 33-77878, filed December 16, 1998.



          (iv) Form of Coinsurance Agreement with Peoples Security Life Insurance Company, effective June 30, 1995 - Incorporated by reference to Exhibit 10(iv) to pre-effective amendment
                  No. 1 to Form S-1, file number 333-6011 filed January 29,
                  1997.





(8) Other material contracts not made in the ordinary course of business which are to be performed in whole or in part on or after the date the registration statement is filed:


          (i) Form of Remote Service Agreement dated November 1, 1996 WITH CSC Continuum Inc. - Incorporated by reference to Exhibit
                  (b)(8)(i) to post-effective amendment no. 3 to Form N-4, file number 33-77878, filed February 28, 1997.



          (ii) Amendment to Remote Service Agreement dated April 1, 1998 with CSC Continuum Inc. - Incorporated by reference to Exhibit(b)(8)(ii) to post effective amendment no. 9 to Form N-4, file number 33-77878, filed April 28, 2000



          (iii) Amendment to Remote Service Agreement dated March 1999 with CSC Continuum Inc. - Incorporated by reference to Exhibit
                  (b)(8)(ii) to post-effective amendment no. 9 to Form N-4, file number 33-76162 filed April 27, 2000.



           (iv) Form of Merger Agreement with The Manufacturers Life Insurance Company (U.S.A.) And The Manufacturers Life Insurance Company of North America - Filed Herewith



(9) Opinion of Counsel and consent to its use as to the legality of the securities being registered - TO BE FILED BY AMENDMENT



(10) Written consent of Ernst & Young LLP, independent auditors - TO BE FILED BY AMENDMENT



(11)     All financial statements omitted from Item 23, Financial
         Statements - Not Applicable


(12) Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter or initial contract owners - Not Applicable.


(13)     Schedules of computation,- Incorporated by reference to Exhibit
         (b)(13) to post-effective amendment no. 2 to Form N-4, file number 33-76162, filed March 1, 1996.



(14)     Financial Data Schedule - Not Applicable.



(15)     Powers of Attorney



            (i)      (Felix Chee, Robert A. Cook, John DesPrez III, Geoffrey
                      Guy, James O'Malley, Joseph J. Pietroski, Rex Schaybaugh) Incorporated by Reference to Exhibit 7 to Initial Registration Statement On Form S-6, File Number 333-41814 Filed July 20, 2000 On Behalf of The Manufacturers Life Insurance Company (U.S.A.)



            (ii)      Powers of Attorney (John Ostler) - FILED HEREWITH



            (iii)     Powers of Attorney (Jim Boyle, John Lyon) - FILED HEREWITH

Item 25. Directors and Officers of the Depositor.


OFFICERS AND DIRECTORS OF THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)






John D. DesPrez III**        Director and Chairman of the Board of Directors, President
James Boyle***               Director
Robert A. Cook**             Senior Vice President, U.S. Insurance; Director
Peter Copestake*             Vice President, Finance
James D. Gallagher**         Vice President, Secretary and General Counsel
Donald Guloien*              Executive Vice President and Chief Financial Officer
Geoffrey Guy*                Director
John Lyon*                   Vice President and Chief Financial Officer, Investments
James O'Malley*              Senior Vice President, U.S. Group Pension; Director
Joseph J. Pietroski*         Director
Rex Schaybaugh, Jr.*         Director
John Ostler*                 Vice President and Chief Financial Officer
Warren Thomson               Senior Vice President, Investments
Denis Turner*                Vice President and Treasurer



*Principal business address is Manulife Financial, 200 Bloor Street, Toronto, Ontario Canada M4W 1E5.



**Principal business address is Manulife Financial, 73 Tremont Street, Boston, MA 02116.



***Principal business address is Manulife Financial, 500 Boylston Street, Boston, MA 02116.



Item 26. Persons Controlled by or Under Common Control with Depositor or Registrant.


                         MANULIFE FINANCIAL CORPORATION
                          CORPORATE ORGANIZATION CHART
                               AS OF JUNE 30, 2001



                                                                                    % OF     JURISDICTION OF
AFFILIATE                                                              LEGAL ID    EQUITY     INCORPORATION
------------------------------------------------------------------------------------------------------------
MANULIFE FINANCIAL CORPORATION                                              2       100        Canada
  The Manufacturers Life Insurance Company                                  1       100        Canada
    MANUCAB LTD.(X)                                                        30       100        Canada
    MF Leasing (Canada) Inc.                                              169       100        Ontario
      1332953 Ontario Inc.                                                168       100        Ontario
    MLI Resources Inc.                                                    194       100        Alberta
    Manulife Financial Services Inc.                                      190       100        Canada
    1293319 Ontario Inc.                                                  170       100        Ontario
    Enterprise Capital Management Inc.                                      0        20        Ontario
    Cantay Holdings Inc.                                                   51       100        Ontario
    994744 Ontario Inc.                                                   122       100        Ontario
    DomLife Realty Limited                                                          100        Canada
    3550435 Canada Inc.                                                   107       100        Canada
      Commercial Union Life Assurance Company of Canada                   106       100        Canada
    3426505 Canada Inc.                                                   161       100        Canada
    Manulife Bank of Canada                                                58       100        Canada
    Manulife Securities International Ltd.                                 79       100        Canada

                                                                                    % OF     JURISDICTION OF
AFFILIATE                                                              LEGAL ID    EQUITY     INCORPORATION
------------------------------------------------------------------------------------------------------------
    NAL Resources Limited                                                 117       100        Alberta
    Manulife International Capital Corporation Limited                    135       100        Ontario
      Golf Town Canada Inc.                                               145     59.89        Canada
      VFC Inc.                                                              0        25        Canada
      1198184 Ontario Limited                                             134       100        Ontario
      Regional Power Inc.                                                 136        80        Ontario
        La Regionale Power Port-Cartier Inc.                                0       100        Canada
        La Regionale Power Angliers Inc.                                    0       100        Canada
        Addalam Power Corporation                                           0        50        Philippines
      Luxell Technologies Inc.                                              0     13.04        Ontario
    FNA Financial Inc.                                                    115       100        Canada
      NAL Trustco Inc.                                                      0       100        Ontario
      First North American Insurance Company                              111       100        Canada
      Elliott & Page Limited                                              116       100        Ontario
      Seamark Asset Management Ltd.                                       118     67.86        Canada
      NAL Resources Management Limited                                    120       100        Canada
    Manulife European Holdings (Alberta) Limited                          146       100        Alberta
        Manulife Hungary KFT                                              149        99**      Hungary
    The Manufacturers Investment Corporation                               87       100        Michigan
      Manulife Reinsurance Corporation (U.S.A.)                            20       100        Michigan
        Manulife Reinsurance Limited                                       67       100        Bermuda
          MRL Holding, LLC                                                 80       100        Delaware
        The Manufacturers Life Insurance Company (U.S.A.)                  19      96.1*       Michigan
          Flex Holding, LLC                                                 0      22.4        Delaware
            Flex Leasing I, LLC                                             0     99.99        Delaware
          Flex Leasing II, LLC                                              0      19.6        Delaware
          Ennal, Inc.                                                     124       100        Ohio
          ESLS Investment Limited, LLC                                    167       100        Ohio
          Thornhill Leasing Investments, LLC                                         90        Delaware
          The Manufacturers Life Insurance Company of America              17       100        Michigan
            MANULIFE HOLDING CORPORATION                                   21       100        Delaware
              ManEquity, Inc.                                               5       100        Colorado
              Manufacturers Adviser Corporation                             6       100        Colorado
              Manulife Capital Corporation                                144       100        Delaware
                MCC Asset Management Inc.                                 186       100        Delaware
                MF Private Capital, Inc.                                  182       100        Delaware
                  MF Private Capital Securities, Inc.                     119       100        Delaware
                  0MFPC Insurance Advisors, Inc.                          184       100        Delaware
                  MF Private Capital Ventures, Inc.                       183       100        Delaware
              Manulife Property Management of Washington, D.C., Inc.        0       100        Wash., D.C.
              ManuLife Service Corporation                                  7       100        Colorado
              Manulife Leasing Co., LLC                                              80        Delaware
          DOVER LEASING INVESTMENTS, LLC                                             99        Delaware
          Ironside Venture Partners I LLC                                 196       100        Delaware
            NewRiver Investor Communications Inc.                           0     14.67        Delaware

                                                                                    % OF     JURISDICTION OF
AFFILIATE                                                              LEGAL ID    EQUITY     INCORPORATION
------------------------------------------------------------------------------------------------------------
            Linx Communications Inc.                                        0     12.39        Delaware
          Ironside Venture Partners II LLC                                197       100        Delaware
          Manulife-Wood Logan Holding Co., Inc.                            98       100        Delaware
            Manulife Wood Logan, Inc.                                      91       100        Connecticut
            The Manufacturers Life Insurance Company of                    93       100        Delaware
            North America
              Manufacturers Securities Services, LLC                       97        90(a)     Delaware
              The Manufacturers Life Insurance Company of                  94       100        New York
              New York
    Manulife International Investment Management Limited                   64       100        U.K.
      Manulife International Fund Management Limited                        0       100        U.K.
    WT(SW) Properties Ltd.                                                 82       100        U.K.
    Manulife Europe Ruckversicherungs-Aktiengesellschaft                  138       100        Germany
    MIL Holdings (Bermuda) Limited                                        147       100        Bermuda
    Manulife International Holdings Limited                               152       100        Bermuda
      Manulife Provident Funds Trust Company Limited                      163       100        Hong Kong
      Manulife (International) Limited                                     28       100        Bermuda
        Manulife-Sinochem Life Insurance Co. Ltd.                          43        51        China
        The Manufacturers (Pacific Asia) Insurance Company                 61       100        Hong Kong
        Limited
        Manulife Consultants Limited                                        0       100        Hong Kong
        Manulife Financial Shareholdings Limited                            0       100        Hong Kong
        Manulife Financial Management Limited                               0       100        Hong Kong
        Manulife Financial Group Limited                                    0       100        Hong Kong
        Manulife Financial Investment Limited                               0       100        Hong Kong
      Manulife Funds Direct (Barbados) Limited                             78       100        Barbados
        P.T. Manulife Aset Manajemen Indonesia                              0        55        Indonesia
        Manulife Funds Direct (Hong Kong) Limited                           0       100        Hong Kong
    Manulife Data Services Inc.                                            81       100        Barbados
    ManuLife (International) Reinsurance Limited                           34       100        Bermuda
      Manufacturers P&C Limited                                            36       100        Barbados
      Manufacturers Life Reinsurance Limited                               49       100        Barbados
      Manulife Management Services Ltd.                                   191       100        Barbados
    Chinfon-Manulife Insurance Company Limited                            188        60        Vietnam
    Chinfon-Manulife Insurance Company Limited                             59        60        Bermuda
    OUB Manulife Pte. Ltd.                                                 14        50        Singapore
    The Manufacturers Life Insurance Co. (Phils.), Inc.                   164       100        Philippines
       Manulife Financial Plans, Inc.                                     187       100        Philippines
    P.T. Asuransi Jiwa Manulife Indonesia                                  42        71        Indonesia
      P.T. Buanadaya Sarana Informatika                                     0       100        Indonesia
      P.T. Asuransi Jiwa Arta Mandiri Prima                                42       100        Indonesia
    Manulife (Malaysia) SDN.BHD                                            74       100        Malaysia
      Manulife Holdings (Hong Kong) Limited                                15       100        Hong Kong
    Manulife Financial Systems (Hong Kong) Limited                         53       100        Hong Kong
    Manulife Century Investments (Alberta) Inc.                           171       100        Alberta
      Manulife Century Life Insurance Company                             180        35(e)     Japan
      Manulife Century Investments (Bermuda) Limited                      172       100        Bermuda

                                                                                    % OF     JURISDICTION OF
AFFILIATE                                                              LEGAL ID    EQUITY     INCORPORATION
------------------------------------------------------------------------------------------------------------
           Manulife System Service Kabushiki Kaisha                       192        90(d)     Japan
           Manulife Century Investments (Luxembourg) S.A                  173       100        Luxembourg
              Manulife Century Investments (Netherlands)                  174       100        Netherlands
      B.V
            Daihyaku Manulife Holdings (Bermuda) Limited                  175       100        Bermuda
                  Manulife Century Holdings (Netherlands)                 195       100        Netherlands
      B.V
               Kyoritsu Confirm Co., Ltd.                                 179      90.9(b)     Japan
               Manulife Premium Collection Co., Ltd.                      178        57(c)     Japan

                         Manulife Century Business Company                177       100        Japan




(X) Inactive subsidiaries are noted in italics.



* 3.9% of The Manufacturers Life Insurance Company (USA) is owned by MRL Holding LLC.



** 1% of Manulife Hungary Holdings KFT is owned by The Manufacturers Life Insurance Company.



(a) 10% of Manufacturers Securities Services, LLC is owned by The Manufacturers Life Insurance Company of New York.



(b) 9.1% of Kyoritsu Confirm Co., Ltd. is owned by Manulife Century Life Insurance Company.



(c) 10% of MANULIFE Premium Collection Co., Ltd. is owned by Manulife Century Life Insurance Company.



(d) 10% of Manulife System Service Kabushiki Kaisha is owned by Manulife Century Life Insurance Company.



(e) 32.6% of Manulife Century Life Insurance Company is owned by Manulife Century Investments (Netherlands) B.V. and 32.4%] by Manulife Century Holdings (Netherlands) B.V.



Item 27. Number of Contract Owners.


As of September 30, 2001, there were no qualified contracts and no non-qualified contracts of the series offered hereby outstanding.


Item 28. Indemnification.


Article XII of the Restated Articles of Redomestication of the Company provides as follows:



No director of this Corporation shall be personally liable to the Corporation or its shareholders or policyholders for monetary damages for breach of the director's fiduciary duty, provided that the foregoing shall not eliminate or limit the liability of a director for any of the following:



i) a breach of the director's duty or loyalty to the Corporation or its shareholders or policyholders;



ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law;



iii) a violation of Sections 5036, 5276 or 5280 of the Michigan Insurance Code, being MCLA 500.5036, 500.5276 and 500.5280;



iv) a transaction from which the director derived an improper personal benefit; or



v) an act or omission occurring on or before the date of filing of these Articles of Incorporation.



If the Michigan Insurance Code is hereafter amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability contained herein, shall be eliminated or limited to the fullest extent permitted by the Michigan Insurance Code as so amended. No amendment or repeal of this
Article XII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to the effective date of any such amendment or repeal.

Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

      Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters.


      a. Set forth below is information concerning other investment companies for which Manulife Financial Securities, LLC, the principal underwriter of the contracts, acts as investment adviser or principal underwriter.



a.    Name of Investment Company                    Capacity in which acting

      The Manufacturers Life Insurance              Principal Underwriter
      Company (U.S.A.)
      Separate Account H

      The Manufacturers Life Insurance              Principal Underwriter
      Company (U.S.A.)
      Separate Account I

      The Manufacturers Life Insurance              Principal Underwriter
      Company (U.S.A.)
      Separate Account J

      The Manufacturers Life Insurance              Principal Underwriter
      Company (U.S.A.)
      Separate Account K

      Name of Investment Company                    Capacity in which acting
      The Manufacturers Life Insurance              Principal Underwriter
      Company (U.S.A.)
      Separate Account M

      The Manufacturers Life Insurance              Principal Underwriter
      Company of New York
      Separate Account A

      The Manufacturers Life Insurance              Principal Underwriter
      Company of New York
      Separate Account B




b. The Manufacturers Life Insurance Company (U.S.A.) is the managing member of Manulife Financial Securities, LLC and has sole power to act on behalf of Manulife Financial Securities, LLC. The officers and directors of The Manufacturers Life Insurance Company (U.S.A.) are set forth under Item 25.



c.    None.


Item 30. Location of Accounts and Records.


All books and records are maintained at 500 Boylston Street, Suite 400 Boston, MA 02116-3739 and at 73 Tremont Street, Boston, MA 02108.


Item 31. Management Services.

None.

Item 32. Undertakings.


a. Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940



The Manufacturers Life Insurance Company (U.S.A.) ("Company") hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.



As a condition to the grant of effectiveness of this Registration Statement prior to consummation of the merger of The Manufacturers Life Insurance Company of North America into The Manufacturers Life Insurance Company (U.S.A.), Registrant hereby undertakes not to offer or sell to the public any securities of which Registrant is the issuer unless and until the merger is consummated and a registration statement for Registrant is filed pursuant to Section 8 of the Investment Company Act of 1940 to reflect the change in depositor, which registration statement may take the form of an amendment to the Form N-4 of Separate Account A of The Manufacturers Life Insurance of North America (File no. 811-4113).



b. Representation of Registrant Pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended



Registrant is relying on a no-action letter issued in connection with funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, as amended, on November 28, 1988, SEC Reference No. IP-6-88, and is complying with the provisions of paragraphs 1-4 of such no action letter.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the Registrant and the Depositor have caused this Registration Statement to be signed on their behalf in the City of Boston, Massachusetts, on this 2nd day of October, 2001.


SEPARATE ACCOUNT H OF
THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
(Registrant)

By: THE MANUFACTURERS LIFE INSURANCE
    COMPANY (U.S.A.)
    (Depositor)


By: /s/ John D. DesPrez III
   ------------------------
    John D. DesPrez III
    President


      Pursuant to the requirements of the Securities Act of 1933, the Depositor has duly caused this Registration Statement to be signed by the undersigned on the 2nd day of October, 2001 in the City of Boston, Massachusetts.


THE MANUFACTURERS LIFE
INSURANCE COMPANY (U.S.A.)


By: /s/ John D. DesPrez III
   ------------------------
    John D. DesPrez III
    President

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on this 2nd day of October, 2001.



Signature                                    Title
---------                                    -----

/s/ John D. DesPrez III                      Chairman and President
-----------------------                      (Principal Executive Officer)
John D. DesPrez  III


*                                            Vice President and
-----------------------                      Chief Financial Officer
John Ostler


*                                            Director
-----------------------
James Boyle


*                                            Director
-----------------------
Robert A. Cook


/s/ James D. Gallagher                       Director
-----------------------
James D. Gallagher


*                                            Director
-----------------------
Geoffrey Guy


*                                            Director
-----------------------
James O'Malley


*                                            Director
-----------------------
Joseph J. Pietroski


*                                            Director
-----------------------
Rex Schaybaugh, Jr.


*/s/ James D. Gallagher
-----------------------
JAMES D. GALLAGHER
Pursuant to Power of Attorney

                                  EXHIBIT INDEX


Exhibit No.       Description
-----------       -----------

3(iv)             Form of Broker-Dealer Agreement

8(iv)             Form of Merger Agreement

15(ii)            Power of Attorney -- John Ostler

15(iii)           Power of Attorney -- Jim Boyle, John Lyon